                                                              FILE NO. 333-58314

                                                                        811-3859
--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4
                  REGISTRATION STATEMENT UNDER THE SECURITIES
                                  ACT OF 1933
                                                                             /X/

                         PRE-EFFECTIVE AMENDMENT NO. 1                       /X/

                         POST-EFFECTIVE AMENDMENT NO.                        / /

                                     AND/OR
                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                              COMPANY ACT OF 1940                            /X/

                                AMENDMENT NO. 2
                        (CHECK APPROPRIATE BOX OR BOXES)

                            ------------------------

                            VARIABLE SEPARATE ACCOUNT
       (PORTION RELATING TO THE DIVERSIFIED STRATEGIES VARIABLE ANNUITY)
                           (Exact Name of Registrant)

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
             (Address of Depositor's Principal Offices) (Zip Code)

       Depositor's Telephone Number, including Area Code: (310) 772-6000

                            CHRISTINE A. NIXON, ESQ.
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
                    (Name and Address of Agent for Service)


The Registrant hereby amends this registration statement on
such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities
Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   PROSPECTUS
                                  July 9, 2001
                   FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACT
                                   issued by
                           VARIABLE SEPARATE ACCOUNT
                                      and
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY



The annuity contract has 29 investment choices - 7 available fixed investment options which offer interest rates guaranteed by Anchor National for different periods of time and 22 variable investment portfolios. The 22 variable portfolios are part of Anchor Series Trust ("AST"), the SunAmerica Series Trust ("SAST") or the WM Variable Trust ("WMVT").



                                       STRATEGIC ASSET MANAGEMENT PORTFOLIOS

  STRATEGIC GROWTH                               WM ADVISORS, INC.                        WMVT
  CONSERVATIVE GROWTH                            WM ADVISORS, INC.                        WMVT
  BALANCED                                       WM ADVISORS, INC.                        WMVT
  CONSERVATIVE BALANCED                          WM ADVISORS, INC.                        WMVT
  FLEXIBLE INCOME                                WM ADVISORS, INC.                        WMVT

                                                   EQUITY FUNDS

  EQUITY INCOME                                  WM ADVISORS, INC.                        WMVT
  GROWTH & INCOME                                WM ADVISORS, INC.                        WMVT
  DAVIS VENTURE VALUE                       DAVIS SELECTED ADVISERS, LP                   SAST
  GROWTH FUND OF THE NORTHWEST                   WM ADVISORS, INC.                        WMVT
  ALLIANCE GROWTH                           ALLIANCE CAPITAL MGMT. L.P.                   SAST
  GROWTH                                     JANUS CAPITAL CORPRATION                     WMVT
  CAPITAL APPRECIATION                       WELLINGTON MGMT. CO. LLP                     AST
  MFS MID CAP GROWTH                   MASSACHUSETTS FINANCIAL SERVICES CO.               SAST
  MID CAP STOCK                                  WM ADVISORS, INC.                        WMVT
  SMALL CAP STOCK                                WM ADVISORS, INC.                        WMVT
  GLOBAL EQUITIES                           ALLIANCE CAPITAL MGMT. L.P.                   SAST
  INTERNATIONAL GROWTH                    CAPITAL GUARDIAN TRUST COMPANY                  WMVT
  TECHNOLOGY                          MORGAN STANLEY INVESTMENT MGMT., INC.               SAST

                                                FIXED-INCOME FUNDS

  U.S. GOVERNMENT SECURITIES                     WM ADVISORS, INC.                        WMVT
  INCOME                                         WM ADVISORS, INC.                        WMVT
  SHORT TERM INCOME                              WM ADVISORS, INC.                        WMVT
  MONEY MARKET                                   WM ADVISORS, INC.                        WMVT



THIS VARIABLE ANNUITY PROVIDES AN OPTIONAL BONUS FEATURE CALLED `WM DIVERSIFIED STRATEGIES REWARDS'. IF YOU ELECT THIS FEATURE, IN EXCHANGE FOR ANY BONUS CREDITED TO YOUR CONTRACT, YOUR WITHDRAWAL CHARGE SCHEDULE WILL BE LONGER AND GREATER THAN IF YOU CHOSE NOT TO ELECT THIS FEATURE. THESE WITHDRAWAL CHARGES MAY OFFSET THE VALUE OF THE BONUS, IF YOU MAKE AN EARLY WITHDRAWAL.

You can put your money into any one or all of the Variable Portfolios and/or fixed investment options.



Please read this prospectus carefully before investing and keep it for your future reference. It contains important information you should know about the WM Diversified Strategies Variable Annuity. This variable annuity provides an optional bonus feature called "WM Diversified Strategies Rewards." If you elect this feature, in exchange for bonuses credited to your contract, your surrender charge schedule will be longer and greater than if you chose not to elect this feature. These withdrawal charges may offset the value of any bonus, if you make an early withdrawal.


To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated July 9, 2001. The SAI has been filed with the Securities and Exchange Commission ("SEC") and can be considered part of this prospectus.


The table of contents of the SAI appears on page 41 of this prospectus. For a free copy of the SAI, call us at 1-877-311-WMVA (9682) or write our Annuity Service Center at, P.O. Box 54299, Los Angeles, California 90054-0299.


A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC.

ANNUITIES INVOLVE RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE


Anchor National's Annual Report on Form 10-K for the year ended December 31, 2000 is incorporated herein by reference.



All documents or reports filed by Anchor National under Section 13(a), 13(c), 14 or 15(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the effective date of this prospectus are also incorporated by reference. Statements contained in this prospectus and subsequently filed documents which are incorporated by reference are deemed to modify or supercede documents incorporated herein by reference.


Anchor National files its Exchange Act documents and reports, including its annual and quarterly reports on Form 10-K and Form 10-Q, electronically pursuant to EDGAR under CIK No. 0000006342.

Anchor National is subject to the informational requirements of the Securities and Exchange Act of 1934 (as amended). We file reports and other information with the SEC to meet those requirements. You can inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

CHICAGO, ILLINOIS
500 West Madison Street
Chicago, IL 60661

NEW YORK, NEW YORK
7 World Trade Center, 13th Fl.
New York, NY 10048

To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed.

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the separate account, Anchor National and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

The SEC also maintains a website (http:// www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by Anchor National.

Anchor National will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the documents incorporated by reference. Requests for these documents should be directed to Anchor National's Annuity Service Center, as follows:

    Anchor National Life Insurance Company
    Annuity Service Center
    P.O. Box 54299
    Los Angeles, California 90054-0299
    Telephone Number: (800) 445-SUN2

SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION

Indemnification for liabilities arising under the Securities Act of 1933 (the "Act") is provided to Anchor National's officers, directors and controlling persons. The SEC has advised that it believes such indemnification is against public policy under the Act and unenforceable. If a claim for indemnification against such liabilities (other than for Anchor National's payment of expenses incurred or paid by its directors, officers or controlling persons in the successful defense of any legal action) is asserted by a director, officer or controlling person of Anchor National in connection with the securities registered under this prospectus, Anchor National will submit to a court with jurisdiction to determine whether the indemnification is against public policy under the Act. Anchor National will be governed by final judgment of the issue. However, if in the opinion of Anchor National's counsel this issue has been determined by controlling precedent, Anchor National will not submit the issue to a court for determination.

TABLE OF CONTENTS


 GLOSSARY....................................................    4
 HIGHLIGHTS..................................................    5
 FEE TABLES..................................................    6
     Owner Transaction Expenses..............................    6
     Annual Separate Account Expenses........................    6
     The Optional Income Protector Fee.......................    6
     The Optional Estate Rewards Death Benefit Fee...........    6
     The Optional Earnings Advantage Fee.....................    6
     Investment Portfolio Expenses of Variable Portfolios....    7
 EXAMPLES....................................................    9
 THE WM DIVERSIFIED STRATEGIES VARIABLE ANNUITY..............   14
 PURCHASING A WM DIVERSIFIED STRATEGIES VARIABLE ANNUITY.....   15
     Allocation of Purchase Payments.........................   15
     WM Diversified Strategies Rewards Program...............   15
     Accumulation Units......................................   17
     Free Look...............................................   18
 INVESTMENT OPTIONS..........................................   18
     Variable Investment Options.............................
     Market Value Adjustment.................................   20
     Dollar Cost Averaging...................................   21
     Transfers During the Accumulation Phase.................   22
     Asset Allocation Rebalancing Program....................   23
     Principal Advantage Program.............................   23
     Voting Rights...........................................   24
     Substitution............................................   24
 ACCESS TO YOUR MONEY........................................   24
     Free Withdrawal Provision...............................   24
     Systematic Withdrawal Program...........................   26
     Nursing Home Waiver.....................................   26
     Minimum Contract Value..................................   26
     Qualified Contract Owners...............................   26
 DEATH BENEFIT...............................................   27
     Standard Death Benefit..................................   28
     Estate Rewards Death Benefit............................   28
     Spousal Continuation....................................   30
 EXPENSES....................................................   30
     Insurance Charges.......................................   30
     Withdrawal Charges......................................   30
     Investment Charges......................................   31
     Contract Maintenance Fee................................   32
     Transfer Fee............................................   32
     Option Death Benefit Fees...............................   32
     Optional Income Protector Fee...........................   32
     Premium Tax.............................................   32
     Income Taxes............................................   32
     Reduction or Elimination of Charges and Expenses, and
      Additional Amounts Credited............................   32
 INCOME OPTIONS..............................................   33
     Annuity Date............................................   33
     Income Options..........................................   33
     Allocation of Annuity Payments..........................   34
     Transfers During the Income Phase.......................   35
     Deferment of Payments...................................   35
     The Income Protector....................................   35
 TAXES.......................................................   38
     Annuity Contracts in General............................   38
     Tax Treatment of Distributions--Non-qualified
      Contracts..............................................   38
     Tax Treatment of Distributions--Qualified Contracts.....   39
     Minimum Distributions...................................   39
     Diversification.........................................   40
 PERFORMANCE.................................................   40
 OTHER INFORMATION...........................................   41
     Anchor National.........................................   41
     The Separate Account....................................   41
     Custodian...............................................   41
     The General Account.....................................   41
     Distribution of the Contract............................   41
     Administration..........................................   42
     Legal Proceedings.......................................   42
 INDEPENDENT ACCOUNTANTS.....................................   42
 TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....   43
 APPENDIX A--WM DIVERSIFIED STRATEGIES REWARDS PROGRAM
  EXAMPLES...................................................  A-1
 APPENDIX B--MARKET VALUE ADJUSTMENT.........................  B-1
 APPENDIX C--DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION...  C-1
 APPENDIX D..................................................  D-1
 APPENDIX E--PREMIUM TAXES...................................  E-1

GLOSSARY

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we define them in this glossary.

ACCUMULATION PHASE--The period during which you invest money in your contract.

ACCUMULATION UNITS--A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT(S)--The person(s) on whose life (lives) we base annuity payments.

ANNUITY DATE--The date on which annuity payments are to begin, as selected by you.

ANNUITY UNITS--A measurement we use to calculate the amount of annuity payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY(IES)--The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.

COMPANY--Anchor National Life Insurance Company ("Anchor National"), We, Us, the issuer of this annuity contract.

INCOME PHASE--The period during which we make annuity payments to you.

IRS--The Internal Revenue Service.

NON-QUALIFIED (CONTRACT)--A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").


PAYMENT ENHANCEMENT(S)--The amount(s) allocated to your contract by Us under the WM Diversified Strategies Rewards Program. Payment enhancements are calculated as a percentage of your Purchase Payments and are considered earnings.



VARIABLE PORTFOLIOS--A sub-account of Variable Separate Account which provides for the variable investment options available under the contract. Each has a distinct investment objective and is invested in the underlying investment portfolios of the Anchor Series Trust, SunAmerica Series Trust or the WM Variable Trust as applicable.


PURCHASE PAYMENTS--The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.


QUALIFIED (CONTRACT)--A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account ("IRA").

HIGHLIGHTS


ANCHOR NATIONAL OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY PRODUCTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. EACH PRODUCT MAY OFFER DIFFERENT FEATURES AND BENEFITS AND CORRESPONDINGLY DIFFERENT FEES AND CHARGES. WHEN WORKING WITH YOUR INVESTMENT REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS YOU SHOULD CONSIDER, AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR LONG-TERM RETIREMENT SAVINGS GOALS.



The WM Diversified Strategies Variable Annuity is a contract between you and Anchor National Life Insurance Company (Anchor National). It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of variable and fixed account options. You may also elect to participate in the Rewards feature of the contract that can provide you with Payment Enhancements to invest in your contract. If you elect participation in this feature, your contract will be subject to a longer surrender charge schedule. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.



FREE LOOK: If you cancel your contract within 10 days after receiving it (or whatever period is required in your state), we will cancel the contract without charging a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. This amount may be more or less than your original Purchase Payment. We will return your original Purchase Payment if required by law. If you elected to participate in the Rewards feature, you receive any gain and we bear any loss on any Payment Enhancement(s) if you decide to cancel your contract during the free look period. PLEASE SEE PURCHASING A WM DIVERSIFIED STRATEGIES VARIABLE ANNUITY IN THE PROSPECTUS.



EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $35 contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. We also deduct insurance charges, which equal 1.40% annually of the average daily value of your contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios. If you elect optional features available under the contract we may charge additional fees for these features. A separate withdrawal charge schedule applies to each Purchase Payment. The amount of the withdrawal charge declines over time. After a Purchase Payment has been in the contract for seven complete years, or nine complete years if you participate in the Rewards feature, withdrawal charges no longer apply to that portion of the Purchase Payment. PLEASE SEE THE FEE TABLE, PURCHASING A WM DIVERSIFIED STRATEGIES VARIABLE ANNUITY AND Expenses IN THE PROSPECTUS.


ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you do so, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.


DEATH BENEFIT: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. Optional enhanced death benefits are also available. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.


INCOME OPTIONS: When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis or a combination of both. You may also chose from five different income options, including an option for income that you cannot outlive. PLEASE SEE INCOME OPTIONS IN THE PROSPECTUS.

PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.


INQUIRIES: If you have questions about your contract call your investment representative or contact us at Anchor National Life Insurance Company Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone
Number: 1 (877) 311-WMVA (9682).

WM DIVERSIFIED STRATEGIES VARIABLE ANNUITY FEE TABLES

                    ------------------------------------------------------------

OWNER TRANSACTION EXPENSES

Withdrawal Charge as a percentage of Purchase Payments:


YEARS:                    1          2          3          4          5          6          7          8          9          10
WM Diversified
  Strategies Non-
  Rewards Schedule...     7%         6%         6%         5%         4%         3%         2%         0%         0%         0%
WM Diversified
  Strategies Rewards
  Schedule...........     9%         8%         7%         6%         6%         5%         4%         3%         2%         0%



Contract Maintenance Charge........  $35 each year ($30 in North Dakota)
                                     (waived for contracts over $50,000)
Transfer Fee.......................  No charge for first 15 transfers each contract year; thereafter, fee is $25
                                     ($10 in Pennsylvania and Texas) per
                                     transfer


ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of daily net asset value)


Mortality Risk Charge........................  0.90%
Expense Risk Charge..........................  0.35%
Distribution Expense Charge..................  0.15%
                                               ----
      Total Separate Account Expenses........  1.40%



THE OPTIONAL ESTATE REWARDS DEATH BENEFIT FEE
(The Estate Rewards Death Benefit offers a choice of one of two optional enhanced death benefits which are described more fully in the prospectus. If elected, the fee is an annualized charge that is deducted daily from your contract value.)



Fee as a % of your daily
 net asset value.........  .15%



THE OPTIONAL EARNINGS ADVANTAGE FEE
(Earnings Advantage, an enhanced death benefit feature, which is described more fully in the prospectus is optional and if elected, the fee is an annualized charge that is deducted daily from your contract value.)



Fee as a % of your daily
 net asset value........  .25%



THE OPTIONAL INCOME PROTECTOR FEE
(The Income Protector which is described more fully in the prospectus is optional and if elected the fee is deducted annually from your contract value.)



                          ANNUAL FEE AS A % OF YOUR INCOME
GROWTH RATE                                  BENEFIT BASE*
         0%                           .10%



* The Income Benefit Base, which is described more fully in the prospectus is generally calculated by using your contract value on the date of your effective enrollment in the program and then each subsequent contract anniversary, adding purchase payments made since the prior contract anniversary, less proportionate withdrawals, and fees and charges applicable to those withdrawals.

                  INVESTMENT PORTFOLIO EXPENSES OF PORTFOLIOS
                              ANCHOR SERIES TRUST


                 (as a percentage of average net assets for the
                  Trust's fiscal year ended December 31, 2000)



                                          MANAGEMENT   SERVICE (12b-1)    OTHER     TOTAL ANNUAL
PORTFOLIO                                    FEE           FEES(1)       EXPENSES     EXPENSES
------------------------------------------------------------------------------------------------

    Capital Appreciation(2)                 0.70%           0.15%         0.05%        0.90%
------------------------------------------------------------------------------------------------
                                    SUNAMERICA SERIES TRUST
                          (as a percentage of average net assets after
                          reimbursement or waiver of expenses for the
                          Trust's fiscal year ended January 31, 2001)

   Alliance Growth                          0.60%           0.15%         0.04%        0.79%

   Davis Venture Value                      0.71%           0.15%         0.04%        0.90%

   Global Equities                          0.70%           0.15%         0.14%        0.99%

   MFS Mid Cap Growth(3,4)                  0.75%           0.15%         0.07%        0.97%

   Technology(5)                            1.20%           0.15%         0.29%        1.64%
------------------------------------------------------------------------------------------------



(1) This Service Fee became effective pursuant to a 12b-1 Plan adopted by the Board of Trustees on May 21, 2001. Although the Service Fee is reflected in the figures shown here, it was not in effect on December 31, 2000 or January 1, 2001 for the Anchor Series Trust or SunAmerica Series Trust, respectively.



(2) The expenses noted here are restated to reflect a management fee increase for the portfolio which became effective on August 1, 2000, following approval by the Board of Trustees and shareholders. Actual management fees and total annual expenses incurred at fiscal year end 2000 were 0.65% and 0.70%, respectively.



(3) For this portfolio the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or expenses as necessary to keep operating expenses at or below established maximum amounts. All waivers or reimbursments may be terminated at any time. Only certain portfolios relied on these waivers and/or reimbursements during this fiscal year as follows:
    MFS Mid-Cap Growth Portfolio, the adviser recouped prior year expense reimbursements that were mathematically insignificant resulting in the expense ration before and after recoupment remaining at 0.82%.



(4) Gross of custody credits of 0.01%.



(5) Annualized.



THE ABOVE INVESTMENT PORTFOLIO EXPENSES WERE PROVIDED BY THE TRUSTS. WE HAVE NOT
            INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                             THE WM VARIABLE TRUST
(as a percentage of daily net asset value of each investment portfolio as of the fiscal year end of the
                         Trust ended December 31, 2000)



                                                                                                     TOTAL
                                                               MANAGEMENT        OTHER              ANNUAL
                                                                  FEE         EXPENSES(1)        EXPENSES(1,2)
-----------------------------------------------------------------------------------------------------------------
    Balanced Portfolio*                                          0.10%           0.19%               0.29%
    Conservative Balanced Portfolio                              0.10%           0.34%               0.44%
    Conservative Growth Portfolio*                               0.10%           0.18%               0.28%
    Equity Income Fund                                           0.63%           0.19%               0.82%
    Flexible Income Portfolio*                                   0.10%           0.21%               0.31%
    Growth & Income Fund                                         0.76%           0.03%               0.79%
    Growth Fund                                                  0.88%           0.06%               0.94%
    Growth Fund of the Northwest                                 0.63%           0.10%               0.73%
    Income Fund                                                  0.50%           0.08%               0.58%
    International Growth Fund                                    0.92%           0.21%               1.13%
    Mid Cap Stock Fund(3)                                        0.75%           0.11%               0.86%
    Money Market Fund                                            0.45%           0.15%               0.60%
    Short Term Income Fund                                       0.50%           0.14%               0.64%
    Small Cap Stock Fund                                         0.86%           0.07%               0.93%
    Strategic Growth Portfolio*                                  0.10%           0.20%               0.30%
    U.S. Government Securities Fund(4)                           0.50%           0.08%               0.58%
-----------------------------------------------------------------------------------------------------------------



(1) The Other Expenses for the Portfolios and the Funds are based on 2000 operating experience adjusted to reflect the elimination of an administration fee that had been paid by the funds prior to January 1, 2001.

(2) The Annual Expenses of the Portfolios, combined with the Annual Expenses of the underlying Funds are shown under "Annual Expenses of the Portfolios and Underlying Funds Combined," immediately following.

(3) Other Expenses are estimated for the current fiscal year for the Mid Cap Stock Fund.



*         ANNUAL EXPENSES OF THE PORTFOLIOS AND UNDERLYING FUNDS COMBINED
  Each Portfolio will invest in Funds of the WM Trust and in the WM High Yield Fund (a series of WM Trust I) in keeping with certain allocations and investment objectives. You will bear certain expenses associated with those Funds in addition to those related to the Portfolios themselves. The chart below shows estimated combined annual expenses for each Portfolio and the Funds in which the Portfolio may invest. The expenses are based upon estimated expenses of each Portfolio and underlying Fund for the fiscal year ended December 31, 2000, restated to reflect current management fees. Please refer to the Trust prospectus for more details.



The estimates assume a constant allocation of each Portfolio's assets aong the Funds identical to such Portfolio's actual allocation at December 31, 2000.



                                                                 COMBINED
PORTFOLIOS                                                    ANNUAL EXPENSES
-----------------------------------------------------------------------------
Balanced Portfolio..........................................       1.04%
Conservative Balanced Portfolio.............................       1.15%
Conservative Growth Portfolio...............................       1.10%
Flexible Income Portfolio...................................       0.97%
Strategic Growth Portfolio..................................       1.17%
-----------------------------------------------------------------------------


THE ABOVE INVESTMENT PORTFOLIO EXPENSES WERE PROVIDED THE WM VARIABLE TRUST. WE
        HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                  EXAMPLES -- IF YOU DO NOT PARTICIPATE IN THE
                   WM DIVERSIFIED STRATEGIES REWARDS PROGRAM:


You will pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, Investment Portfolio Expenses after any waiver, reimbursement or recoupment (assuming the waiver, reimbursement or recoupment will continue for the period shown), if applicable, and
  (a) If the contract is surrendered at the end of the stated time period and no optional features are elected.

  (b) If the contract is surrendered and you elect the Enhanced Death Benefit, Earnings Advantage and the Income Protector Program at the maximum charges offered of .15%, .25%, .10%, respectively.

  (c) If the contract is not surrendered or is annuitized and no optional features are elected.*

  (d) If the contract is not surrendered and you elect the Enhanced Death Benefit, Earnings Advantage and the Income Protector Program at the maximum charges offered of 15%, 25%, 10%, respectively.



--------------------------------------------------------------------------------------
                                                           TIME PERIODS
ANCHOR SERIES TRUST                          1 YEAR     3 YEARS    5 YEARS   10 YEARS
--------------------------------------------------------------------------------------
Capital Appreciation Portfolio               (a) $94    (a) $134   (a) $167   (a) $272
                                             (b) $99    (b) $149   (b) $192   (b) $321
                                             (c) $24    (c) $74    (c) $127   (c) $272
                                             (d) $29    (d) $89    (d) $152   (d) $321
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
SUNAMERICA SERIES
TRUST                                        1 YEAR     3 YEARS    5 YEARS   10 YEARS
--------------------------------------------------------------------------------------
Alliance Growth Portfolio                    (a) $93    (a) $131   (a) $162   (a) $261
                                             (b) $98    (b) $146   (b) $187   (b) $311
                                             (c) $23    (c) $71    (c) $122   (c) $261
                                             (d) $28    (d) $86    (d) $147   (d) $311
Davis Venture Value Portfolio                (a) $94    (a) $134   (a) $167   (a) $272
                                             (b) $99    (b) $149   (b) $192   (b) $321
                                             (c) $24    (c) $74    (c) $127   (c) $272
                                             (d) $29    (d) $89    (d) $152   (d) $321
Global Equities Portfolio                    (a) $95    (a) $137   (a) $172   (a) $281
                                             (b) $100   (b) $152   (b) $197   (b) $330
                                             (c) $25    (c) $77    (c) $132   (c) $281
                                             (d) $30    (d) $92    (d) $157   (d) $330
MFS Mid Cap Growth                           (a) $95    (a) $137   (a) $171   (a) $279
                                             (b) $100   (b) $151   (b) $196   (b) $328
                                             (c) $25    (c) $77    (c) $131   (c) $279
                                             (d) $30    (d) $91    (d) $156   (d) $328
Technology Portfolio                         (a) $102   (a) $156   (a) $204   (a) $344
                                             (b) $107   (b) $171   (b) $228   (b) $389
                                             (c) $32    (c) $96    (c) $164   (c) $344
                                             (d) $37    (d) $111   (d) $188   (d) $389
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
WM Variable Trust                            1 YEAR     3 YEARS    5 YEARS   10 YEARS
--------------------------------------------------------------------------------------
  Balanced Portfolio                         (a) $96    (a) $139   (a) $174   (a) $286
                                             (b) $101   (b) $154   (b) $199   (b) $334
                                             (c) $26    (c) $79    (c) $134   (c) $286
                                             (d) $31    (d) $94    (d) $159   (d) $334
  Conservative Balanced Portfolio            (a) $97    (a) $142   (a) $180   (a) $297
                                             (b) $102   (b) $157   (b) $204   (b) $345
                                             (c) $27    (c) $82    (c) $140   (c) $297
                                             (d) $32    (d) $97    (d) $164   (d) $345
  Conservative Growth Portfolio              (a) $96    (a) $140   (a) $177   (a) $292
                                             (b) $101   (b) $155   (b) $202   (b) $340
                                             (c) $26    (c) $80    (c) $137   (c) $292
                                             (d) $31    (d) $95    (d) $162   (d) $340
  Equity Income Fund                         (a) $93    (a) $132   (a) $163   (a) $264
                                             (b) $98    (b) $147   (b) $188   (b) $314
                                             (c) $23    (c) $72    (c) $123   (c) $264
                                             (d) $28    (d) $87    (d) $148   (d) $314
  Flexible Income Portfolio                  (a) $95    (a) $137   (a) $171   (a) $279
                                             (b) $100   (b) $151   (b) $196   (b) $328
                                             (c) $25    (c) $77    (c) $131   (c) $279
                                             (d) $30    (d) $91    (d) $156   (d) $328
  Growth & Income Fund                       (a) $93    (a) $131   (a) $162   (a) $261
                                             (b) $98    (b) $146   (b) $187   (b) $311
                                             (c) $23    (c) $71    (c) $122   (c) $261
                                             (d) $28    (d) $86    (d) $147   (d) $311
  Growth Fund                                (a) $95    (a) $136   (a) $169   (a) $276
                                             (b) $100   (b) $151   (b) $194   (b) $325
                                             (c) $25    (c) $76    (c) $129   (c) $276
                                             (d) $30    (d) $91    (d) $154   (d) $325
  Growth Fund of the Northwest               (a) $92    (a) $129   (a) $159   (a) $255
                                             (b) $97    (b) $144   (b) $184   (b) $305
                                             (c) $22    (c) $69    (c) $119   (c) $255
                                             (d) $27    (d) $84    (d) $144   (d) $305
  Income Fund                                (a) $91    (a) $125   (a) $151   (a) $240
                                             (b) $96    (b) $140   (b) $176   (b) $290
                                             (c) $21    (c) $65    (c) $111   (c) $240
                                             (d) $26    (d) $80    (d) $136   (d) $290
  International Growth Fund                  (a) $96    (a) $141   (a) $179   (a) $295
                                             (b) $101   (b) $156   (b) $203   (b) $343
                                             (c) $26    (c) $81    (c) $139   (c) $295
                                             (d) $31    (d) $96    (d) $163   (d) $343
  Mid Cap Stock Fund                         (a) $94    (a) $133   (a) $165   (a) $268
                                             (b) $99    (b) $148   (b) $190   (b) $317
                                             (c) $24    (c) $73    (c) $125   (c) $268
                                             (d) $29    (d) $88    (d) $150   (d) $317
  Money Market Fund                          (a) $91    (a) $125   (a) $152   (a) $242
                                             (b) $96    (b) $140   (b) $177   (b) $292
                                             (c) $21    (c) $65    (c) $112   (c) $242
                                             (d) $26    (d) $80    (d) $137   (d) $292
  Short Term Income Fund                     (a) $92    (a) $127   (a) $154   (a) $246
                                             (b) $97    (b) $142   (b) $179   (b) $296
                                             (c) $22    (c) $67    (c) $114   (c) $246
                                             (d) $27    (d) $82    (d) $139   (d) $296
  Small Cap Stock Fund                       (a) $94    (a) $135   (a) $169   (a) $275
                                             (b) $99    (b) $150   (b) $194   (b) $324
                                             (c) $24    (c) $75    (c) $129   (c) $275
                                             (d) $29    (d) $90    (d) $154   (d) $324
  Strategic Growth Portfolio                 (a) $97    (a) $143   (a) $181   (a) $299
                                             (b) $102   (b) $157   (b) $205   (b) $346
                                             (c) $27    (c) $83    (c) $141   (c) $299
                                             (d) $32    (d) $97    (d) $165   (d) $346
  U.S. Government Securities Fund            (a) $91    (a) $125   (a) $151   (a) $240
                                             (b) $96    (b) $140   (b) $176   (b) $290
                                             (c) $21    (c) $65    (c) $111   (c) $240
                                             (d) $26    (d) $80    (d) $136   (d) $290
--------------------------------------------------------------------------------------


* We do not currently charge a surrender charge upon annuitization, unless the contract is annuitized under the Income Protector Program. We will assess any applicable surrender charges upon annuitizations effected using the Income Protector Program as if you had fully surrendered your contract.

                EXAMPLES -- IF YOU ELECTED TO PARTICIPATE IN THE
                   WM DIVERSIFIED STRATEGIES REWARDS PROGRAM:


You will pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, Investment Portfolio Expenses after any waiver, reimbursement or recoupment (assuming the waiver, reimbursement or recoupment will continue for the period shown), if applicable, and:

  (a) If the contract is surrendered at the end of the stated time period and no optional features are elected.

  (b) If the contract is surrendered at the end of the stated time period and you elect the Enhanced Death Benefit, Earnings Advantage and Income Protector Program at the maximum charges offered of 15%, 25%, 10%, respectively.

  (c) If the contract is not surrendered or is annuitized at the end of the stated time period and no optional features are elected.

  (d) If the contract is not surrendered at the end of the stated time period and you elect the Enhanced Death Benefit, Earnings Advantage and the Income Protector Program at the maximum charges offered of 15%, 25%, 10%, respectively.



--------------------------------------------------------------------------------------
                                                           TIME PERIODS
ANCHOR SERIES TRUST                          1 YEAR     3 YEARS    5 YEARS   10 YEARS
--------------------------------------------------------------------------------------

Capital Appreciation Portfolio               (a) $116   (a) $160   (a) $196   (a) $290
                                             (b) $123   (b) $181   (b) $231   (b) $358
                                             (c) $26    (c) $80    (c) $136   (c) $290
                                             (d) $33    (d) $101   (d) $171   (d) $358
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
SUNAMERICA SERIES
TRUST                                        1 YEAR     3 YEARS    5 YEARS   10 YEARS
--------------------------------------------------------------------------------------
Alliance Growth Portfolio                    (a) $115   (a) $156   (a) $190   (a) $279
                                             (b) $122   (b) $178   (b) $226   (b) $348
                                             (c) $25    (c) $76    (c) $130   (c) $279
                                             (d) $32    (d) $98    (d) $166   (d) $348
Davis Venture Value Portfolio                (a) $116   (a) $160   (a) $196   (a) $290
                                             (b) $123   (b) $181   (b) $231   (b) $358
                                             (c) $26    (c) $80    (c) $136   (c) $290
                                             (d) $33    (d) $101   (d) $171   (d) $358
Global Equities Portfolio                    (a) $117   (a) $162   (a) $201   (a) $299
                                             (b) $124   (b) $184   (b) $235   (b) $366
                                             (c) $27    (c) $82    (c) $141   (c) $299
                                             (d) $34    (d) $104   (d) $175   (d) $366
MFS Mid Cap Growth                           (a) $117   (a) $162   (a) $200   (a) $297
                                             (b) $124   (b) $183   (b) $235   (b) $365
                                             (c) $27    (c) $82    (c) $140   (c) $297
                                             (d) $34    (d) $103   (d) $175   (d) $365
Technology Portfolio                         (a) $123   (a) $182   (a) $233   (a) $362
                                             (b) $130   (b) $203   (b) $267   (b) $424
                                             (c) $33    (c) $102   (c) $173   (c) $362
                                             (d) $40    (d) $123   (d) $207   (d) $424
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
WM TRUST                                     1 YEAR     3 YEARS    5 YEARS   10 YEARS
--------------------------------------------------------------------------------------
  Balanced Portfolio                         (a) $116   (a) $150   (a) $197   (a) $292
                                             (b) $121   (b) $165   (b) $222   (b) $341
                                             (c) $26    (c) $80    (c) $137   (c) $292
                                             (d) $31    (d) $95    (d) $162   (d) $341
  Conservative Balanced Portfolio            (a) $117   (a) $154   (a) $203   (a) $303
                                             (b) $122   (b) $169   (b) $228   (b) $351
                                             (c) $27    (c) $84    (c) $143   (c) $303
                                             (d) $32    (d) $99    (d) $168   (d) $351
  Conservative Growth Portfolio              (a) $117   (a) $152   (a) $200   (a) $298
                                             (b) $122   (b) $167   (b) $225   (b) $347
                                             (c) $27    (c) $82    (c) $140   (c) $298
                                             (d) $32    (d) $97    (d) $165   (d) $347
  Equity Income Fund                         (a) $114   (a) $144   (a) $186   (a) $270
                                             (b) $119   (b) $159   (b) $211   (b) $320
                                             (c) $24    (c) $74    (c) $126   (c) $270
                                             (d) $29    (d) $89    (d) $151   (d) $320
  Flexible Income Portfolio                  (a) $115   (a) $148   (a) $194   (a) $285
                                             (b) $120   (b) $163   (b) $219   (b) $334
                                             (c) $25    (c) $78    (c) $134   (c) $285
                                             (d) $30    (d) $93    (d) $159   (d) $334
  Growth & Income Fund                       (a) $114   (a) $143   (a) $184   (a) $267
                                             (b) $119   (b) $158   (b) $210   (b) $317
                                             (c) $24    (c) $73    (c) $124   (c) $267
                                             (d) $29    (d) $88    (d) $150   (d) $317
  Growth Fund                                (a) $115   (a) $147   (a) $192   (a) $282
                                             (b) $120   (b) $162   (b) $217   (b) $331
                                             (c) $25    (c) $77    (c) $132   (c) $282
                                             (d) $30    (d) $92    (d) $157   (d) $331
  Growth Fund of the Northwest               (a) $113   (a) $141   (a) $181   (a) $260
                                             (b) $118   (b) $156   (b) $207   (b) $311
                                             (c) $23    (c) $71    (c) $121   (c) $260
                                             (d) $28    (d) $86    (d) $147   (d) $311
  Income Fund                                (a) $111   (a) $136   (a) $173   (a) $245
                                             (b) $117   (b) $151   (b) $199   (b) $296
                                             (c) $21    (c) $66    (c) $113   (c) $245
                                             (d) $27    (d) $81    (d) $139   (d) $296
  International Growth Fund                  (a) $117   (a) $153   (a) $202   (a) $301
                                             (b) $122   (b) $168   (b) $227   (b) $350
                                             (c) $27    (c) $83    (c) $142   (c) $301
                                             (d) $32    (d) $98    (d) $167   (d) $350
  Mid Cap Stock Fund                         (a) $114   (a) $145   (a) $188   (a) $274
                                             (b) $119   (b) $160   (b) $213   (b) $324
                                             (c) $24    (c) $75    (c) $128   (c) $274
                                             (d) $29    (d) $90    (d) $153   (d) $324
  Money Market Fund                          (a) $112   (a) $137   (a) $174   (a) $247
                                             (b) $117   (b) $152   (b) $200   (b) $298
                                             (c) $22    (c) $67    (c) $114   (c) $247
                                             (d) $27    (d) $82    (d) $140   (d) $298
  Small Cap Stock Fund                       (a) $115   (a) $147   (a) $192   (a) $281
                                             (b) $120   (b) $162   (b) $217   (b) $330
                                             (c) $25    (c) $77    (c) $132   (c) $281
                                             (d) $30    (d) $92    (d) $157   (d) $330
  Short Term Income Fund                     (a) $112   (a) $138   (a) $177   (a) $251
                                             (b) $117   (b) $153   (b) $202   (b) $302
                                             (c) $22    (c) $68    (c) $117   (c) $251
                                             (d) $27    (d) $83    (d) $142   (d) $302
  Strategic Growth Portfolio                 (a) $117   (a) $154   (a) $204   (a) $305
                                             (b) $123   (b) $169   (b) $229   (b) $353
                                             (c) $27    (c) $84    (c) $144   (c) $305
                                             (d) $33    (d) $99    (d) $169   (d) $353
  U.S. Government Securities Fund            (a) $111   (a) $136   (a) $173   (a) $245
                                             (b) $117   (b) $151   (b) $199   (b) $296
                                             (c) $21    (c) $66    (c) $113   (c) $245
                                             (d) $27    (d) $81    (d) $139   (d) $296
--------------------------------------------------------------------------------------



* We do not currently charge a surrender charge upon annuitization, unless the contract is annuitized under the Income Protector Program. We will assess any applicable surrender charges upon annuitizations effected using the Income Protector Program as if you had fully surrendered your contract.

                     EXPLANATION OF FEE TABLES AND EXAMPLES


1. The purpose of the Fee Tables is to show you the various expenses you will incur directly and indirectly by investing in the contract. The example reflects owner transaction expenses, separate account expenses including optional benefit fees in some examples and variable portfolio expenses. We converted the contract administration charge to a percentage (0.09%) using an assumed contract size of $40,000. The actual impact of the administration charge may differ from this percentage and may be waived for contract values over $50,000.


2. The Examples assume that no transfer fees were imposed. Premium taxes are not reflected but may be applicable.


3. For certain underlying investment portfolios in which the Variable Portfolios invest, the adviser voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep annual operating expenses at or below the following percentages of each of the following Portfolios' average net assets: MFS Mid Cap Growth 1.15% (recouping prior expense reimbursement); and Technology 1.55%. The adviser also may voluntarily waive or reimburse additional amounts to increase the investment return to a Portfolio's investors. The adviser may terminate all such waivers and/or reimbursements at any time. Further, any waivers or reimbursements made by the adviser with respect to a Portfolio are subject to recoupment from that Portfolio within the following two years, provided that the Portfolio is able to effect such payment to the adviser and remain in compliance with the foregoing expense limitations.



4. Examples reflecting participation in the WM Diversified Strategies Rewards program reflect that surrender charge schedule. The total expenses at the end of each period do not take into account any Upfront Deferred Payment Enhancement which may be added to your contract if you elect the WM Diversified Strategies Rewards Program. If you elect the WM Diversified Strategies Rewards Program, your expenses may differ from the information shown here.


5. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


 As of the date of this Prospectus sales of WM Diversified Strategies Variable Annuity have not begun. Therefore no condensed financial information is shown in this prospectus.

THE WM DIVERSIFIED STRATEGIES VARIABLE ANNUITY

--------------------------------------------------------------------------------

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

    - Tax Deferral: You do not pay taxes on your earnings from the annuity until you withdraw them.

    - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

    - Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawn. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits which may be valuable to you. You should fully discuss this decision with your financial advisor.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request us to start making payments to you out of the money accumulated in your contract.


The Contract is called a "variable" annuity because it allows you to invest in variable investment portfolios which we call Variable Portfolios. The Variable Portfolios, are similar to mutual funds, in that they have specific investment objectives and their performance varies. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolio(s) in which you invest.


The Contract also offers several fixed account options for varying time periods. Fixed account options earn interest at a rate set and guaranteed by Anchor National. If you allocate money to the fixed account options, the amount of money that accumulates in your Contract depends on the total interest credited to the particular fixed account option(s) in which you are invested.


For more information on the Variable Portfolios and fixed account options available under this contract, SEE INVESTMENT OPTIONS PAGE 19.



Anchor National issues the WM Diversified Strategies Variable Annuity. When you purchase a WM Diversified Strategies Variable Annuity, a contract exists between you and Anchor National. The Company is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of American International Group, Inc., a Delaware corporation. WM Diversified Strategies may not currently be available in all states. Please check with your financial advisor regarding availability in your state.



This annuity is designed for investors whose personal circumstances allow for a long-term investment time horizon, to assist in contributing to retirement savings. As a function of the federal tax code you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. Additionally, this contract provides that you will be charged a withdrawal charge on each Purchase Payment withdrawn if that Purchase Payment has not been invested in this contract for at least 7 years, or 9 years if you elect to participate in the WM Diversified Strategies Rewards Program. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial adviser prior to purchase.

PURCHASING A WM DIVERSIFIED STRATEGIES VARIABLE ANNUITY

--------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

This chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-qualified for tax purposes.


                                              MINIMUM          MINIMUM SUBSEQUENT
                       MINIMUM INITIAL       SUBSEQUENT        PURCHASE PAYMENT--
                       PURCHASE PAYMENT   PURCHASE PAYMENT   AUTOMATIC PAYMENT PLAN
                       ----------------   ----------------   ----------------------
Qualified                    $2,000             $100                   $50
Non-qualified                $5,000             $100                   $50


Prior Company approval is required to accept Purchase Payments greater than $1,500,000. The Company reserves the right to refuse any Purchase Payment including one which would cause Total Purchase Payments to exceed $1,500,000 at the time of the Purchase Payment. Also, the optional Automatic Payment Plan allows you to make subsequent payments as small as $50.


In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless they certify to us that the minimum distribution required by the federal tax code is being made. In addition, we may not issue a contract to anyone age 91 or older (unless state law requires otherwise). Neither Estate Rewards, Earnings Advantage nor WM Diversified Strategies Rewards Program is available to you if you are age 81 or older at the time of contract issue.


ALLOCATION OF PURCHASE PAYMENTS


We invest your Purchase Payments in the fixed accounts and/or Variable Portfolio(s) according to your instructions. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your last allocation instructions. Purchase Payments are applied to your contract based upon the value of the variable investment option next determined after receipt of your money. SEE INVESTMENT OPTIONS PAGE 19.


In order to issue your contract, we must receive your completed application, Purchase Payment allocation instructions and any other required paper work at our Annuity Service Center. We allocate your initial Purchase Payment within two days of receiving it. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days we will:

    - Send your money back to you; or

    - Ask your permission to keep your money until we get the information necessary to issue the contract.


WM DIVERSIFIED STRATEGIES REWARDS PROGRAM



If you elect to participate in the WM Diversified Strategies Rewards Program at contract issue, we contribute an Upfront Payment Enhancement and, if applicable, a Deferred Payment Enhancement to your contract in conjunction with each Purchase Payment you invest during the life of your contract. If you elect to participate in this program, all Purchase Payments are subject to a nine year withdrawal charge schedule. SEE WITHDRAWAL CHARGES ON PAGE 34. If you make an early withdrawal of Purchase Payments, we may recoup a portion of any bonuses applicable to any payment withdrawn. SEE EXPENSES, PAGE 34. The WM Diversified Strategies Rewards program is not available to you if you are age 81 or older at the time of contract issue.

Additionally, it may not be approved for sale in your state or may not be offered through the broker-dealer with which your financial advisor is affiliated. Amounts we contribute to your contract under this program are considered earnings and are allocated to your contract as described below.



Purchase Payments may not be invested in the 6-month or the 1-year Dollar Cost Averaging fixed accounts if you participate in the WM Diversified Strategies Rewards Program. However, you may use the 1-year fixed account option as a Dollar Cost Averaging source account.



There may be scenarios in which due to negative market conditions and your inability to remain invested over the long-term, a contract with the WM Diversified Strategies Rewards Program may not perform as well as the contract without the feature.


ENHANCEMENT LEVELS

The Upfront Payment Enhancement Rate, Deferred Payment Enhancement Rate and Deferred Payment Enhancement Date may be determined based on stated Enhancement Levels. Each Enhancement Level is a range of dollar amounts which may correspond to different enhancement rates and dates. Enhancement Levels may change from time to time, at our sole discretion. The Enhancement Level applicable to your initial Purchase Payment is determined by the amount of that initial Purchase Payment. With respect to any subsequent Purchase Payments we determine your Enhancement Level by adding to your contract value on the date we receive each subsequent Purchase Payment the amount of that subsequent Purchase Payment.

UPFRONT PAYMENT ENHANCEMENT

An Upfront Payment Enhancement is an amount we add to your contract on the day we receive a Purchase Payment. We calculate an Upfront Payment Enhancement amount as a percentage (the "Upfront Payment Enhancement Rate") of each Purchase Payment. We periodically review and establish the Upfront Payment Enhancement Rate, which may increase or decrease at any time, but will never be less than 2%. The applicable Upfront Payment Enhancement Rate is that which is in effect for any applicable Enhancement Level, when we receive each Purchase Payment under your contract. The Upfront Payment Enhancement amounts are allocated among the fixed and variable investment options according to the current allocation instructions in effect when we receive each Purchase Payment.

DEFERRED PAYMENT ENHANCEMENT

A Deferred Payment Enhancement is an amount we may add to your contract on a future date (the "Deferred Payment Enhancement Date"). We calculate the Deferred Payment Enhancement amount, if any, as a percentage of each Purchase Payment (the "Deferred Payment Enhancement Rate"). We periodically review and establish the Deferred Payment Enhancement Rates and Deferred Payment Enhancement Dates. The Deferred Payment Enhancement Rate being offered may increase, decrease or be eliminated by us, at any time. The Deferred Payment Enhancement Date, if applicable, may change at any time. The applicable Deferred Payment Enhancement Date and Deferred Payment Enhancement Rate are those which may be in effect for any applicable Enhancement Level, when we receive each Purchase Payment under your contract. Any applicable Deferred Payment Enhancement, when credited, is allocated to the Cash Management portfolio.

If you withdraw any portion of a Purchase Payment, to which a Deferred Payment Enhancement applies, prior to the Deferred Payment Enhancement Date, we reduce the amount of the corresponding Deferred Payment Enhancement in the same proportion that your withdrawal (and any fees and charges associated with such withdrawals) reduces that Purchase Payment. For purposes of the Deferred Payment Enhancement, withdrawals are assumed to be taken from earnings first, then from Purchase Payments, on a first-in-first-out basis.

APPENDIX B shows how we calculate any applicable Deferred Payment Enhancement amount.

90 DAY WINDOW


Contracts issued with the WM Diversified Strategies Rewards feature may be eligible for a "Look-Back Adjustment." As of the 90th day after your contract was issued, we will total your Purchase Payments made over those 90 days, without considering any investment gain or loss in contract value on those Purchase Payments. If your total Purchase Payments bring you to an Enhancement Level which, as of the date we issued your contract, would have provided for a higher Upfront and/or any applicable Deferred Payment Enhancement Rate on each Purchase Payment, you will get the benefit of the Enhancement Rate(s) that were applicable to that higher Enhancement Level at the time your contract was issued. We will add any applicable Upfront Look Back Adjustment to your contract on the 90th day following the date of contract issue. We will send you a confirmation indicating any applicable Upfront and/or Deferred Look Back Adjustment, on or about the 90th day following the date of contract issuance. We will allocate any applicable Upfront Look Back Adjustment according to your then-current allocation instructions on file for subsequent Purchase Payments at the time we make the contribution. If applicable, any Deferred Look Back Adjustment will be allocated to the Cash Management portfolio.


We will not allocate any applicable Deferred Payment Enhancement to your contract if any of the following circumstances occurs prior to the Deferred Payment Enhancement Date:

    - You surrender your contract;

    - A death benefit it paid on your contract;

    - You switch to the Income Phase of your contract; or

    - You fully withdraw the corresponding Purchase Payment.

CURRENT ENHANCEMENT LEVELS

The Current Enhancement Levels and Upfront Payment Enhancement Rate are as follows:

                                                      UPFRONT PAYMENT    DEFERRED PAYMENT   DEFERRED PAYMENT
                 ENHANCEMENT LEVEL                    ENHANCEMENT RATE   ENHANCEMENT RATE   ENHANCEMENT DATE
----------------------------------------------------  ----------------   ----------------   ----------------
Under $500,000                                               4%                 0%                 N/A
$500,000 - more                                              5%                 0%                 N/A

Future Upfront Enhancement Rates may change at any time but will never be less than 2%. We are not currently offering a Deferred Payment Enhancement Rate.

APPENDIX B provides an example of the 90 Day Window Provision.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE WM DIVERSIFIED STRATEGIES REWARDS PROGRAM (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME.


Check with your representative for information on the Upfront Payment Enhancement Rate, Deferred Payment Enhancement Rate and Deferred Payment Enhancement Date.

ACCUMULATION UNITS


The value of the variable portion of your contract will go up or down depending upon the investment performance of the Variable Portfolio(s) you select. In order to keep track of the value of your contract, we use a unit of measure called an Accumulation Unit which works like a share of a mutual fund. During the Income Phase, we call them Annuity Units.



An Accumulation Unit value is determined each day that the New York Stock Exchange ("NYSE") is open. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before 1:00 p.m. Pacific Standard Time ("PST") and on the next day's unit value if we receive your money after 1:00 p.m. PST. We calculate an Accumulation Unit for each Variable Portfolio after the NYSE closes each day. We do this by:



    1. determining the total value of money invested in a particular Variable Portfolio;


    2. subtracting from that amount any asset-based charges and any other charges such as taxes we have deducted; and

    3.  dividing this amount by the number of outstanding Accumulation Units.


    EXAMPLE (CONTRACTS WITHOUT WM DIVERSIFIED STRATEGIES REWARDS):



    We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Alliance Growth Portfolio. We determine that the value of an Accumulation Unit for the Alliance Growth Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for the Alliance Growth Portfolio.



    EXAMPLE (CONTRACTS WITH WM DIVERSIFIED STRATEGIES REWARDS):



    We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Alliance Growth Portfolio. If the Upfront Payment Enhancement is 2.00% of your Purchase Payment, we would add an Upfront Payment Enhancement of $500 to your contract. We determine that the value of an Accumulation Unit for the Alliance Growth Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,500 by $11.10 and credit your contract on Wednesday with 2,297.2973 Accumulation Units for the Alliance Growth Portfolio.


FREE LOOK

You may cancel your contract within ten days after receiving it (or longer if required by state law). We call this a "free look." To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.


We will refund to you the value of your contract on the day we receive your request MINUS any applicable Free Look Payment Enhancement Deduction, if you had elected the WM Diversified Strategies Reward program. The Free Look Payment Enhancement Deduction is equal of the lesser of (1) the value of any Payment Enhancement(s) on the day we receive your free look request; or (2) the Payment Enhancement amount(s), if any, which we allocated to your contract. Thus, you receive any gain and we bear any loss on any Payment Enhancement(s) if you decide to cancel your contract during the free look period.


Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, we reserve the right to put your money in the Cash Management investment option during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, we do not put your money in the Cash Management investment option during the free look period unless you allocate your money to it. If your contract was issued in a state requiring return of Purchase Payments or as an IRA and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or
(2) the value of your contract MINUS the Free Look Payment Enhancement Deduction, if applicable. At the end of the free look period, we allocate your money according to your instructions.

INVESTMENT OPTIONS
--------------------------------------------------------------------------------


The contract offers variable investment options which we call Variable Portfolios, and fixed investment options. We designed the contract to meet your varying investment needs over time. You can achieve this by using the Variable Portfolios alone or in concert with the fixed investment options. The Variable Portfolios operate similar to a mutual fund but are only available through the purchase of certain variable annuities. A mixture of your investment in the Variable Portfolios and fixed account options may lower the risk associated with investing only in a variable investment option.



VARIABLE PORTFOLIOS



The contract currently offers 22 Variable Portfolios. These Variable Portfolios invest in shares of the Anchor Series Trust, SunAmerica Series Trust and the WM Variable Trust (the "Trusts"), Additional Variable Portfolios may be available in the future. The Variable Portfolios operate similar to a mutual fund but are only available through the purchase of certain insurance contracts.



SunAmerica Asset Management Corp., an indirect wholly owned subsidiary of AIG, is the investment adviser to the AST and SAST Trusts. WM Advisors is the adviser to the WMVT. The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by Anchor National, and other affiliated/ unaffiliated insurance companies. Neither Anchor National nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The adviser monitors the Trusts for potential conflicts.



ANCHOR SERIES TRUST



Wellington Management Company, LLP serves as subadviser to the AST Portfolio. AST has Variable Portfolios in addition to those listed below which are not available for investment under the contract.



SUNAMERICA SERIES TRUST



Various subadvisers provide investment advice for the SAST Portfolios. SAST has Variable Portfolios in addition to those listed below which are not available for investment under the contract.



WM VARIABLE TRUST



WM Advisors, Inc. serves as adviser for the WMVT Funds and also hires subadvisers to manage the day-to-day operations of certain investment options.



The 22 Variable Portfolios along with their respective subadvisers are listed below:



STRATEGIC ASSET MANAGEMENT PORTFOLIOS
Strategic Growth                                    WM Advisors, Inc.                          WMVT
Conservative Growth                                 WM Advisors, Inc.                          WMVT
Balanced                                            WM Advisors, Inc.                          WMVT
Conservative Balanced                               WM Advisors, Inc.                          WMVT
Flexible Income                                     WM Advisors, Inc.                          WMVT

EQUITY FUNDS
Equity Income                                       WM Advisors, Inc.                          WMVT
Growth & Income                                     WM Advisors, Inc.                          WMVT
Davis Venture Value                                 Davis Selected Advisors, LP                SAST
Growth Fund of the Northwest                        WM Advisors, Inc.                          WMVT
Alliance Growth                                     Alliance Capital Mgmt, L.P.                SAST
Growth                                              Janus Capital Corporation                  WMVT
Capital Appreciation                                Wellington Mgmt. Co. LLP                   AST
MFS Mid Cap Growth                                  Massachusetts Financial Services Co.       SAST
Mid Cap Stock                                       WM Advisors, Inc.                          WMVT
Small Cap Stock                                     WM Advisors, Inc.                          WMVT
Global Equities                                     Alliance Capital Mgmt. L.P.                SAST
International Growth                                Capital Guardian Trust Company             WMVT
Technology                                          Morgan Stanley Investment Mgmt. Inc.       SAST

FIXED-INCOME FUNDS
U.S. Government Securities                          WM Advisors, Inc.                          WMVT
Income                                              WM Advisors, Inc.                          WMVT
Short Term Income                                   WM Advisors, Inc.                          WMVT
Money Market                                        WM Advisors, Inc.                          WMVT



YOU SHOULD READ THE PROSPECTUSES FOR THE TRUSTS ATTACHED HERETO CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING EACH VARIABLE PORTFOLIO'S INVESTMENT OBJECTIVE AND RISK FACTORS.



FIXED INVESTMENT OPTIONS



The contract also offers seven fixed investment options (five fixed investment options if you enroll in the WM Diversified Strategies Rewards Program). Anchor National will guarantee the interest rate earned on money you allocate to any of these fixed investment options. We currently offer fixed investment options for periods of one, three, five, seven and ten years, which we call guarantee periods. In Maryland, Oregon and Washington only the one year fixed account option is available. Additionally, if you do not elect to enroll in the WM Diversified Strategies Rewards Program, you have the option of allocating your money to the 6-month and/or 1-year DCA fixed account. We guarantee the interest rate for money allocated to the 6-month DCA fixed account and/or the 1-year DCA fixed account (the "DCA fixed accounts") which are available only in conjunction with the Dollar Cost Averaging Program. Please see the section on the Dollar Cost Averaging Program on page 26 for additional information about, including limitations on, the availability and operation of the DCA fixed accounts. The DCA fixed accounts are only available for new Purchase Payments.


All of these fixed account options pay interest at rates set and guaranteed by Anchor National. Interest rates may differ from time to time and are set at our sole discretion. We will never credit less than a 3% annual effective rate to any of the fixed account options. The interest rate offered for new Purchase Payments may differ from that offered for subsequent Purchase Payments and money already in the fixed account options. In addition, different guarantee periods offer different interest rates. Rates for specified payments are declared at the beginning of the guarantee period and do not change during the specified period.

There are three scenarios in which you may put money into the fixed account options. In each scenario your money may be credited a different rate of interest as follows:

    - INITIAL RATE: Rate credited to new Purchase Payments allocated to the fixed account when you purchase your contract.

    - CURRENT RATE: Rate credited to subsequent Purchase Payments allocated to the fixed account.


    - RENEWAL RATE: Rate credited to money remaining in a fixed account after expiration of a guarantee period and money transferred from a fixed account or one of the Variable Portfolios into a fixed account.


Each of these rates may differ from one another. Although once declared the applicable rate is guaranteed until your guarantee period expires.


The DCA fixed accounts also credit a fixed rate of interest. Interest is credited to amounts allocated to the 6-month or 1-year DCA fixed account while your investment is systematically transferred to the Variable Portfolio(s). The rates applicable to the DCA fixed accounts may differ from each other and/or the other fixed account options but will never be less than an effective rate of 3%. SEE DOLLAR COST AVERAGING ON PAGE 26 for more information. 9



When a guarantee period ends, you may leave your money in the same guarantee period. You may also reallocate money to another fixed investment option (other than the DCA fixed accounts) or to any of the Variable Portfolio(s). If you want to reallocate your money, you must contact us within 30 days after the end of the current guarantee period and instruct us how to reallocate your money. If we do not hear from you, we will keep your money in the same guarantee period where it will earn the renewal interest rate applicable at that time.



For Contracts issued in the state of Oregon, the following withdrawal charge schedule applies to amounts withdrawn from the one year fixed account:



        YEAR               1          2          3          4          5          6          7
---------------------   --------   --------   --------   --------   --------   --------   --------
                           6%         5%         4%         3%         2%         1%         0%


MARKET VALUE ADJUSTMENT

NOTE: THE FOLLOWING DISCUSSION APPLIES TO THE 3, 5, 7 OR 10 YEAR FIXED INVESTMENT OPTIONS ONLY. THESE OPTIONS ARE NOT AVAILABLE IN MARYLAND, OREGON AND WASHINGTON AND MAY NOT BE AVAILABLE IN OTHER STATES. PLEASE CONTACT YOUR FINANCIAL ADVISOR FOR MORE INFORMATION. THIS DISCUSSION DOES NOT APPLY TO WITHDRAWALS TO PAY A DEATH BENEFIT OR CONTRACT FEES AND CHARGES.

If you take money out of the 3, 5, 7 or 10 year fixed investment options before the end of the guarantee period, we make an adjustment to your contract (the "market value adjustment" or "MVA"). This market value adjustment reflects any difference in the interest rate environment between the time you place your money in the fixed investment option and the time when you withdraw or transfer that money. This adjustment can increase or decrease your contract value. You have 30 days after the end of each guarantee period to reallocate your funds without incurring a market value adjustment.

We will not assess a market value adjustment against withdrawals made (1) to pay a death benefit; (2) to pay contract fees and charges; or (3) to begin the Income Phase of your contract on the latest Annuity Date.

We calculate the market value adjustment by doing a comparison between current rates and the rate being credited to you in the fixed investment option. For the current rate we use a rate being offered by us for a guarantee period that is equal to the time remaining in the guarantee period from which you seek withdrawal or transfer. If we are not currently offering a guarantee period for that period of time, we determine an applicable rate by using a formula to arrive at a number between the interest rates currently offered for the two closest periods available.

Generally, if interest rates drop between the time you put your money into the fixed investment options and the time you take it out, we credit a positive adjustment to your contract. On the other hand, if interest rates increase during the same period, we post a negative adjustment to your contract.

Where the market value adjustment is negative, we first deduct the adjustment from any money remaining in the fixed investment option. If there is not enough money in the fixed investment option to meet the negative deduction, we deduct the remainder from your withdrawal or transfer amount. Where the market value adjustments is positive, we add the adjustment to your withdrawal amount or transfer amount. For withdrawals under the systematic withdrawal program that result in a negative market value adjustment, the MVA amount will be deducted from your withdrawal.

The 1-year fixed investment option and the DCA fixed accounts do not impose a market value adjustment. These fixed investment options are not registered under the Securities Act of 1933 and are not subject to the provisions of the Investment Company Act of 1940.

Please see APPENDIX C for more information on how we calculate the market value adjustment.

DOLLAR COST AVERAGING


The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the Variable Portfolios. Under the program you systematically transfer a set dollar amount or percentage from any Variable Portfolio or the 1-year fixed account option (source accounts) to any other Variable Portfolio. You may also systematically transfer the interest earned in the 1-year fixed account to any of the Variable Portfolios. Transfers may be monthly or quarterly. You may change the frequency at any time by notifying us in writing.



We also offer the 6-month and a 1-year DCA fixed accounts exclusively to facilitate this program. If you elect to participate in the WM Diversified Strategies Rewards Program, the 6-month and 1-year DCA fixed accounts are not available under your contract. The DCA fixed accounts only accept new Purchase Payments with a minimum of $600 in the 6-month DCA and $1200 in the 1-year DCA with monthly transfers and $400 in 1-year DCA with quarterly transfers. You can not transfer money already in your contract into these options. If you allocate a Purchase Payment into a DCA fixed account, we transfer all your money allocated to that account into the Variable Portfolio(s) you select over the selected 6-month or 1-year period. You cannot change the option or the frequency of transfers once selected. The minimum transfer amount if you use the 6-month or 1-year DCA fixed accounts to provide dollar cost averaging is $100.


If allocated to the 6-month DCA fixed account, we transfer your money over a maximum of 6 monthly transfers. We base the actual number of transfers on the total amount allocated to the account. For example, if you allocate $500 to the 6-month DCA fixed account, we transfer your money over a period of five months, so that each payment complies with the $100 per transfer minimum.

We determine the amount of the transfers from the 1-year DCA fixed account based on:

    - the total amount of money allocated to the account, and

    - the frequency of transfers selected.

For example, let's say you allocate $1,000 to the 1-year DCA account. You select monthly transfers. We completely transfer all of your money to the selected investment options over a period of ten months. You may terminate your DCA program at any time. If money remains in the DCA fixed account, we transfer the remaining money to the 1-year fixed investment option, unless we receive different instructions from you.

In Oregon, the withdrawal schedule applicable to funds placed in the DCA fixed accounts is 6% for the period when those funds are in the DCA fixed accounts. Once those funds are moved into the target accounts they are subject to the standard withdrawal charge schedule. SEE EXPENSES ON PAGE 34.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA Program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

TRANSFERS DURING THE ACCUMULATION PHASE


During the Accumulation Phase, you may transfer money among the Variable Portfolio(s) and the fixed investment options by written request or by telephone. Additionally, you may access your account and request transfers through our website, www.sunamerica.com. Funds already in your contract cannot be transferred into the DCA fixed accounts. You may make transfers among the investment options without incurring a transfer charge. Transfers out of a 3, 5, 7 or 10 year fixed investment option may be subject to a market value adjustment.



The minimum amount you can transfer is $100, or a lesser amount if you transfer the entire balance from a Variable Portfolio or a fixed investment option. Any money remaining in a Variable Portfolio or fixed investment option after making a transfer must equal at least $100. Your request for transfer must clearly state which investment option(s) are involved and the amount you want to transfer. Please see the section on Dollar Cost Averaging on page 26 for specific rules regarding the DCA fixed accounts. We currently allow 15 free transfers per contract year. We charge $25 ($10 in Pennsylvania and Texas) for each additional transfer in a contract year.


We will accept transfers by telephone and/or the internet unless you specify otherwise on your contract application. We will accept transfers over the internet unless you specify otherwise on your contract application. When receiving telephone and/or the internet account transfers, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the internet. If we fail to follow our procedures we may be liable for any losses due to unauthorized or fraudulent transactions.

For information regarding transfers during the Income Phase, SEE INCOME OPTIONS ON PAGE 37.

We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if we believe that excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying portfolios.

Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. We reserve the right to suspend or cancel such acceptance at any time and will notify you accordingly. Additionally, we may restrict the investment options available for transfers during any period in which such third party acts for you. We notify such third party beforehand regarding any restrictions. However, we will not enforce these restrictions if we are satisfied that such third party has been appointed by a court of competent jurisdiction to act on your behalf; or such third party is a trustee/fiduciary appointed, by you or for you, to act on your behalf for all your financial affairs.

We may provide administrative or other support services to independent third parties you authorize to make transfers on your behalf. We do not currently charge you extra for providing these support services. This includes, but is not limited to, transfers between investment options in accordance with market timing strategies. Such independent third parties may or may not be appointed with us for the sale of annuities. However, WE DO NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE. WE TAKE NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATION AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR FOR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.

We reserve the right to modify, suspend or terminate the transfer privileges at any time.

    EXAMPLE:


    Assume that you want to gradually move $750 each quarter from the Money Market Portfolio to the Alliance Growth Portfolio over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:


QUARTER  ACCUMULATION UNIT   UNITS PURCHASED
-------  -----------------   ---------------
   1          $ 7.50               100
   2          $ 5.00               150
   3          $10.00                75
   4          $ 7.50               100
   5          $ 5.00               150
   6          $ 7.50               100

    You paid an average price of only $6.67 per Accumulation Unit over six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

ASSET ALLOCATION REBALANCING PROGRAM


Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing Program addresses this situation. At your election, we periodically rebalance your investments in the Variable Portfolios to return your allocations to their original percentages. Asset rebalancing typically involves shifting a portion of your money out of an investment option with a higher return into an investment option with a lower return. At your request, rebalancing occurs on a quarterly, semi-annual or annual basis. We reserve the right to modify, suspend or terminate this program at any time.


PRINCIPAL ADVANTAGE PROGRAM


The Principal Advantage Program allows you to invest in one or more of the Variable Portfolios without putting your principal at direct risk. The program accomplishes this by allocating your investment strategically between the fixed investment options (other than the DCA fixed accounts) and the Variable Portfolio(s) you select. You decide how much you want to invest and approximately when you want a return of principal. We calculate how much of your Purchase Payment needs to be allocated to the particular fixed investment option to ensure that it grows to an amount equal to your total principal invested under this program.


    EXAMPLE:


    Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to the fixed investment option. You want the amount allocated to the fixed investment option to grow to $100,000 in 7 years. If the 7-year fixed investment option is offering a 5% interest rate, we will allocate $71,069 to the 7-year fixed investment option to ensure that this amount will grow to $100,000 at the end of the 7-year period. The remaining $28,931 may be allocated among the Variable Portfolios, as determined by you, to provide opportunity for greater growth.


We reserve the right to modify, suspend or terminate this program at any time.

VOTING RIGHTS


Anchor National is the legal owner of shares of the Trusts. However, when an underlying portfolio solicits proxies in conjunction with a vote of shareholders, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.


SUBSTITUTION

If any of the underlying portfolios become unavailable for investment, we may be required to substitute shares of another investment portfolio. We will seek prior approval of the SEC and give you notice before substituting shares.

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can access money in your contract in two ways:

    - by making a partial or total withdrawal, and/or;

    - by receiving income payments during the Income Phase. SEE INCOME OPTIONS ON PAGE 37.

Generally, we deduct a withdrawal charge applicable to any partial or total withdrawal and a market value adjustment if a withdrawal comes from the 3, 5, 7 or 10 year fixed investment options prior to the end of a guarantee period. If you withdraw your entire contract value, we also deduct any applicable premium taxes and a contract maintenance fee. SEE EXPENSES ON PAGE 34. We calculate charges due on a total withdrawal on the day after we receive your request and other required paper work. We return your contract value less any applicable fees and charges.


The minimum partial withdrawal amount is $1,000. We require that the value left in any Variable Portfolio or fixed account be at least $500 after the withdrawal. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made in equal amounts from each Variable Portfolio and the fixed investment option in which your contract is invested. Withdrawals from fixed investment options prior to the end of the guarantee period may result in a market value adjustment.


We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed investment option. Such deferrals are limited to no longer than six months.

FREE WITHDRAWAL PROVISION

Your contract provides for a free withdrawal amount each year. A free withdrawal amount is the portion of your account that we allow you to take out each year without being charged a surrender penalty. However, upon a future full surrender of your contract, any previous free withdrawals would be subject to a surrender charge, if any is applicable at the time of the full surrender (except in the state of Washington).

If you participate in the WM Diversified Strategies Rewards Program, you will not receive any applicable Deferred Payment Enhancement if you fully withdraw a Purchase Payment or your contract value prior to the corresponding Deferred Payment Enhancement Date. SEE WM DIVERSIFIED STRATEGIES REWARDS PROGRAM ON
PAGE 16.


To determine your free withdrawal amount and the amount, if any, on which we assess a withdrawal charge, we refer to two special terms. These are penalty-free earnings and the Total Invested Amount.

The penalty-free earnings portion of your contract is your account value less your Total Invested Amount. The Total Invested Amount is the total of all Purchase Payments you have made into the contract less portions of some prior withdrawals you made. The portions of prior withdrawals that reduce your Total Invested Amount are as follows:

    1. Any prior withdrawals on which you previously paid a withdrawal charge, plus the amount of the withdrawal charge.

    2. Any prior free withdrawals in any year that were in excess of your penalty-free earnings and were free because the Purchase Payment withdrawn is no longer subject to surrender charges at the time of the withdrawal.

When you make a withdrawal, we assume that it is taken from penalty-free earnings first, then from the Total Invested Amount on a first-in, first-out basis. This means that you can also access your Purchase Payments which are no longer subject to a surrender charge before those Purchase Payments which are still subject to the surrender charge.

During your first contract year your free withdrawal amount is the greater of:

    1.  Your penalty-free earnings, or;

    2. If you are participating in the Systematic Withdrawal program, a total of 10% of your Total Invested Amount less any prior withdrawals taken during the contract year.

After the first contract year, you can take out the greater of the following amounts each year:

    1. Your penalty free earnings and any portion of your Total Invested Amount no longer subject to surrender charges, or;

    2. 10% of the portion of your Total Invested Amount that has been in your contract for at least one year less any withdrawals taken during the contract year.


Purchase Payments withdrawn, above and beyond the amount of your free withdrawal amount, which have been invested for less than 7 years, or 9 years if you elect to participate in the WM Diversified Strategies Rewards Program, will result in your paying a withdrawal charge. The amount of the charge and how it applies are discussed more fully below. You should consider, before purchasing this contract, the effect this charge will have on your investment if you need to withdraw more money than the free withdrawal amount. You should fully discuss this decision with your financial advisor.


The withdrawal charge percentage applicable is determined by the age of the Purchase Payment being withdrawn. For purposes of calculating the surrender charge in the event of a full surrender, the charge is calculated based on the remaining Total Invested Amount still subject to surrender charge.


For example, you make an initial Purchase Payment of $100,000. For purposes of this example, we will assume a 0% growth rate over the life of the contract, no election of the WM Diversified Strategies Rewards Program, Income Protector Program, Estate Rewards or Earnings Advantage and no subsequent Purchase Payments. In contract year 2 and year 3, you take out your maximum free withdrawal of $10,000 for each year. After those free withdrawals your contract value is $80,000. In contract year 5 you request a full surrender of your contract. We will apply the following calculation, A - (B X C) = D, where:


A = Your contract value at the time of your request for surrender ($80,000)

B = The amount of your Total Invested Amount still subject to surrender charge ($100,000)

C = The withdrawal charge percentage applicable to the age of each Purchase Payment at the time of full surrender (4%) [B X C = $4,000]

D = Your full surrender value ($76,000)

SYSTEMATIC WITHDRAWAL PROGRAM

If you elect, we use money in your contract to pay you monthly, quarterly, semi-annual or annual payments during the Accumulation Phase. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $250. There must be at least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. Any withdrawals you make using this program count against your free withdrawal amount as described above. Withdrawals in excess of that amount may incur a withdrawal charge. There is no additional charge for participating in this program.

The program is not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

NURSING HOME WAIVER

If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge and/or market value adjustment on certain withdrawals prior to the Annuity Date (not available in Texas). The waiver applies only to withdrawals made while you are in a nursing home or within 90 days after you leave the nursing home. Your contract prohibits use of this waiver during the first 90 days after you purchase your contract. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract.

In order to use this waiver, you must submit with your withdrawal request, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and
(3) a bill from the nursing home which shows that you met the 60 day confinement requirement.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice. At the end of the notice period, we will distribute the contract's remaining value to you.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. SEE TAXES ON PAGE 42 for a more detailed explanation.

DEATH BENEFIT
--------------------------------------------------------------------------------

If you should die during the Accumulation Phase, your Beneficiary will receive a death benefit. The death benefit options are discussed in detail below.

The death benefit is not paid after you are in the Income Phase. If you die during the Income Phase, your Beneficiary will receive any remaining guaranteed income payments in accordance with the income option you choose. SEE INCOME OPTIONS ON PAGE 37.

You select the Beneficiary to receive any amounts payable on death. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

The death benefit will be paid out when we receive adequate proof of death:
(1) a certified copy of a death certificate; (2) a certified copy of a decree of court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death; or
(4) any other proof satisfactory to us. We may also require additional documentation or proof in order for the death benefit to be paid.


The death benefit must be paid within 5 years of the date of death. The Beneficiary may, in the alternative, elect to have the death benefit payable in the form of an annuity. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Income payments must begin within one year of the owner's death. If the Beneficiary is the spouse of the owner, he or she can elect to continue the contract, rather than receive a death benefit. SEE SPOUSAL CONTINUATION ON PAGE 33. If the Beneficiary does not make a specific election as to how they want the death benefit distributed within sixty days of our receipt of adequate proof of death, it will be paid in a lump sum.


If the Annuitant dies before annuity payments begin, you can name a new Annuitant. If no Annuitant is named within 30 days, you will become the Annuitant. However, if the owner is a non-natural person (for example, a trust), then the death of the Annuitant will be treated as the death of the owner, no new Annuitant may be named and the death benefit will be paid.


This contract provides three death benefit options: The first is, the Standard Death Benefit which is automatically included in your contract for no additional fee. We also offer, for an additional fee, an optional enhanced death benefit called "Estate Rewards" which offers you the selection of one of two options. If you choose the Estate Rewards death benefit you may also elect, for an additional fee, the Earnings Advantage feature. Your death benefit elections must be made at the time of contract application and the election cannot be terminated.


The term "Net Purchase Payment" is used frequently in explaining the death benefit options. We define Net Purchase Payments as Purchase Payments less an adjustment for each withdrawal.

To calculate the adjustment amount for a withdrawal, you first determine the percentage by which the contract value is reduced by the withdrawal, on the date of the withdrawal. This percentage is calculated by dividing the amount of each withdrawal (including fees and charges applicable to the withdrawal) by the contract value immediately before taking that withdrawal. The percentage amount is then multiplied by the amount of Net Purchase Payments immediately before the withdrawal to get the adjustment amount. This amount is subtracted from the amount of Net Purchase Payment(s) immediately before the withdrawal.

If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract.


If WM Diversified Strategies Rewards is elected, any payment enhancements are not considered Purchase Payments.


STANDARD DEATH BENEFIT


The standard death benefit on your contract is the greater of:



    1. Net Purchase Payments compounded at a 3% annual growth rate from the date of issue until the earlier of age 75 or the date of death, plus any Purchase Payments recorded after the date of death; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the earlier of age 75 or date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.



    2.  the contract value at the time we receive satisfactory proof of death.



ESTATE REWARDS DEATH BENEFIT(S)



For an additional fee, you may elect one of the Estate Rewards Death Benefits which can provide greater protection for your beneficiaries. You must chose between Option 1 and Option 2 at the time you purchase your contract and you can not change your election at any time. The Estate Rewards Death Benefit is not available if you are age 81 or older at the time of contract issue. The fee for Estate Rewards death benefit is .15% of the average daily ending value of the assets you have allocated to the Variable Portfolios.



OPTION 1 - 5% ACCUMULATION OPTION


  The death benefit is the greater of:

    a.  the contract value at the time we receive satisfactory proof of death;
       or


    b. Net Purchase Payments compounded to the earlier of your 80th birthday or the date of death, at a 5% annual growth rate, plus any Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum benefit of two times the Net Purchase Payments made over the life of your contract.



If you die after your latest annuity date, the 5% Accumulation Option death benefit reverts to the Standard Death Benefit. Thus, your beneficiaries may receive no benefit from Estate Rewards Death Benefit. This option may not be available in all states. Check with your investment representative regarding availability.


OPTION 2 - MAXIMUM ANNIVERSARY VALUE OPTION


  The death benefit is the greatest of:


    a.  Net Purchase Payments; or

    b.  the contract value at the time we receive satisfactory proof of death;
       or


    c. the maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the contract value on a contract anniversary increased by any Purchase Payments recorded after that anniversary; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

       If you are age 90 or older at the time of death and you had selected the Maximum Anniversary Value option, if payable, a death benefit will be equal to the contract value at the time we receive satisfactory proof of death. Thus, your beneficiaries may receive no benefit from your election of the Estate Rewards Death Benefit. This option may not be available in all states. Check with your Investment Representative regarding availability.


EARNINGS ADVANTAGE


The Earnings Advantage benefit may increase the Estate Rewards death benefit amount. In order to make an Earnings Advantage election you must have already elected one of the Estate Rewards Death Benefits described above. The Earnings Advantage is available for an additional charge of .25% of the average daily ending value of the assets you have allocated to the Variable Portfolios. You are not required to elect the Earnings Advantage feature if you select the Estate Rewards Death Benefit, but once elected, generally it can not be terminated. Further, if you elect both the Estate Rewards and Earnings Advantage the combined charge will be .40% of the average daily ending value of the assets you have allocated to the Variable Portfolios.


If you have earnings in your contract at the time of death, we will add a percentage of those earnings (the "Earnings Advantage Percentage"), subject to a maximum dollar amount (the "Maximum Earnings Advantage Percentage"), to the death benefit payable.


The Contract Year of Death will determine the Earnings Advantage Percentage and the Maximum Earnings Advantage amount, as set forth below:



---------------------------------------------------------------------------------------------------------------------------------
CONTACT YEAR OF DEATH                      EARNINGS ADVANTAGE PERCENTAGE               MAXIMUM EARNINGS ADVANTAGE AMOUNT
---------------------------------------------------------------------------------------------------------------------------------
Years 0-4                                         25% of Earnings                         25% of Net Purchase Payments
---------------------------------------------------------------------------------------------------------------------------------
Years 5-9                                         40% of Earnings                        40% of Net Purchase Payments*
---------------------------------------------------------------------------------------------------------------------------------
Years 10+                                         50% of Earnings                        50% of Net Purchase Payments*
---------------------------------------------------------------------------------------------------------------------------------



* Purchase Payments received after the 5th contract anniversary must remain in the contract for at least 6 full months to be included as part of the Net Purchase Payments for the purpose of the Maximum Earnings Advantage Percentage calculation.


WHAT IS THE CONTRACT YEAR OF DEATH?

Contract Year of Death is the number of full 12 month periods beginning with the date your contract is issued and ending on the date of death.

WHAT IS THE EARNINGS ADVANTAGE PERCENTAGE AMOUNT?

We determine the amount of the Earnings Advantage based upon a percentage of earnings in your contract at the time of your death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

    (1) equals the contract value on the date of death; and

    (2) equals Net Purchase Payments.

WHAT IS THE MAXIMUM EARNINGS ADVANTAGE?

The Earnings Advantage amount is subject to a maximum. The maximum Earnings Advantage amount is equal to a percentage of your Net Purchase Payments.


The Earnings Advantage benefit will only be paid if your date of death is prior to the latest Annuity Date. Thus, your beneficiaries may receive no benefit from your election of the Earnings Advantage Benefit. This option may not be available in all states. Check with your Investment Representative regarding availability.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THESE DEATH BENEFIT FEATURES (IN THEIR ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.


SPOUSAL CONTINUATION

If you are the original owner of the contract and the Beneficiary is your spouse, your Spouse may elect to continue the contract after your death. The spouse becomes the new owner ("Continuing Spouse"). The contract and its elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. The Continuing Spouse can only elect to continue the contract upon the death of the original owner of the contract.


Upon continuation of the contract, we will contribute to the contract value an amount by which the death benefit that would have been paid to the beneficiary upon the death of the original owner exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and proof of death of the original owner in a form satisfactory to us ("Continuation Date"). The age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the Contract. SEE APPENDIX C FOR FURTHER EXPLANATION OF THE DEATH BENEFIT CALCULATION FOLLOWING A SPOUSAL CONTINUATION. The Continuation Contribution is not considered a Purchase Payment for any other calculation except as noted in Appendix D. To the extent the Continuing Spouse invests in the Variable Portfolios or MVA fixed accounts, they will be subject to investment risk as was the original owner.


Generally, the Continuing Spouse cannot change any contract provisions as the new owner. However, on the Continuation Date, the Continuing Spouse may terminate the original owner's election of Earnings Advantage. We will terminate Earnings Advantage if the Continuing Spouse is age 81 or older on the Continuation Date. If Earnings Advantage is not terminated or discontinued and the Continuing Spouse dies after the latest Annuity Date no Earnings Advantage benefit will be payable.

EXPENSES
--------------------------------------------------------------------------------

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. We will not increase the contract maintenance fee or withdrawal charges under your contract. However the investment charges under your contract may increase or decrease. Some states may require that we charge less than the amounts described below.

INSURANCE CHARGES


The amount of this charge is 1.40% annually of the value of your contract invested in the Variable Portfolio(s). We deduct the charge daily, on a pro-rata basis, from the value of your contract allocated to the Variable Portfolio(s). The insurance charge compensates us for the mortality and expense risks and the costs of contract distribution assumed by Anchor National. If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference.


WITHDRAWAL CHARGES

During the Accumulation Phase you may make withdrawals from your contract. However, a withdrawal charge may apply. We apply a withdrawal charge upon an early withdrawal against each Purchase Payment you put into the contract. The withdrawal charge equals a percentage of the Purchase Payment you take out of the contract. The contract does provide a free withdrawal amount every year. SEE ACCESS TO YOUR MONEY ON PAGE 28. The withdrawal charge percentage declines each year a Purchase Payment is in the contract, as follows:


    WITHDRAWAL CHARGE WITHOUT THE WM DIVERSIFIED STRATEGIES REWARDS PROGRAM
                                  (SCHEDULE A)


        YEAR               1          2          3          4          5          6          7          8
---------------------   --------   --------   --------   --------   --------   --------   --------   --------
  Withdrawal Charge        7%         6%         6%         5%         4%         3%         2%         0%


      WITHDRAWAL CHARGE WITH THE WM DIVERSIFIED STRATEGIES REWARDS PROGRAM
                                  (SCHEDULE B)


        YEAR               1          2          3          4          5          6          7          8          9          10
---------------------   --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
  Withdrawal Charge        9%         8%         7%         6%         6%         5%         4%         3%         2%         0%


After a Purchase Payment has been in the contract for seven complete years, or nine complete years if you elect to participate in the WM Diversified Strategies Rewards Program, the withdrawal charge no longer applies to that Purchase Payment. When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered earnings first, then Purchase Payments.



The WM Diversified Strategies Rewards Program is designed to reward long term investing. We expect that if you remain committed to this investment over the long term, we will profit as a result of fees charged over the life of your contract. However, neither the mortality and expense fees, distribution expenses, contract administration fee nor investment management fees are higher on the WM Diversified Strategies Rewards Program than the contract without election of the WM Diversified Strategies Rewards Program.


Whenever possible, we deduct the withdrawal charge from the money remaining in your contract from each of your investment options on a pro-rata basis. If you withdraw all of your contract value, we deduct any applicable withdrawal charges from the amount withdrawn. We will not assess a withdrawal charge for money withdrawn to pay a death benefit. We do not currently assess a withdrawal charge upon election to receive income payments from your contract. Withdrawals made prior to age 59 1/2 may result in tax penalties. SEE TAXES ON PAGE 42.

INVESTMENT CHARGES

INVESTMENT MANAGEMENT FEES


Charges are deducted from the assets of the investment portfolios underlying the Variable Portfolio(s) for the advisory and other expenses of the portfolios. SEE FEE TABLES ON PAGE 6.


SERVICE FEES


Portfolio shares of the Anchor Series Trust and SunAmerica Series Trust are all subject to fees imposed under a servicing plan adopted by the Boards of Trustees pursuant to Rule 12b-1 under the Investment Company Act of 1940. This service fee of 0.15%, which is also known as a 12b-1 fee, may be used to compensate financial intermediaries for service provided over the life of your contract.



FOR MORE DETAILED INFORMATION ON THESE INVESTMENT CHARGES, REFER TO THE PROSPECTUSES FOR THE ANCHOR SERIES TRUST, SUNAMERICA SERIES TRUST AND/OR WM VARIABLE TRUST.

CONTRACT MAINTENANCE FEE


During the Accumulation Phase, we subtract a contract maintenance fee from your account once per year. This charge compensates us for the cost of contract administration. If your contract value is $50,000 or more on your contract anniversary date, we will waive the charge. This waiver is subject to change without notice. We will deduct the $35 ($30 in North Dakota) contract maintenance fee on a pro-rata basis from your account value on your contract anniversary. In the states of Pennsylvania, Texas and Washington a contract maintenance fee will be deducted pro-rata from the Variable Portfolio(s) in which you are invested, only. If you withdraw your entire contract value, we deduct the fee from that withdrawal.


TRANSFER FEE


We currently allow 15 free transfers per contract year. We charge $25 ($10 in Pennsylvania and Texas) for each additional transfer in a contract year.



OPTIONAL DEATH BENEFIT FEES



Please see page 32 of this prospectus for additional information regarding the Estate Rewards death benefit and Earnings Advantage fee.


OPTIONAL INCOME PROTECTOR FEE

Please see page 39 of this prospectus for additional information regarding the Income Protector fee.

PREMIUM TAX

Certain states charge the Company a tax on the premiums you pay into the contract. We deduct from your contract these premium tax charges. Currently we deduct the charge for premium taxes when you fully surrender or annuitize the contract. In the future, we may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.

APPENDIX D provides more information about premium taxes.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF CHARGES AND EXPENSES, AND ADDITIONAL AMOUNTS
CREDITED

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

INCOME OPTIONS
--------------------------------------------------------------------------------

ANNUITY DATE


During the Income Phase, the money in your Contract is used to make regular income payments to you. You may switch to the Income Phase any time after your second contract anniversary. You select the month and year in which you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your Income Option. Except as discussed under Option 5, once you begin receiving income payments, you cannot otherwise access your money through a withdrawal or surrender. Other pay out options may be available. Contact Our Annuity Service Center for more information.



If you participate in the WM Diversified Strategies Rewards Program and switch to the Income Phase prior to a Deferred Payment Enhancement Date, if applicable, we will not allocate any corresponding Deferred Payment Enhancement to your contract. SEE WM DIVERSIFIED STRATEGIES REWARDS PROGRAM ON PAGE 16.



Income payments must begin on or before your 95th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on this date (latest Annuity Date.) Certain states may require your income payments to start earlier.


If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, certain Qualified contracts require you to take minimum distributions after you reach age 70 1/2. SEE TAXES ON PAGE 42.

INCOME OPTIONS

Currently, this Contract offers five Income Options. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with Option 4 for a period of 10 years. For income payments selected for joint lives, we pay according to Option 3.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and then designate a new Annuitant.

OPTION 1 - LIFE INCOME ANNUITY

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

OPTION 2 - JOINT AND SURVIVOR LIFE ANNUITY

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop whenever the survivor dies.

OPTION 3 - JOINT AND 100% SURVIVOR LIFE ANNUITY WITH 10 YEAR PERIOD CERTAIN

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 years. If the Annuitant and the Survivor die before all of the payments have been made, the remaining payments are made to the Beneficiary under your Contract.

OPTION 4 - LIFE ANNUITY WITH 10 OR 20 YEAR PERIOD CERTAIN

This option is similar to Option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your Contract.

OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides income payments for a guaranteed period ranging from 5 to 30 years. If the Annuitant dies before all the guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your contract. Additionally, if variable income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed payments being made) may redeem the contract value (in full or in part) after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed payments. The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.


We make income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments direct deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in annuity payments of less than $50 per payment, we may decrease the frequency of the payments, state law allowing. See the INCOME PROTECTOR section below for specifics relative to taking income under that feature.


ALLOCATION OF ANNUITY PAYMENTS


You can choose income payments that are fixed, variable or both. If payments are fixed, Anchor National guarantees the amounts of each payment. If the payments are variable, the amounts are not guaranteed. They will go up and/or down based upon the performance of the Variable Portfolio(s) in which you invest.


FIXED OR VARIABLE INCOME PAYMENTS


If at the date when income payments begin you are invested in the Variable Portfolio(s) only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. If you are invested in both fixed and variable options at the time you begin the Income Phase, a portion of your income payments will be fixed and a portion will be variable.

INCOME PAYMENTS


Your income payments will vary if you are invested in the Variable Portfolio(s) after the Annuity date depending on four factors:


    - for life options, your age when payments begin,


    - the value of your contract in the Variable Portfolio(s) on the Annuity
      Date,


    - the 3.5% assumed investment rate for variable income payments used in the annuity table for the contract, and;


    - the performance of the Variable Portfolio(s) in which you are invested during the time you receive income payments.



If you are invested in both the fixed account options and the Variable Portfolio(s) after the Annuity Date, the allocation of funds between the fixed accounts and Variable Portfolio(s) also impacts the amount of your annuity payments.


TRANSFERS DURING THE INCOME PHASE


During the Income Phase, one (1) transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase.


DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

Please read the Statement of Additional Information, available upon request, for a more detailed discussion of the income options.

INCOME PROTECTOR

You may elect to enroll in the Income Protector Program. The Income Protector Program can provide a future "safety net" which can offer you the ability to receive a guaranteed fixed minimum retirement income when you choose to switch to the Income Phase. If you elect the Income Protector you can know the level of minimum income that will be available to you upon annuitization, regardless of fluctuating market conditions. In order to utilize the program, you must follow the provisions discussed below.


The minimum level of Income Protector benefit available is generally based upon your Purchase Payments remaining in your contract at the time you decide to begin taking income. If available and elected, a growth rate can provide increased levels of minimum guaranteed income. We charge a fee for the Income Protector benefit. The amount of the fee and levels of income protection available to you are described below. This feature may not be available in your state. Once you have made an Income Protector election it can not be changed or terminated. Check with your financial advisor regarding availability.



You are not required to use the Income Protector to receive income payments. The general provisions of your contract provide other income options. However, we will not refund fees paid for the Income Protector if you begin taking income payments under the general provisions of your contract. In addition, if applicable, surrender charges will be assessed upon your beginning the Income Phase, if you annuitize under the Income Protector Program. YOU MAY NEVER NEED TO RELY UPON INCOME PROTECTOR IF YOUR CONTRACT PERFORMS WITHIN A HISTORICALLY ANTICIPATED RANGE. HOWEVER, PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

Certain federal tax code restrictions on the income options available to qualified retirement investors may have an impact on your ability to benefit from this feature. Qualified investors should read NOTE TO QUALIFIED CONTRACT HOLDERS, below.

HOW DO WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED INCOME?


If you elect the Income Protector Program, we base the amount of minimum retirement income available to you upon a calculation we call the Income Benefit Base. At the time your enrollment in the Income Protector program becomes effective, your Initial Income Benefit Base is equal to your contract value. If elected, your participation becomes effective on the date of issue of the contract.



The Income Benefit Base is only a calculation. It does not represent a contract value, nor does it guarantee performance of the Variable Portfolios in which you invest.


Your Income Benefit Base increases if you make subsequent Purchase Payments and decreases if you withdraw money from your contract. The exact Income Benefit Base calculation is equal to (a) plus (b) minus (c) where:

    (a) is equal to, for the first year of calculation, your contract value on the date your participation became effective, and for each subsequent year of calculation, the Income Benefit Base of your prior contract anniversary, and;

    (b) is equal to the sum of all subsequent Purchase Payments made into the contract since the prior contract anniversary, and;


    (c) is equal to all withdrawals and applicable fees and charges since the last contract anniversary, in an amount proportionate to the amount by which such withdrawals decreased your contract value. Your Income Benefit Base may accumulate at the elected growth rate, if available, from the date your election becomes effective through your Income Benefit Date.



Any applicable growth rate will reduce to 0% on the anniversary immediately after the annuitant's 90th birthday.


LEVEL OF PROTECTION


If you decide that you want the protection offered by the Income Protector Program, you must elect the Income Protector by completing the Income Protector Election Form available through our Annuity Service Center. You may only elect one of the offered alternatives, if more than one is available, and you can never change your election once made.



Your Income Benefit Base will begin accumulating at the applicable growth rate on the contract anniversary following our receipt of your completed election form. In order to obtain the benefit of the Income Protector you may not begin the income Phase for at least nine years following your election. You may not elect the Income Protector Program if the required waiting period before beginning the income phase would occur later than your latest annuity date.



The Income Protector option(s) currently available under this contract are:



                                                        FEE* AS A % OF YOUR INCOME  WAITING PERIOD BEFORE THE
            OPTION                   GROWTH RATE*              BENEFIT BASE               INCOME PHASE
------------------------------  ----------------------  --------------------------  -------------------------
    Income Protector Base                 0%                      .10%                      9 years


ELECTING TO RECEIVE INCOME


You may elect to begin the Income Phase of your contract using the Income Protector Program ONLY within the 30 days after the 9th or later contract anniversary following the effective date of your Income Protector participation.


The contract anniversary of or prior to your election to begin receiving income payments is your Income Benefit Date. We calculate your Income Benefit Base as of that date to use in determining your guaranteed minimum fixed retirement income. To determine the minimum guaranteed retirement income available to you, we apply your final Income Benefit Base to the annuity rates stated in your Income Protector endorsement for the income option you select. You then choose if you would like to receive the income annually, semi-annually, quarterly or monthly for the time guaranteed under your selected income option. Your final Income Benefit Base is equal to (a) minus (b) where:

    (a) is your Income Benefit Base as of your Income Benefit Date, and;

    (b) is any partial withdrawals of contract value and any charges applicable to those withdrawals and any withdrawal charges otherwise applicable, calculated as if you fully surrender your contract as of the Income Benefit Date, and any applicable premium taxes.

The income options available when using the Income Protector feature to receive your retirement income are:

    - Life Annuity with 10 years guaranteed, or

    - Joint and 100% Survivor Life Annuity with 20 years guaranteed

At the time you elect to begin receiving income payments, we will calculate your income payments using both your Income Benefit Base and your contract value. We will use the same income option for each calculation; however, the annuity factors used to calculate your income under the Income Protector feature will be different. You will receive whichever provides a greater stream of income. If you elect to receive income payments using the Income Protector feature your income payments will be fixed in amount.

FEES ASSOCIATED WITH THE INCOME PROTECTOR PROGRAM


If you elect to participate in the Income Protector program we charge an annual fee, as follows:



            OPTION              FEE* AS A % OF YOUR INCOME BENEFIT BASE
------------------------------  ---------------------------------------
Income Protector Base           .10%



We deduct the annual fee from your actual Contract Value. We begin deducting the annual fee on your first contract anniversary.


Additionally, if you fully surrender your contract prior to your contract anniversary, we will deduct the fee at the time of surrender based on your Income Benefit Base as of the surrender date. Once elected, the Income Protector Program and its corresponding charges may not be terminated until full surrender or annuitization of the contract occurs.

NOTE TO QUALIFIED CONTRACT HOLDERS

Qualified contracts generally require that you select an income option that does not exceed your life expectancy. That restriction, if it applies to you, may limit the benefit of the Income Protector program. To utilize the Income Protector feature, you must take income payments under one of the two income options described above. If those income options exceed your life expectancy, you may be prohibited from receiving your guaranteed fixed income under the program. If you own a Qualified contract to which this restriction applies and you elect the Income Protector program, you may pay for this minimum guarantee and not be able to realize the benefit.

Generally, for Qualified contracts:

    - for the Life Annuity with 10 years guaranteed, you must annuitize before age 79, and;

    - for the Joint and 100% Survivor Annuity with 20 years guaranteed, both annuitants must be 70 or younger or one of the annuitants must be 65 or younger upon annuitization. Other age combinations may be available.

You may wish to consult your tax advisor for information concerning your particular circumstances.

The Income Protector program may not be available in all states. Check with your financial advisor for availability in your state.


We reserve the right to modify, suspend or terminate the Income Protector Program at any time.


TAXES
--------------------------------------------------------------------------------

NOTE: WE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE, THEREFORE WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("federal tax code") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments automatically provide tax deferral regardless of whether the underlying contract is an annuity. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of Qualified plans are: Individual Retirement Accounts ("IRAs"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), H.R. 10 Plans (referred to as Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

TAX TREATMENT OF DISTRIBUTIONS--NON-QUALIFIED CONTRACTS

If you make a withdrawal from a Non-qualified contract, the federal tax code treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For annuity payments, any portion of each payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The federal tax code provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age
59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the federal tax code); (4) in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS--QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. Any amount of money you take out as a withdrawal or as income payments is taxable income. The federal tax code further provides for a 10% penalty tax on any withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2;
(2) when paid to your Beneficiary
after you die; (3) after you become disabled (as defined in the federal tax code); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) to the extent such withdrawals do not exceed limitations set by the federal tax code for amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in federal tax code); (7) to fund certain first-time home purchase expenses; and, except in the case of an IRA; (8) when you separate from service after attaining age 55; and (9) when paid to an alternate payee pursuant to a qualified domestic relations order.

The federal tax code limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner:
(1) reaches age 59 1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the federal tax code); or (5) in the case of hardship. In the case of hardship, the owner can only withdraw Purchase Payments.

MINIMUM DISTRIBUTIONS


Generally, the IRS requires that you begin taking annual distributions from Qualified contracts by April 1, of the calendar year following the later of
(1) the calendar year in which you attain age 70 1/2 or 2) for Qualified contracts other than IRAs the calendar year in which you retire. Minimum distributions are not required in a Roth IRA, during your lifetime. Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should contact your tax advisor for more information.


We currently waive surrender charges and MVA on withdrawals taken to meet minimum distribution requirements. Current operational practice is to provide a free withdrawal of the greater of the contract's maximum penalty free amount or the required minimum distribution amount for a particular contract (but not both).

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select either monthly, quarterly, semi-annual or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change, modify or discontinue the service at any time.


TAX TREATMENT OF DEATH BENEFITS



Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.



Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includable in taxable income and subject to the 10% penalty if the owner is under 59 1/2.



If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or contract value. This Contract offers death benefits, which may exceed the greater of

Purchase Payments or contract value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.


DIVERSIFICATION

The federal tax code imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Portfolios' management monitors the variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Anchor National, would be considered the owner of the shares of the Portfolios. It is unknown to what extent owners are permitted to select investments, to make transfers among Portfolios or the number and type of Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of the underlying variable investment Portfolios. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

PERFORMANCE
--------------------------------------------------------------------------------


From time to time we will advertise the performance of the VARIABLE PORTFOLIOS. Any such performance results are based on historical earnings and are not intended to indicate future performance.



We advertise the Cash Management Portfolio's yield and effective yield. In addition, the other VARIABLE PORTFOLIOS advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the VARIABLE PORTFOLIOS. These performance numbers do not indicate future results.



We may show performance of each VARIABLE PORTFOLIOS in comparison to various appropriate indices and the performance of other similar variable annuity products with similar objectives as reported by such independent reporting services as Morningstar, Inc., Lipper Analytical Services, Inc. and the Variable Annuity Research Data Service ("VARDS").


Please see the Statement of Additional Information, available upon request, for more information regarding the methods used to calculate performance data.


Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Fitch, IBA Duff & Phelps A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the variable Portfolios.


OTHER INFORMATION
--------------------------------------------------------------------------------

ANCHOR NATIONAL

Anchor National is a stock life insurance company originally organized under the laws of the state of California in April, 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.

Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, SunAmerica Asset Management Corporation, SunAmerica Trust Company, and the SunAmerica Financial Network, Inc. (comprising six wholly owned broker-dealers), specialize in retirement savings and investment products and services. Business focuses include fixed and variable annuities, mutual funds, broker-dealer services and trust administration services.

THE SEPARATE ACCOUNT

Anchor National originally established a separate account, Variable Separate Account (the "Separate Account"), under Arizona law on January 1, 1996 when it assumed the separate account, originally established under California law on June 25, 1981. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.


Anchor National owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Anchor National. Amounts deposited to the Separate Account are not guaranteed by Anchor National.


CUSTODIAN

State Street Bank and Trust Company, 255 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the Separate Account. Anchor National pays State Street Bank for services provided, based on a schedule of fees.

THE GENERAL ACCOUNT

Money allocated to the fixed account options goes into Anchor National's general account. The general account consists of all of Anchor National's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

DISTRIBUTION OF THE CONTRACT


Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We do not expect the total commissions to exceed 8.0% of your Purchase Payments. Contracts sold with the WM Diversified Strategies Rewards Program may result in our paying a different commission. We may also pay a bonus to representatives for contracts which stay active for a particular period of time, in addition to standard commissions. We do not deduct commissions paid to registered representatives directly from your Purchase Payments.


From time to time, we may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

WM Funds Distributor, 12009 Foundation Place, Suite 350, Gold River, California 95670 distributes the contracts. WM Funds Distributor is a registered as a broker-dealer under the Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.


No underwriting fees are paid in connection with the distribution of the contracts.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as deduction of the annual maintenance fee and dollar cost averaging, may be confirmed quarterly. Purchase payments received through the Automatic Payment Plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately.


During the Accumulation and Income Phases, you will receive a statement of your transactions over the past quarter and a summary of your account values. Please contact our Annuity Service Center at 1-877-311-WMVA (9682), if you have any comment, question or service request.


We send out transaction confirmations and quarterly statements. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management's opinion, these matters are not of material importance to their respective total assets nor are they material with respect to the Separate Account.


INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------


The audited consolidated financial statements of Anchor National Life Insurance Company at December 31, 2000 and 1999, for the years ended December 31, 2000 and 1999, for the three months ended December 31, 1998 and for the year ended September 30, 1998, are incorporated by reference in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. As of the date of this Prospectus, sale of these contracts have not begun. Therefore, financial statements for Variable Separate Account (portion related to the WM Diversified Strategies Variable Annuity) are not contained herein.

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

Separate Account............................................    3

General Account.............................................    4

Performance Data............................................    4

Income Payments.............................................    9

Annuity Unit Values.........................................   10

Taxes.......................................................   13

Distribution of Contracts...................................   18

Financial Statements........................................   18

APPENDIX A - WM DIVERSIFIED STRATEGIES REWARDS PROGRAM EXAMPLES

--------------------------------------------------------------------------------

The following examples assume an initial $125,000 Purchase Payment is made and that the Company is offering Upfront and Deferred Payment Enhancements in accordance with this chart:

                     UPFRONT PAYMENT    DEFERRED PAYMENT             DEFERRED PAYMENT
ENHANCEMENT LEVEL    ENHANCEMENT RATE   ENHANCEMENT RATE             ENHANCEMENT DATE

-----------------------------------------------------------------------------------------------
Under $100,000               2%                 0%         N/A
-----------------------------------------------------------------------------------------------
$100,000 - $499,999          2%                 1%         Nine years from the date we receive
                                                            each Purchase Payment.
-----------------------------------------------------------------------------------------------
$500,000 - more              2%                 2%         Nine years from the date we receive
                                                            each Purchase Payment.
-----------------------------------------------------------------------------------------------

I. DEFERRED PAYMENT ENHANCEMENT


If you elect to participate in the WM Diversified Strategies Rewards Program at contract issue, we contribute at least 2% of each Purchase Payment to your contract for each Purchase Payment we receive, as an Upfront Payment Enhancement. Any applicable Deferred Payment Enhancement is allocated to your contract on the corresponding Deferred Payment Enhancement Date and, if declared by the Company, is a percentage of your remaining Purchase Payment on the Deferred Payment Enhancement Date. Deferred Purchase Payment Enhancements are reduced proportionately by partial withdrawals of that Purchase Payment prior to the Deferred Payment Enhancement Date. The Deferred Payment Enhancement Rate may increase, decrease or be eliminated at any time.


EXAMPLE 1 - NO WITHDRAWALS ARE MADE

The Upfront Payment Enhancement allocated to your contract is $2,500 (2% of $125,000).

On your 9th contract anniversary, the Deferred Payment Enhancement Date, your Deferred Payment Enhancement of $1,250 (1% of your remaining Purchase Payment or $125,000) will be allocated to your contract.

EXAMPLE 2 - WITHDRAWAL MADE PRIOR TO DEFERRED PAYMENT ENHANCEMENT DATE

As in Example 1, your Upfront Payment Enhancement is $2,500.

This example also assumes the following:

    (1) Your contract value on your 5th contract anniversary is $190,000.

    (2) You request a withdrawal of $75,000 on your 5th contract anniversary.

    (3) No subsequent Purchase Payments have been made.

    (4) No prior withdrawals have been taken.

    (5) Funds are not allocated to any of the MVA Fixed Accounts.

On your 5th contract anniversary, your penalty-free earnings in the contract are $65,000 ($190,000 contract value less your $125,000 investment in the contract). Therefore, you are withdrawing $10,000 of your initial Purchase Payment. Your contract value will also be reduced by a $500 withdrawal charge on the $10,000 Purchase Payment (5% of $10,000). Your gross withdrawal is $75,500 of which $10,500 constitutes part of your Purchase Payment.

The withdrawal of $10,500 of your $125,000 Purchase Payment is a withdrawal of 8.4% of your Purchase Payment. Therefore, only 91.6% or $114,500 of your initial Purchase Payment remains in your contract.

On your 9th contract anniversary, the Deferred Payment Enhancement Date, assuming no other transactions occur affecting the Purchase Payment, we allocate your Deferred Payment Enhancement of $1,145 (1% of your remaining Purchase Payment, $114,500) to your contract.

II. 90 DAY WINDOW


Contracts issued with the WM Diversified Strategies Rewards feature may be eligible for a "Look-Back Adjustment." As of the 90th day after your contract was issued, we will total your Purchase Payments remaining in your contract at that time, without considering any investment gain or loss in contract value on those Purchase Payments. If your total Purchase Payments bring you to an Enhancement Level which, as of the date we issued your contract, would have provided for a higher Upfront and/or Deferred Payment Enhancement Rate on each Purchase Payment, you will get the benefit of the Enhancement Rate(s) that were applicable to that higher Enhancement Level at the time your contract was issued.


This example assumes the following:

    (1) No withdrawal in the first 90 days.

    (2) Initial Purchase Payment of $50,000 on November 1, 2000.

    (3) Subsequent Purchase Payment of $50,000 on January 15, 2001.

    (4) Subsequent Purchase Payment of $25,000 on January 28, 2001.

ENHANCEMENT AT THE TIME PURCHASE PAYMENT RECEIVED

                                                                                  DEFERRED
                                       PURCHASE     UPFRONT      DEFERRED         PAYMENT
                                       PAYMENT      PAYMENT       PAYMENT       ENHANCEMENT
DATE OF PURCHASE PAYMENT                AMOUNT    ENHANCEMENT   ENHANCEMENT         DATE

----------------------------------------------------------------------------------------------
November 1, 2000                       $ 50,000        2%            0%       N/A
----------------------------------------------------------------------------------------------
January 15, 2001                       $ 50,000        2%            1%       January 15, 2010
----------------------------------------------------------------------------------------------
January 28, 2001                       $ 25,000        2%            1%       January 28, 2010
----------------------------------------------------------------------------------------------

ENHANCEMENT ADJUSTMENTS ON THE 90TH DAY FOLLOWING CONTRACT ISSUE

The sum of all Purchase Payments made in the first 90 days of the contract equals $125,000. According to the Enhancement Levels in effect at the time this contract was issued, a $125,000 Purchase Payment would have received a 2% Upfront Payment Enhancement and a 1% Deferred Payment Enhancement. Under the 90 Day Window provision all Purchase Payments made within those first 90 days would receive the benefit of the parameters in place at the time the contract was issued, as if all of the Purchase Payments were received on the date of issue. Thus, the first two payment enhancements would be adjusted at the end of the 90 days as follows:

                                                                                DEFERRED
                                     PURCHASE     UPFRONT      DEFERRED          PAYMENT
                                     PAYMENT      PAYMENT       PAYMENT        ENHANCEMENT
DATE OF PURCHASE PAYMENT              AMOUNT    ENHANCEMENT   ENHANCEMENT         DATE

---------------------------------------------------------------------------------------------
November 1, 2000                     $ 50,000        2%            1%       November 1, 2009
---------------------------------------------------------------------------------------------
January 15, 2001                     $ 50,000        2%            1%       January 15, 2010
---------------------------------------------------------------------------------------------
January 28, 2001                     $ 25,000        2%            1%       January 28, 2010
---------------------------------------------------------------------------------------------

APPENDIX B - MARKET VALUE ADJUSTMENT

--------------------------------------------------------------------------------

The market value adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The longer the period of time remaining in the term you initially agreed to leave your money in the fixed investment option, the greater the impact of changing interest rates. The impact of the market value adjustment can be either positive or negative, and is computed by multiplying the amount withdrawn, transferred or annuitized by the following factor:

                    [(1+I/(1+J+L)](to the power of N/12) - 1

                      THE MARKET VALUE ADJUSTMENT FORMULA

                          MAY DIFFER IN CERTAIN STATES

where:

                I is the interest rate you are earning on the money invested in the fixed investment option;

                J is the interest rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the fixed investment option; and

                L is equal to 0.005, except in Florida where it is equal to .0025.

                N is the number of full months remaining in the term you initially agreed to leave your money in the fixed investment option.

EXAMPLES OF THE MARKET VALUE ADJUSTMENT

The examples below assume the following:

    (1) You made an initial Purchase Payment of $10,000 and allocated it to the 10-year fixed investment option at a rate of 5%;

    (2) You make a partial withdrawal of $4,000 when 1 year (12 months) remain in the 10-year term you initially agreed to leave your money in the fixed investment option (N=12); and

    (3) You have not made any other transfers, additional Purchase Payments, or withdrawals.

No withdrawal charges are reflected because your Purchase Payment has been in the contract for nine full years. If a withdrawal charge applies, it is deducted before the market value adjustment. The market value adjustment is assessed on the amount withdrawn less any withdrawal charges.

POSITIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for a new Purchase Payments in the 1-year fixed investment option is 4%.

The market value adjustment factor is

= [(1+I/(1+J+0.005)](to the power of N/12) - 1
= [(1.05)/(1.04+0.005)](to the power of 12/12) - 1
= (1.004785)(to the power of 1) - 1
= 1.004785 - 1
= +0.004785

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:

                         $4,000 X (+0.004785) = +$19.14

$19.14 represents the market value adjustment that would be added to your withdrawal.

NEGATIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year fixed investment option is 6%.

The market value adjustment factor is

                    = [(1+I)/(1+J+0.005)](to the power of N/12) - 1
                    = [(1.05)/(1.06+0.005)](to the power of 12/12) - 1
                    = (0.985915)(to the power of 1) - 1
                    = 0.985915 - 1
                    = -0.014085

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:

                         $4,000 X (-0.014085) = -$56.34

$56.34 represents the market value adjustment that will be deducted from the money remaining in the 10-year fixed investment option.

APPENDIX C - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION

--------------------------------------------------------------------------------

Capitalized terms used in the Appendix have the same meaning as they have in the Death Benefit section starting on page 26 of the prospectus.

The term "Continuation Net Purchase Payment" is used frequently to describe the death benefit options payable to the beneficiary of a Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purposes of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, Continuation Net Purchase Payments equal the contract value on the Continuation Date, including the Continuation Contribution.

STANDARD DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH


If the Standard Death Benefit is applicable upon the Continuing Spouse's death we will pay the beneficiary the greater of:



1. Continuation Net Purchase Payments compounded at a 3% annual growth rate until the earlier of Continuing Spouses age 75 or the date of death of the Continuing Spouse, plus any Purchase Payments recorded after the date of death of the Continuing Spouse; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the earlier of age 75 or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.



2.  The contract value at the time we receive satisfactory proof of death.


ENHANCED DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If the Enhanced Death Benefit is applicable upon the Continuing Spouse's death, we will pay the Beneficiary the applicable death benefit under Option 1 or Option 2:


OPTION 1 - 5% ACCUMULATION:


    The death benefit is the greater of:

       a. The contract value on the date we receive satisfactory proof of the Continuing Spouse's death; or


       b. Net Purchase Payments made from the original contract issue date including the Continuation Contribution, compounded to the earlier of the Continuing Spouse's 80th birthday or the date of death at a 5% annual growth rate, plus any Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum benefit of two times the Net Purchase Payments.


If the Continuing Spouse dies after the latest Annuity Date and the [5%] Accumulation option applied, any death benefit payable under the contract will be the Standard Death Benefit as described above. The Continuing Spouse's beneficiary will not receive any benefit from the Enhanced Death Benefit.

OPTION 2 - MAXIMUM ANNIVERSARY VALUE:


    If the continuing Spouse is younger than age 90 at the time of death, the death benefit is the greatest of:


       a.  Continuation Net Purchase Payments; or

       b. The contract value at the time we receive satisfactory proof of the Continuing Spouse's death; or


       c. The maximum anniversary value on any contract anniversary (of the original issue date) occurring after the Continuation Date prior to the Continuing Spouse's 81st birthday. The anniversary value equals the value on the contract anniversary plus any Purchase Payments recorded after that anniversary; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after that anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.


If the Continuing Spouse is age 90 or older at the time of death and the Maximum Anniversary Value option applied, the death benefit will be equal to the contract value at the time we receive satisfactory proof of death.

EARNINGS ADVANTAGE BENEFIT FOR SPOUSAL CONTINUATION:

If the original owner's Earnings Advantage remained in effect upon continuation, the Earnings Advantage benefit may increase the death benefit amount. The Earnings Advantage benefit is only available if the original owner elected the feature and it has not been discontinued or terminated. If the Continuing Spouse had earnings in the contract at the time of his/her death, we will add a percentage of those earnings (the "Earnings Advantage Percentage"), subject to a maximum dollar amount (the "Maximum Earnings Advantage Percentage"), to the death benefit payable.


The Contract Year of Death (from Continuation Date forward) will determine the Earnings Advantage Percentage and the Maximum Earnings Advantage amount, as set forth below:



----------------------------------------------------------------------------------------------------------------------------------
CONTACT YEAR OF DEATH       EARNINGS ADVANTAGE PERCENTAGE                      MAXIMUM EARNINGS ADVANTAGE PERCENTAGE
----------------------------------------------------------------------------------------------------------------------------------
Years 0-4                          25% of Earnings                           25% of Continuation Net Purchase Payments
Years 5-9                          40% of Earnings                           40% of Continuation Net Purchase Payments*
Years 10+                          50% of Earnings                           50% of Continuation Net Purchase Payments*
----------------------------------------------------------------------------------------------------------------------------------



* PURCHASE PAYMENTS RECEIVED AFTER THE 5(TH) ANNIVERSARY FOLLOWING THE CONTINUATION DATE MUST REMAIN IN THE CONTRACT FOR AT LAST 6 FULL MONTHS TO BE INCLUDED AS PART OF THE NET PURCHASE PAYMENTS FOR THE PURPOSE OF THE MAXIMUM EARNINGS ADVANTAGE PERCENTAGE CALCULATION.


WHAT IS THE CONTRACT YEAR OF DEATH?
Contract Year of Death is the number of full 12 month periods starting on the Continuation Date and ending on the Continuing Spouse's date of death.

WHAT IS THE EARNINGS ADVANTAGE AMOUNT?
We determine the Earnings Advantage amount based upon a percentage of earnings in the contract at the time of the Continuing Spouse's death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

    (1) equals the contract value on the Continuing Spouse's date of death;

    (2) equals the Continuation Net Purchase Payment(s).

WHAT IS THE MAXIMUM EARNINGS ADVANTAGE AMOUNT?
The Earnings Advantage amount is subject to a maximum. The Maximum Earnings Advantage amount is a percentage of the Continuation Net Purchase Payments.

The Earnings Advantage benefit will only be paid if the Continuing Spouse's date of death is prior to the latest Annuity Date.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME.

APPENDIX D

--------------------------------------------------------------------------------


HYPOTHETICAL EXAMPLE OF THE OPERATION OF THE INCOME PROTECTOR PROGRAM:



This table assumes a $100,000 initial investment in a non qualified contract with no further premiums, no withdrawals, no step-ups and no premium taxes; and the election of the optional Base Income Protector at contract issue.



                              ANNUAL INCOME IF YOU ANNUITIZE ON THE FOLLOWING CONTRACT ANNIVERSARY
                                         9          10         11         15         19         20
 IF AT ISSUE YOU ARE...     1 - 8     (AGE 69)   (AGE 70)   (AGE 71)   (AGE 75)   (AGE 79)   (AGE 80)

----------------------------------------------------------------------------
  MALE                       N/A       6,480      6,672      6,864      7,716      8,616      8,832
  AGE 60*
----------------------------------------------------------------------------
  FEMALE                     N/A       5,700      5,880      6,060      6,900      7,860      8,112
  AGE 60*
----------------------------------------------------------------------------
  MALE, AGE 60               N/A       4,920      5,028      5,136      5,544      5,868      5,928
  FEMALE, AGE 60**
----------------------------------------------------------------------------



*   Life Annuity with 10 Year Period Certain



**  Joint and 100% Survivor Annuity with 20 Year Period Certain



The Income Protector may not be available in your state. Please consult your financial adviser for information regarding availability of this program in your state.

APPENDIX E - PREMIUM TAXES

--------------------------------------------------------------------------------

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. Listed below are the current premium tax rates in those states that assess a premium tax. For current information, you should consult your tax adviser.

                                                              QUALIFIED   NON-QUALIFIED
STATE                                                         CONTRACT      CONTRACT
-----                                                         ---------   -------------
California..................................................     0.50%         2.35%
Maine.......................................................        0%         2.00%
Nevada......................................................        0%         3.50%
South Dakota................................................        0%         1.25%
West Virginia...............................................     1.00%         1.00%
Wyoming.....................................................        0%         1.00%

Please forward a copy (without charge) of the WM Diversified Strategies Variable Annuity Statement of Additional Information to:


              (Please print or type and fill in all information.)

--------------------------------------------------------------------------------
          Name

--------------------------------------------------------------------------------
          Address

--------------------------------------------------------------------------------
          City/State/Zip

--------------------------------------------------------------------------------

Date: ___________________  Signed: _____________________________________________

Return to: Anchor National Life Insurance Company, Annuity Service Center, P.O. Box 52499, Los Angeles, California 90054-0299

                 (This page has been left blank intentionally.)

                      STATEMENT OF ADDITIONAL INFORMATION

         FIXED AND VARIABLE GROUP DEFERRED ANNUITY CONTRACTS ISSUED BY

                           VARIABLE SEPARATE ACCOUNT

       (portion relating to the Diversified Strategies Variable Annuity)

               DEPOSITOR: ANCHOR NATIONAL LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus; it should be read with the prospectus dated July 9, 2001, relating to the annuity contracts described above, a copy of which may be obtained without charge by calling 800/445-SUN2 or by written request addressed to:

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                             ANNUITY SERVICE CENTER
                                 PO. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299

   THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS JULY 9, 2001.

TABLE OF CONTENTS

Separate Account............................................    3

General Account.............................................    3

Performance Data............................................    4

Annuity Payments............................................    8

Annuity Unit Values.........................................    9

Taxes.......................................................   11

Distribution of Contracts...................................   15

Financial Statements........................................   15

SEPARATE ACCOUNT
--------------------------------------------------------------------------------

Anchor National established The Separate Account under Arizona law on January 1, 1996 when it assumed the separate account, originally established under California on June 25, 1981. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct.

Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

The separate account is divided into VARIABLE PORTFOLIOS and STRATEGIES, with the assets of each VARIABLE PORTFOLIO and STRATEGY invested in the shares of one or more underlying investment portfolios. The Company does not guarantee the investment performance of the separate account, its VARIABLE PORTFOLIOS and STRATEGIES or the underlying investment portfolios. Values allocated to the separate account and the amount of variable annuity payments will vary with the values of shares of the underlying investment portfolios, and are also reduced by insurance charges and fees.

The basic objective of a variable annuity contract is to provide variable annuity payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying investment portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their VARIABLE PORTFOLIOS and STRATEGIES to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity payments).

GENERAL ACCOUNT
--------------------------------------------------------------------------------

The General Account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the one, three, five, seven or ten year fixed investment option and/or the 6-month or 1-year DCA fixed account(s) available in connection with the general account, as elected by the owner purchasing a contract. The 6-month and 1-year DCA fixed accounts are not available if the Seasons Reward Program is elected. Assets supporting amounts allocated to a fixed investment option become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

PERFORMANCE DATA
--------------------------------------------------------------------------------

From time to time the separate account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Money Market Fund refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Money Market Fund of WM Variable Tust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Fund is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.


The Separate Account may advertise "total return" data for its VARIABLE PORTFOLIOS. Total return figures are based on historical data and are not intended to indicate future performance. The "total return" for a VARIABLE PORTFOLIO is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a contract funded by that VARIABLE PORTFOLIO made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period.) The effect of applicable Withdrawal Charges due to the assumed redemption will be reflected in the return figures, but may be omitted in additional return figures given for comparison.


MONEY MARKET PORTFOLIO


Inception of the Money Market fund in the WM Variable Trust occurred on May 10, 1993. Sales of this fund in the Separate Account underlying the Diversified Strategies Variable annuity just began. The annualized current yield and effective yield for the Money Market Fund for the seven day period ended December 31, 2000, were as follows:




                                                                           CURRENT YIELD   EFFECTIVE YIELD
                                                                           -------------   ---------------
A. For contracts without the Diversified Strategies Rewards Program......      4.49%            4.58%
B. For contracts with the Diversified Strategies Rewards Program.........      6.49%            6.70%

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

For contracts without the Diversified Strategies Rewards Program:
-----------------------------------------------------------------

                   Base Period Return = (EV - SV - CMF)/(SV)

For contracts with the Diversified Strategies Rewards Program:
--------------------------------------------------------------

                 Base Period Return = (EV - SV - CMF + E)/(SV)

    where:

        SV = value of one Accumulation Unit at the start of a 7 day period

        EV = value of one Accumulation Unit at the end of the 7 day period

        CMF = an allocated portion of the $35 annual Contract Maintenance Fee, prorated for 7 days

        E =Premium Enhancement Rate, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the VARIABLE
PORTFOLIOS and/or STRATEGIES and the general account so that each VARIABLE PORTFOLIO's and/or STRATEGY's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that VARIABLE PORTFOLIO and/or STRATEGY. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

                 Current Yield = (Base Period Return) x (365/7)

The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

     Effective Yield = [(Base Period Return + 1) TO THE POWER OF 365/7 - 1]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

OTHER PORTFOLIOS


The Portfolios of the separate account other than a Cash Management Portfolio, if available, compute their performance data as "total return."

Total return for a Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return
(T) is computed so that it satisfies the formula:

For contracts without the WM Diversified Strategies Rewards Program:
--------------------------------------------------

                       P (1 + T) TO THE POWER OF n = ERV

For contracts with the WM Diversified Strategies Rewards Program:
------------------------------------------------

                   [P (1 + E)](1 + T) TO THE POWER OF n = ERV

    where:

        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        E = Payment Enhancement Rate

        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year period as of the end of the period (or fractional portion thereof)

Standardized performance for the Portfolios and Strategies available in this contract reflect total returns using the method of computation discussed below:

    - Using the seven year surrender charge schedule available on contracts issued without the WM Diversified Strategies Rewards Program. No enhancement is reflected under the calculation, as the Payment Enhancement is not available unless the WM Diversified Strategies Rewards is elected; AND


    - Using the nine year surrender charge schedule available on contracts issued with the WM Diversified Strategies Rewards Program, including the minimum Upfront Payment Enhancement of 2% of Purchase Payments and calculating the value after redemption only based on the initial $1,000 Purchase Payment.


We may, from time to time, advertise other variations of performance along with the standardized performance as described above. We may, in sales literature, show performance only applicable to one surrender charge schedule to a contract holder who has already the contract with or without the WM Diversified Strategies Rewards Program. However, we will not report performance for the contract featuring the WM Diversified Strategies Rewards Program, unless net of withdrawal charges. The total return figures reflect the effect of both non-recurring and recurring charges. The applicable Withdrawal Charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance. For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding underlying funds of Anchor Series Trust and Sun America Series Trust and WM Variable Trust modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective Trusts' underlying fund. In some cases a particular Variable Portfolio may have been available in another contract funded through this separate account. If the Variable Portfolio was incepted in this separate account prior to the offering of this contract, we report standardized contract performance adjusted for the fees and charges on this contract. Performance figures similiarly adjusted but based on underlying Trusts' performance (outside of this separate account) should not be construed to be actual historical performance of the relevant separate account Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding underlying funds of the Trusts, adjusted to provide direct comparability to the performance of the Variable Portfolios after the date of the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). The Trusts have served since thier inception as underlying investment media for separate accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

                             DIVERSIFIED STRATEGIES
                CONTRACTS WITHOUT THE PRINCIPAL REWARDS PROGRAM
                      TOTAL ANNUAL RETURN (IN PERCENT) FOR
                         PERIOD ENDING DECEMBER 31,2000
                            (WITH/WITHOUT REDEMPTION)



VARIABLE PORTFOLIO               SA INCEPTION               1 YEAR                    5 YEAR                 SINCE INCEPTION
                                    DATE               WITH      WITHOUT          WITH   WITHOUT            WITH      WITHOUT
                               ---------------       --------------------        -----------------       ----------------------
ANCHOR SERIES TRUST
CAPITAL APPRECIATION                 02/12/93          -15.96%     -8.96%         22.18%   22.45%            18.88%     18.88%
WEL GROWTH                           02/19/93           -9.62%     -2.62%         19.22%   19.52%            15.74%     15.74%

SUNAMERICA SERIES TRUST
ALLIANCE GROWTH                      02/09/93          -27.77%    -20.77%         20.38%   20.67%            18.54%     18.54%
DAVIS VENTURE VALUE                  10/28/94            0.71%      7.71%         17.17%   17.49%            19.39%     19.45%
GLOBAL EQUITIES                      02/09/93          -25.62%    -18.62%          9.62%   10.03%            10.18%     10.18%
MFS MID-CAP GROWTH                   04/01/99            0.89%      7.89%            N/A      N/A            35.34%     38.04%
TECHNOLOGY                           07/05/00              N/A        N/A            N/A      N/A           -40.15%    -33.15%

WASHINGTON MUTUAL VARIABLE TRUST
Balanced Portfolio                        N/A              N/A        N/A            N/A      N/A               N/A        N/A
Conservative Balanced Portfolio           N/A              N/A        N/A            N/A      N/A               N/A        N/A
Conservative Growth Portfolio             N/A              N/A        N/A            N/A      N/A               N/A        N/A
Equity Income                             N/A              N/A        N/A            N/A      N/A               N/A        N/A
Flexible Income Portfolio                 N/A              N/A        N/A            N/A      N/A               N/A        N/A
Growth & Income                           N/A              N/A        N/A            N/A      N/A               N/A        N/A
Growth Fund                               N/A              N/A        N/A            N/A      N/A               N/A        N/A
Growth Fund of the Northwest              N/A              N/A        N/A            N/A      N/A               N/A        N/A
Income                                    N/A              N/A        N/A            N/A      N/A               N/A        N/A
International Growth                      N/A              N/A        N/A            N/A      N/A               N/A        N/A
Mid Cap Stock                             N/A              N/A        N/A            N/A      N/A               N/A        N/A
Short Term Income                         N/A              N/A        N/A            N/A      N/A               N/A        N/A
Small Cap Stock                           N/A              N/A        N/A            N/A      N/A               N/A        N/A
Strategic Growth Portfolio                N/A              N/A        N/A            N/A      N/A               N/A        N/A
US Government Securities                  N/A              N/A        N/A            N/A      N/A               N/A        N/A


                             DIVERSIFIED STRATEGIES
                  HYPOTHETICAL ADJUSTED HISTORICAL PERFORMANCE
                CONTRACTS WITHOUT THE PRINCIPAL REWARDS PROGRAM:
                      TOTAL ANNUAL RETURN (IN PERCENT) FOR
                         PERIOD ENDING DECEMBER 31,2000
                            (WITH/WITHOUT REDEMPTION)



                                                                                                                       SINCE
                                  TRUST INCEP        1 YEAR                 5 YEAR               10 YEAR            TRUST INCEP
VARIABLE PORTFOLIO                  DATE          WITH     WITHOUT       WITH   WITHOUT       WITH   WITHOUT      WITH    WITHOUT
                                  -----------    -----------------       --------------      ----------------     ----------------
ANCHOR SERIES TRUST
CAPITAL APPRECIATION                03/23/87     -15.96%    -8.96%      22.18%    22.45%     22.95%    22.95%     16.04%     16.04%
WEL GROWTH                          09/05/84      -9.62%    -2.62%      19.22%    19.52%     15.87%    15.87%     13.70%     13.70%

SUNAMERICA SERIES TRUST
ALLIANCE GROWTH                     02/09/93     -27.77%   -20.77%      20.38%    20.67%        N/A       N/A     18.54%     18.54%
DAVIS VENTURE VALUE                 10/28/94       0.71%     7.71%      17.17%    17.49%        N/A       N/A     19.39%     19.45%
GLOBAL EQUITIES                     02/09/93     -25.62%   -18.62%       9.62%    10.03%        N/A       N/A     10.18%     10.18%
MFS MID-CAP GROWTH                  04/01/99       0.89%     7.89%         N/A       N/A        N/A       N/A     35.34%     38.04%
TECHNOLOGY                          07/05/00         N/A       N/A         N/A       N/A        N/A       N/A    -40.15%    -33.15%

WASHINGTON MUTUAL VARIABLE TRUST

Balanced Portfolio                  06/03/97      -8.00%    -1.00%         N/A       N/A        N/A       N/A     10.97%     12.02%
Conservative Balanced Portfolio     04/23/98      -3.46%     3.54%         N/A       N/A        N/A       N/A      0.48%      2.65%
Conservative Growth Portfolio       06/03/97     -10.98%    -3.98%         N/A       N/A        N/A       N/A     13.67%     14.66%
Equity Income                       04/28/98       8.70%    15.70%         N/A       N/A        N/A       N/A      4.75%      6.79%
Flexible Income Portfolio           09/09/97      -2.70%     4.30%         N/A       N/A        N/A       N/A      5.79%      7.09%
Growth & Income                     01/12/94      -6.13%     0.87%      15.70%    16.14%        N/A       N/A     15.08%     15.20%
Growth Fund                         05/07/93     -30.53%   -23.53%      24.04%    24.37%        N/A       N/A     21.86%     21.86%
Growth Fund of the Northwest        04/28/98      -2.19%     4.81%         N/A       N/A        N/A       N/A     16.90%     18.60%
Income                              05/07/93       1.96%     8.96%       3.18%     3.87%        N/A       N/A      4.63%      4.63%
International Growth                05/07/93     -28.33%   -21.33%       4.19%     4.86%        N/A       N/A      5.45%      5.45%
Mid Cap Stock                       05/01/00         N/A       N/A         N/A       N/A        N/A       N/A      9.41%     16.41%
Short Term Income                   01/12/94      -0.26%     6.74%       3.00%     3.70%        N/A       N/A      3.06%      3.30%
Small Cap Stock                     01/12/94     -19.07%   -12.07%      13.42%    13.90%        N/A       N/A     14.43%     14.56%
Strategic Growth Portfolio          06/03/97     -12.22%    -5.22%         N/A       N/A        N/A       N/A     17.64%     18.55%
US Government Securities            05/06/93       1.24%     8.24%       3.85%     4.53%        N/A       N/A      4.28%      4.28%


                            DIVERSIFIED STRATEGIES PR
                CONTRACTS WITH THE PRINCIPAL REWARDS PROGRAMS :
                     TOTAL ANNUAL RETURNS (IN PERECENT) FOR
                         PERIOD ENDING DECEMBER 31,2000
                             (RETURN AFTER REDEMPTION)




                                       SEPARATE                                            SINCE
                                        ACCOUNT                                           SEPARATE
                                       INCEPTION                                          ACCOUNT
VARIABLE PORTFOLIO                       DATE           1 YEAR            5 YEAR         INCEPTION
                                       ---------        -------           ------         ---------
ANCHOR SERIES TRUST
CAPITAL APPRECIATION                   02/12/93         -16.14%           22.40%           19.07%
WEL GROWTH                             02/19/93          -9.68%           19.41%           15.89%

SUNAMERICA SERIES TRUST
ALLIANCE GROWTH                        02/09/93         -28.18%           20.58%           18.73%
DAVIS VENTURE VALUE                    10/28/94           0.87%           17.33%           19.58%
GLOBAL EQUITIES                        02/09/93         -25.99%            9.65%           10.27%
MFS MID-CAP GROWTH                     04/01/99           1.05%              N/A           35.58%
TECHNOLOGY                             07/05/00             N/A              N/A          -40.80%

WASHINGTON MUTUAL VARIABLE TRUST
Balanced Portfolio                          N/A             N/A              N/A              N/A
Conservative Balanced Portfolio             N/A             N/A              N/A              N/A
Conservative Growth Portfolio               N/A             N/A              N/A              N/A
Equity Income                               N/A             N/A              N/A              N/A
Flexible Income Portfolio                   N/A             N/A              N/A              N/A
Growth & Income                             N/A             N/A              N/A              N/A
Growth Fund                                 N/A             N/A              N/A              N/A
Growth Fund of the Northwest                N/A             N/A              N/A              N/A
Income                                      N/A             N/A              N/A              N/A
International Growth                        N/A             N/A              N/A              N/A
Mid Cap Stock                               N/A             N/A              N/A              N/A
Short Term Income                           N/A             N/A              N/A              N/A
Small Cap Stock                             N/A             N/A              N/A              N/A
Strategic Growth Portfolio                  N/A             N/A              N/A              N/A
US Government Securities                    N/A             N/A              N/A              N/A


                            DIVERSIFIED STRATEGIES PR
                  HYPOTHETICAL ADJUSTED HISTORICAL PERFORANCE
                CONTRACTS WITH THE PRINCIPAL REWARDS PROGRAMS :
                     TOTAL ANNUAL RETURNS (IN PERECENT) FOR
                         PERIOD ENDING DECEMBER 31,2000
                           (RETURN AFTER REDEMPTION)


                                  TRUST                                       SINCE
                                INCEPTION                                     TRUST
VARIABLE PORTFOLIO                DATE        1 YEAR    5 YEAR   10 YEAR     INCEPTION
                               -----------    --------  --------  -------    ---------
ANCHOR SERIES TRUST
CAPITAL APPRECIATION            03/23/87      -16.14%    22.40%   23.20%      16.20%


SUNAMERICA SERIES TRUST
ALLIANCE GROWTH                 02/09/93      -28.18%    20.58%      N/A      18.73%
DAVIS VENTURE VALUE             10/28/94        0.87%    17.33%      N/A      19.58%
GLOBAL EQUITIES                 02/09/93      -25.99%     9.65%      N/A      10.27%
MFS MID-CAP GROWTH              04/01/99        1.05%       N/A      N/A      35.58%
TECHNOLOGY                      07/05/00          N/A       N/A      N/A     -40.80%

WASHINGTON MUTUAL VARIABLE TRUST
Balanced Portfolio              06/03/97       -8.02%       N/A      N/A      11.39%
Conservative Balanced Portfolio 04/23/98       -3.39%       N/A      N/A       0.90%
Conservative Growth Portfolio   06/03/97      -11.06%       N/A      N/A      14.12%
Equity Income                   04/28/98        9.02%       N/A      N/A       5.23%
Flexible Income Portfolio       09/09/97       -2.61%       N/A      N/A       6.18%
Growth & Income                 01/12/94       -6.11%    15.95%      N/A      15.29%
Growth Fund                     05/07/93      -31.00%    24.37%      N/A      22.07%
Growth Fund of the Northwest    04/28/98       -2.09%       N/A      N/A      17.52%
Income                          05/07/93        2.14%     3.25%      N/A       4.62%
International Growth            05/07/93      -28.75%     4.28%      N/A       5.45%
Mid Cap Stock                   05/01/00          N/A       N/A      N/A       9.73%
Short Term Income               01/12/94       -0.12%     3.07%      N/A       3.13%
Small Cap Stock                 01/12/94      -19.31%    13.64%      N/A      14.64%
Strategic Growth Portfolio      06/03/97      -12.32%       N/A      N/A      18.13%
US Government Securities        05/06/93        1.41%     3.94%      N/A       4.26%


WM Money Market
    Effective Yield = 6.70%
    Current Yield = 6.49%


*   Not Annualized

ANNUITY PAYMENTS
--------------------------------------------------------------------------------

INITIAL ANNUITY PAYMENT

The initial annuity payment is determined by taking the contract value, less any premium tax, less any Market Value Adjustment that may apply in the case of a premature annuitization of CERTAIN guarantee amounts, and then applying it to the annuity table specified in the contract. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity payment. The number of Annuity Units determined for the first variable annuity payment remains constant for the second and subsequent monthly variable annuity payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY PAYMENTS

For a fixed annuity, the amount of the second and each subsequent monthly annuity payment is the same as that determined above for the first monthly payment.

The amount of the second and each subsequent monthly variable annuity payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit Value as of the day preceding the date on which each annuity payment is due.

INCOME PAYMENTS UNDER THE INCOME PROTECTOR FEATURE

If contract holders elect to begin Income Payments using the Income Protector feature, the Income Benefit Base is determined as described in the prospectus. The initial monthly Income Payment is determined by applying the annuitization factor specifically designated for use in conjunction with the Income Protector feature (either in the Contract or in the Endorsement) to the Income Benefit Base and then dividing by 1,000. The Income Benefit Base must be divided by 1,000 since the annuitization factors included in those tables are based on a set amount per $1,000 of Income Benefit Base. The amount of the second and each subsequent Income Payment is the same as the first monthly payment. The appropriate rate must be determined by the gender (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated Joint Annuitant, if any, and the Income Option selected.

ANNUITY UNIT VALUES
--------------------------------------------------------------------------------

The value of an Annuity Unit is determined independently for each VARIABLE PORTFOLIO and STRATEGY. The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a VARIABLE PORTFOLIO or STRATEGY exceeds
3.5010, variable annuity payments derived from allocations to that VARIABLE PORTFOLIO or STRATEGY will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the VARIABLE PORTFOLIOS and/or STRATEGIES elected, and the amount of each annuity payment will vary accordingly.

For each VARIABLE PORTFOLIO and/or STRATEGY, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of VARIABLE PORTFOLIO or STRATEGY from one month to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any VARIABLE PORTFOLIO or STRATEGY for a certain month is determined by dividing (a) by (b) where:

(a) is the Accumulation Unit value of the VARIABLE PORTFOLIO or STRATEGY determined as of the end of that month, and

(b) is the Accumulation Unit value of the VARIABLE PORTFOLIO or STRATEGY determined as of the end of the preceding month.

The NIF for a VARIABLE PORTFOLIO or STRATEGY for a given month is a measure of the net investment performance of the VARIABLE PORTFOLIO or STRATEGY from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change; a NIF greater than 1.000 results from an increase; and a NIF less than 1.000 results from a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of the shares of the underlying investment portfolios in which the VARIABLE PORTFOLIO or STRATEGY invests; it is also reduced by separate account asset charges.

ILLUSTRATIVE EXAMPLE

Assume that one share of a given VARIABLE PORTFOLIO or STRATEGY had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                             NIF = ($11.46/$11.44)

                                 = 1.00174825

ILLUSTRATIVE EXAMPLE

The change in Annuity Unit value for a VARIABLE PORTFOLIO or STRATEGY from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that VARIABLE PORTFOLIO or STRATEGY for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity payment tables are based. For example, if the net investment rate for a VARIABLE PORTFOLIO or STRATEGY (reflected in the NIF) were equal to the assumed investment rate, the variable annuity payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                       1/[(1.035) ^ (1/12)] = 0.99713732

In the example given above, if the Annuity Unit value for the VARIABLE PORTFOLIO or STRATEGY was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

               $10.103523 x 1.00174825 x 0.99713732 = $10.092213

To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

The Net Investment Factor (NIF) measures the performance of the funds that are the basis for the amount of future annuity payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF)/(1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is greater than one and payments are increased. If the NIF is less than the AIR, then this proportion is less than one and payments are decreased.

VARIABLE ANNUITY PAYMENTS

ILLUSTRATIVE EXAMPLE

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single VARIABLE PORTFOLIO or STRATEGY. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's Account Value is equal to 7543.2456 x $15.432655 =
$116,412.31). Assume also that the Annuity Unit value for the VARIABLE PORTFOLIO or STRATEGY on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity payment date is $13.327695.

P's first variable annuity payment is determined from the annuity rate tables in P's contract, using the information assumed above. From the tables, which supply monthly annuity payments for each $1,000 of applied contract value, P's first variable annuity payment is determined by multiplying the monthly installment of $5.42 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

             First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $630.95/$13.256932 = 47.593968

P's second variable annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

               Second Payment = 47.593968 x $13.327695 = $634.32

The third and subsequent variable annuity payments are computed in a manner similar to the second variable annuity payment.

Note that the amount of the first variable annuity payment depends on the contract value in the relevant VARIABLE PORTFOLIO or STRATEGY on the Annuity Date and thus reflects the investment performance of the VARIABLE PORTFOLIO or STRATEGY net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the VARIABLE PORTFOLIO or STRATEGY). The net investment performance of the VARIABLE PORTFOLIO or STRATEGY during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity payments.

TAXES
--------------------------------------------------------------------------------

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A contract owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity payments under the annuity payment option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Non-qualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code (other than (1) annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION--SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying annuity variable contracts such as the contracts. The regulations amplify the diversification requirements for variable annuity contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS


Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

An assignment of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

TAX TREATMENT OF GIFTING A CONTRACT


If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.


TRUSTEE TO TRUSTEE TRANSFERS


The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs). Withdrawals can only be made when an owner: (1) reaches age 59-1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. These restrictions do not apply to amounts transferred to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7).

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) H.R. 10 PLANS

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans on such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d) ROTH IRA

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular IRA under Section 408(b) of the Code, contributions to a Roth IRA are not made on a tax deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Certain persons may be eligible to convert a regular IRA into a Roth IRA, and the resulting income tax may be spread over four years if the conversion occurs before January 1, 1999. If and when Contracts are made available for use with Roth IRAs they may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency.

(e) CORPORATE PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) DEFERRED COMPENSATION PLANS--SECTION 457


Under Section 457 of the Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation plans. The amounts deferred under a Plan which meets the requirements of Section 457 are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. Furthermore, the Code provides additional requirements and restrictions regarding eligibility, contributions and distributions.


All of the assets and income of a Plan established by a governmental employee after August 23, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in existence on August 23, 1995 may be amended to satisfy the trust and exclusive benefit requirements any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a Plan of a tax exempt non-governmental employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the plan is not an eligible plan within the meaning of Section 457(b). In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.


In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency as defined in the Code.


Under present federal tax law, amounts accumulated in a Plan under section 457 cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other plans under section 457.

DISTRIBUTION OF CONTRACTS
--------------------------------------------------------------------------------

The contracts are offered through WM Funds Distributor, located at 1201 Third Avenue, 22nd Floor, Seattle, Washington 98101. WM Funds Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. No underwriting fees are paid in connection with the distribution of the contracts. Contracts are offered on a continuous basis.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------





The audited consolidated financial statements of the Company at December 31, 2000 and 1999, for the years ended December 31, 2000 and 1999, for the three months ended December 31, 1998 and for the year ended September 30, 1998, are presented in this Statement of Additional Information. The financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts. As of the date of this Statement of Additional Information, sale of Diversified Strategies contracts had not begun. Therefore, financial statements for Variable Separate Account (portion relating to the Diversified Strategies Variable Annuity) are not contained herein.



PricewaterhouseCoopers LLP, 21650 Oxnard Street, Suite 1900, Woodland Hills, California 91367, serves as the independent accountants for the separate account and the Company. The financial statements referred to above have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                        Report of Independent Accountants


To the Board of Directors and Shareholder of Anchor National Life Insurance Company:


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Anchor National Life Insurance Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, for the three months ended December 31, 1998 and for the year ended September 30, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits on these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP
Woodland Hills, California
January 31, 2001

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEET

                                                                  December 31,               December 31,
                                                                          2000                       1999
                                                                  ------------               ------------
                                                                            (In thousands)
ASSETS

Investments:
   Cash and short-term investments                                $    169,701               $    462,915
   Bonds, notes and redeemable
     preferred stocks available for sale,
     at fair value (amortized cost:
     December 2000, $4,130,570;
     December 1999, $4,155,728)                                      4,007,902                  3,953,169
   Mortgage loans                                                      684,174                    674,679
   Policy loans                                                        244,436                    260,066
   Separate account seed money                                         104,678                    144,231
   Common stocks available for sale,
     at fair value (cost: December 2000,
     $1,001; December 1999, $0)                                            974                        ---
   Partnerships                                                          8,216                      4,009
   Real estate                                                          24,139                     24,000
   Other invested assets                                                18,514                     31,632
                                                                  ------------               ------------

   Total investments                                                 5,262,734                  5,554,701

Variable annuity assets held in separate
   accounts                                                         20,393,820                 19,949,145
Accrued investment income                                               57,555                     60,584
Deferred acquisition costs                                           1,286,456                  1,089,979
Receivable from brokers for sales of
   securities                                                               15                     54,760
Income taxes currently receivable from Parent                           60,992                        ---
Deferred income taxes                                                      ---                     53,445
Other assets                                                           127,906                    111,880
                                                                  ------------               ------------

TOTAL ASSETS                                                      $ 27,189,478               $ 26,874,494
                                                                  ============               ============

                 See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                     CONSOLIDATED BALANCE SHEET (Continued)

                                                                  December 31,               December 31,
                                                                          2000                       1999
                                                                  ------------               ------------
                                                                            (In thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY

Reserves, payables and accrued liabilities:
   Reserves for fixed annuity contracts                           $  2,778,229               $  3,254,895
   Reserves for universal life insurance
     contracts                                                       1,832,667                  1,978,332
   Reserves for guaranteed investment
     contracts                                                         610,672                    305,570
   Payable to brokers for purchases of
     securities                                                          3,662                        139
   Income taxes currently payable                                          ---                     23,490
   Modified coinsurance deposit liability                               97,647                    140,757
   Other liabilities                                                   203,015                    249,224
                                                                  ------------               ------------

   Total reserves, payables and accrued
     liabilities                                                     5,525,892                  5,952,407
                                                                  ------------               ------------

Variable annuity liabilities related to
   separate accounts                                                20,393,820                 19,949,145
                                                                  ------------               ------------

Subordinated notes payable to affiliates                                55,119                     37,816
                                                                  ------------               ------------

Deferred income taxes                                                   85,978                        ---
                                                                  ------------               ------------

Shareholder's equity:
   Common stock                                                          3,511                      3,511
   Additional paid-in capital                                          493,010                    493,010
   Retained earnings                                                   697,730                    551,158
   Accumulated other comprehensive loss                                (65,582)                  (112,553)
                                                                  ------------               ------------

   Total shareholder's equity                                        1,128,669                    935,126
                                                                  ------------               ------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                        $ 27,189,478               $ 26,874,494
                                                                  ============               ============

                 See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
            CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

                                               Years Ended December 31,
                                             --------------------------    Three Months Ended             Year Ended
                                                   2000            1999     December 31, 1998     September 30, 1998
                                             ----------      ----------     -----------------     ------------------
                                                                   (In thousands)
Investment income                            $  399,355      $  516,001             $  53,553              $ 218,793
                                             ----------      ----------             ---------              ---------

Interest expense on:
   Fixed annuity contracts                     (140,322)       (231,929)              (22,828)              (112,695)
   Universal life insurance
     contracts                                  (86,263)       (102,486)                  ---                    ---
   Guaranteed investment
     contracts                                  (34,124)        (19,649)               (3,980)               (17,787)
   Senior indebtedness                              ---            (199)                  (34)                (1,498)
   Subordinated notes payable
     to affiliates                               (4,144)         (3,474)                 (853)                (3,114)
                                             ----------      ----------             ---------              ---------

   Total interest expense                      (264,853)       (357,737)              (27,695)              (135,094)
                                             ----------      ----------             ---------              ---------

NET INVESTMENT INCOME                           134,502         158,264                25,858                 83,699
                                             ----------      ----------             ---------              ---------

NET REALIZED INVESTMENT
   GAINS (LOSSES)                               (15,177)        (19,620)                  271                 19,482
                                             ----------      ----------             ---------              ---------

Fee income:
   Variable annuity fees                        400,495         306,417                58,806                200,867
   Net retained commissions                      62,202          51,039                11,479                 48,561
   Asset management fees                         73,922          43,510                 8,068                 29,592
   Universal life insurance fees, net            20,258          28,932                   ---                    ---
   Surrender charges                             20,963          17,137                 3,239                  7,404
   Other fees                                    12,959           6,327                 1,738                  3,938
                                             ----------      ----------             ---------              ---------

TOTAL FEE INCOME                                590,799         453,362                83,330                290,362
                                             ----------      ----------             ---------              ---------

GENERAL AND ADMINISTRATIVE
   EXPENSES                                    (171,627)       (146,683)              (21,268)               (92,929)
                                             ----------      ----------             ---------              ---------

AMORTIZATION OF DEFERRED
   ACQUISITION COSTS                           (158,007)       (116,840)              (27,070)               (72,713)
                                             ----------      ----------             ---------              ---------

ANNUAL COMMISSIONS                              (56,473)        (40,760)               (6,624)               (18,209)
                                             ----------      ----------             ---------              ---------

PRETAX INCOME                                   324,017         287,723                54,497                209,692
                                             ----------      ----------             ---------              ---------

Income tax expense                             (108,445)       (103,025)              (20,106)               (71,051)
                                             ----------      ----------             ---------              ---------

NET INCOME                                   $  215,572      $  184,698             $  34,391              $ 138,641
                                             ----------      ----------             ---------              ---------

                 See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
      CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Continued)

                                               Years Ended December 31,
                                             --------------------------    Three Months Ended             Year Ended
                                                   2000            1999     December 31, 1998     September 30, 1998
                                             ----------      ----------     -----------------     ------------------
                                                                   (In thousands)
OTHER COMPREHENSIVE INCOME (LOSS)
   NET OF TAX:
     Net unrealized gains (losses) on debt
       and equity securities available for
       sale identified in the current period
       (net of income tax expense of $20,444
       and income tax benefit of $63,900,
       $5,517 and $2,168 for the years ended
       December 31, 2000 and 1999, the three
       months ended December 31, 1998 and the
       year ended September 30, 1998,
       respectively)                         $   37,968      $ (118,669)            $ (10,249)             $  (4,027)


     Less reclassification adjustment for
       net realized losses (gains) included
       in net income (net of income tax
       expense of $4,848, $4,165 and $116 and
       income tax benefit of $3,210 for the
       years ended December 31, 2000 and
       1999, the three months ended
       December 31, 1998 and the year ended
       September 30, 1998,
       respectively)                              9,003           7,735                   215                 (5,963)
                                             ----------      ----------             ---------              ---------

OTHER COMPREHENSIVE INCOME (LOSS)                46,971        (110,934)              (10,034)                (9,990)
                                             ----------      ----------             ---------              ---------

COMPREHENSIVE INCOME                         $  262,543      $   73,764             $  24,357              $ 128,651
                                             ==========      ==========             =========              =========

                 See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                               Years Ended December 31,
                                             --------------------------    Three Months Ended             Year Ended
                                                   2000            1999     December 31, 1998     September 30, 1998
                                             ----------      ----------     -----------------     ------------------
                                                                   (In thousands)
CASH FLOW FROM OPERATING
   ACTIVITIES:
   Net income                                $  215,572      $  184,698             $  34,391              $ 138,641
   Adjustment to reconcile net
     income to net cash provided
     by operating activities:
        Interest credited to:
          Fixed annuity contracts               140,322         231,929                22,828                112,695
          Universal life insurance
            contracts                            86,263         102,486                   ---                    ---
          Guaranteed investment
            contracts                            34,124          19,649                 3,980                 17,787
        Net realized investment
          losses (gains)                         15,177          19,620                  (271)               (19,482)
        Amortization (accretion) of
          net premiums (discounts)
          on investments                         (2,198)        (18,343)               (1,199)                   447
        Universal life insurance fees           (20,258)        (28,932)                  ---                    ---
        Amortization of goodwill                  1,455             776                   356                  1,422
        Provision for deferred
          income taxes                          114,127        (100,013)               15,945                 34,087
   Change in:
     Accrued investment income                    3,029           9,155                (1,512)                (4,649)
     Deferred acquisition costs                (204,077)       (208,228)              (34,328)              (160,926)
     Other assets                               (16,628)         (5,661)              (21,070)               (19,374)
     Income taxes currently
        receivable/payable                      (84,482)         12,367                16,992                (38,134)
     Other liabilities                          (12,520)         49,504                 5,617                 (2,248)
   Other, net                                    43,376          20,729                 5,510                 (5,599)
                                             ----------      ----------             ---------              ---------

NET CASH PROVIDED BY OPERATING
   ACTIVITIES                                   313,282         289,736                47,239                 54,667
                                             ----------      ----------             ---------              ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of:
     Bonds, notes and redeemable
        preferred stocks                       (881,647)     (4,130,682)             (392,515)            (1,970,502)
     Mortgage loans                            (144,303)       (331,398)               (4,962)              (131,386)
     Other investments, excluding
        short-term investments                  (66,722)       (227,268)               (1,992)                   ---
   Sales of:
     Bonds, notes and redeemable
        preferred stocks                        468,221       2,660,931               265,039              1,602,079
     Other investments, excluding
        short-term investments                   60,538          65,395                   142                 42,458
   Redemptions and maturities of:
     Bonds, notes and redeemable
        preferred stocks                        429,347       1,274,764                37,290                424,393
     Mortgage loans                             136,277          46,760                 7,699                 80,515
     Other investments, excluding
        short-term investments                  122,195          21,256                   853                 67,213
   Cash and short-term investments
     acquired in coinsurance
     transaction with MBL Life
     Assurance Corporation                          ---             ---             3,083,211                    ---
   Net cash and short-term investments
     transferred from (to) affiliates
     in assumption with MBL Life
     Assurance Corporation                       (3,314)       (371,634)                  ---                    ---
                                             ----------      ----------             ---------              ---------

NET CASH PROVIDED (USED IN) BY
   INVESTING ACTIVITIES                         120,592        (991,876)            2,994,765                114,770
                                             ----------      ----------             ---------              ---------

                 See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

                                               Years Ended December 31,
                                             --------------------------    Three Months Ended             Year Ended
                                                   2000            1999     December 31, 1998     September 30, 1998
                                             ----------      ----------     -----------------     ------------------
                                                                   (In thousands)
CASH FLOWS FROM FINANCING
   ACTIVITIES:
   Premium receipts on:
     Fixed annuity contracts                $ 1,764,600     $ 2,016,851            $  351,616            $ 1,512,994
     Universal life insurance
        contracts                                58,738          78,864                   ---                    ---
     Guaranteed investment
        contracts                               350,000             ---                   ---                  5,619
   Net exchanges from the fixed
     accounts of variable annuity
     contracts                               (1,994,710)     (1,821,324)             (448,762)            (1,303,790)
   Withdrawal payments on:
     Fixed annuity contracts                   (320,778)     (2,232,374)              (41,554)              (191,690)
     Universal life insurance
        contracts                              (145,067)        (81,634)                  ---                    ---
     Guaranteed investment
        contracts                               (78,312)        (19,742)               (3,797)               (36,313)
   Claims and annuity payments on:
     Fixed annuity contracts                   (114,761)        (46,578)               (9,333)               (40,589)
     Universal life insurance
        contracts                              (118,302)       (158,043)                  ---                    ---
   Net receipts from (repayments
     of) other short-term
     financings                                 (33,689)       (129,512)                9,545                (10,944)
   Net receipt (payment) related
     to a modified coinsurance
     transaction                                (43,110)        140,757              (170,436)               166,631
   Net receipts from issuances of
     subordinated notes payable
     to affiliate                                17,303             ---               170,436                    ---
   Change in capital                                ---         114,336                70,000                    ---
   Dividends paid to Parent                     (69,000)            ---                   ---                (51,200)
                                            -----------     -----------            ----------            -----------

NET CASH PROVIDED (USED IN) BY
   FINANCING ACTIVITIES                        (727,088)     (2,138,399)              (72,285)                50,718
                                            -----------     -----------            ----------            -----------

NET INCREASE (DECREASE) IN CASH
   AND SHORT-TERM INVESTMENTS                  (293,214)     (2,840,539)            2,969,719                220,155

CASH AND SHORT-TERM INVESTMENTS
   AT BEGINNING OF PERIOD                       462,915       3,303,454               333,735                113,580
                                            -----------     -----------            ----------            -----------

CASH AND SHORT-TERM INVESTMENTS
   AT END OF PERIOD                         $   169,701     $   462,915            $3,303,454            $   333,735
                                            ===========     ===========            ==========            ===========

SUPPLEMENTAL CASH FLOW
   INFORMATION:

   Interest paid on indebtedness            $     1,841     $     3,787            $    1,169            $     3,912
                                            ===========     ===========            ==========            ===========

   Net income taxes paid (refunded)
        to Parent                           $    78,796     $   190,126            $  (12,302)           $    74,932
                                            ===========     ===========            ==========            ===========

                 See accompanying notes to consolidated financial statements

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS

     Anchor National Life Insurance Company, including its wholly owned subsidiaries, (the "Company") is an Arizona-domiciled life insurance company which conducts its business through three segments: annuity operations, asset management operations and broker-dealer operations. Annuity operations consist of the sale and administration of deposit-type insurance contracts, including fixed and variable annuities, universal life insurance contracts and guaranteed investment contracts ("GICs"). Asset management operations, which include the distribution and management of mutual funds, are conducted by SunAmerica Asset Management Corp. ("SunAmerica Asset Management"), the Company's registered investment advisor and wholly owned subsidiary and its related distributor, SunAmerica Capital Services, Inc. ("SACS"). Broker-dealer operations involve the sale of securities and financial services products, and are conducted by Royal Alliance Associates, Inc. ("Royal"), a wholly owned subsidiary of the Company.

     The Company is an indirect wholly owned subsidiary of American International Group, Inc. ("AIG"), an international insurance and financial services holding company. At December 31, 1998, the Company was a wholly owned indirect subsidiary of SunAmerica Inc., a Maryland Corporation. On January 1, 1999, SunAmerica Inc. merged with and into AIG in a tax-free reorganization that has been treated as a pooling of interests for accounting purposes. Thus, SunAmerica Inc. ceased to exist on that date. However, immediately prior to the date of the merger, substantially all of the net assets of SunAmerica Inc. were contributed to a newly formed subsidiary of AIG named SunAmerica Holdings, Inc., a Delaware Corporation. SunAmerica Holdings, Inc. subsequently changed its name to SunAmerica Inc. ("SunAmerica").

     The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income in the case of assets managed in mutual funds and held in separate accounts.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain items have been reclassified to conform to the current period's presentation.

     Under generally accepted accounting principles, premiums collected on the non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statement of earnings, as they are recorded directly to policyholders liabilities upon receipt.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reports in the financial statements and the accompanying notes. Actual results could differ from those estimates.

     INVESTMENTS: Cash and short-term investments primarily include cash, commercial paper, money market investments, repurchase agreements and short-term bank participations. All such investments are carried at cost plus accrued interest, which approximates fair value, have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

     Bonds, notes and redeemable preferred stocks available for sale and common stocks are carried at aggregate fair value and changes in unrealized gains or losses, net of tax, are credited or charged directly to shareholder's equity. Bonds, notes and redeemable preferred stocks are reduced to estimated net realizable value when necessary for declines in value considered to be other than temporary. Estimates of net realizable value are subjective and actual realization will be dependent upon future events.

     Mortgage loans are carried at amortized unpaid balances, net of provisions for estimated losses. Policy loans are carried at unpaid balances. Separate account seed money consists of seed money for mutual funds used as investment vehicles for the Company's variable annuity separate accounts and is valued at market. Limited partnerships are accounted for by the cost method of accounting. Real estate is carried at cost, reduced by impairment provisions. Common stock is carried at fair value. Other invested assets include collateralized bond obligations and investments in mutual funds for the Company's asset management operations.

     Realized gains and losses on the sale of investments are recognized in operations at the date of sale and are determined by using the specific cost identification method. Premiums and discounts on investments are amortized to investment income by using the interest method over the contractual lives of the investments.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     INTEREST RATE SWAP AGREEMENTS: The net differential to be paid or received on interest rate swap agreements ("Swap Agreements") entered into to reduce the impact of changes in interest rates is recognized over the lives of the agreements, and such differential is classified as Investment Income or Interest Expense in the income statement. Initially, Swap Agreements are designated as hedges and, therefore, are not marked to market. However, when a hedged asset/liability is sold or repaid before the related Swap Agreement matures, the Swap Agreement is marked to market and any gain/loss is classified with any gain/loss realized on the disposition of the hedged asset/liability. Subsequently, the Swap Agreement is marked to market and the resulting change in fair value is included in Investment Income in the income statement. When a Swap Agreement that is designated as a hedge is terminated before its contractual maturity, any resulting gain/loss is credited/charged to the carrying value of the asset/liability that it hedged and is treated as a premium/discount for the remaining life of the asset/liability. Upon adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and related implementation guidance, the Company will be required to mark all swap agreements to market as of January 1, 2001 (see "Recently Issued Accounting Standards"). Such adjustment is not anticipated to be material to the shareholder's equity of the Company.

     DEFERRED ACQUISITION COSTS: Policy acquisition costs are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the annuity contracts. Estimated gross profits are composed of net interest income, net unrealized investment gains and losses, variable annuity fees, universal life insurance fees, surrender charges and direct administrative expenses. Costs incurred to sell mutual funds are also deferred and amortized over the estimated lives of the funds obtained. Deferred acquisition costs ("DAC") consist of commissions and other costs that vary with, and are primarily related to, the production or acquisition of new business. The Company capitalized DAC of $362,085,000 and $312,764,000 for the years ended December 31, 2000 and 1999, respectively.

     As debt and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on debt and equity securities available for sale which is a component of accumulated other comprehensive income (loss) and is credited or charged directly to shareholder's equity. DAC has been increased by $21,800,000 and $29,400,000 at December 31, 2000 and 1999, respectively, for this adjustment.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


     VARIABLE ANNUITY ASSETS AND LIABILITIES: The assets and liabilities resulting from the receipt of variable annuity premiums are segregated in separate accounts. The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in Variable Annuity Fees in the income statement.

     GOODWILL: Goodwill, amounted to $21,604,000 (including accumulated amortization of $18,101,000) and $22,206,000 (including accumulated amortization of $16,350,000) at December 31, 2000 and 1999 respectively. Goodwill is amortized by using the straight-line method over periods averaging 25 years and is included in Other Assets in the balance sheet. Goodwill is evaluated for impairment when events or changes in economic conditions indicate that the carrying amount may not be recoverable.

     CONTRACTHOLDER RESERVES: Contractholder reserves for fixed annuity contracts and guaranteed investment contracts are accounted for as investment-type contracts in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," and are recorded at accumulated value (premiums received, plus accrued interest, less withdrawals and assessed fees). Contractholder reserves for universal life insurance contracts are equal to the policyholder account values before surrender charges.

     MODIFIED COINSURANCE DEPOSIT LIABILITY: Cash received as part of the modified coinsurance transaction described in Note 8 is recorded as a deposit liability. Premiums from the reinsured business is allocated to pay down the liability pursuant to a repayment schedule.

     FEE INCOME: Variable annuity fees, asset management fees, universal life insurance fees and surrender charges are recorded in income as earned. Net retained commissions are recognized as income on a trade date basis.

     INCOME TAXES: The Company files as a "life insurance company" under the provisions of the Internal Revenue Code of 1986. Its federal income tax return is consolidated with those of its direct parent, SunAmerica Life Insurance Company (the "Parent"), and its affiliate, First SunAmerica Life Insurance Company ("FSA"). Income taxes have been calculated as if the Company filed a separate return. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     RECENTLY ISSUED ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). The Company has reviewed and continues to review the effect of the implementation of SFAS 133, as amended by SFAS 138 and related implementation guidance. This statement requires the Company to recognize all derivatives in the consolidated balance sheet measuring these derivatives at fair value. The recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and, to the extent it is effective as part of a hedge transaction. SFAS 133 was postponed by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133, and now will be effective for the Company as of January 1, 2001. Because of the Company's minimal use of derivatives, management does not anticipate that the new statement will have a significant effect on either the earnings or the financial position of the Company.

3.   FISCAL YEAR CHANGE

     Effective December 31, 1998, the Company changed its fiscal year end from September 30 to December 31. Accordingly, the consolidated financial statements include the results of operations and cash flows for the three-month transition period ended December 31, 1998. Such results are not necessarily indicative of operations for a full year. The consolidated financial statements as of and for the three months ended December 31, 1998 were originally filed as the Company's unaudited Transition Report on Form 10-Q.

     Results for the comparable prior year period are summarized below.

                                                                        Three Months Ended
                                                                         December 31, 1997
                                                                         -----------------
                                                                         (In thousands)
     Investment income                                                            $ 59,062

     Net investment income                                                          25,689

     Net realized investment gains                                                  20,935

     Total fee income                                                               63,984

     Pretax income                                                                  67,654

     Net income                                                                   $ 44,348
                                                                                  ========

4.   ACQUISITION

     On December 31, 1998, the Company acquired the individual life business and the individual and group annuity business of MBL Life

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

4.   ACQUISITION (Continued)

     Assurance Corporation ("MBL Life") (the "Acquisition"), via a 100% coinsurance transaction, for a cash purchase price of $128,420,000. As part of this transaction, the Company acquired assets having an aggregate fair value of $5,718,227,000, composed primarily of invested assets totaling $5,715,010,000. Liabilities assumed in this acquisition totaled $5,831,266,000, including $3,460,503,000 of fixed annuity reserves, $2,308,742,000 of universal life reserves and $24,011,000 of guaranteed investment contract reserves. The excess of the purchase price over the fair value of net assets received amounted to $92,687,000 at December 31, 2000, after adjustment for the transfer of the New York business to FSA (see below), and is included in Deferred Acquisition Costs in the accompanying consolidated balance sheet. The income statements for the years ended December 31, 2000 and 1999 include the impact of the Acquisition. On a pro forma basis, assuming the Acquisition had been consummated on October 1, 1997, the beginning of the prior-year periods discussed herein, investment income would have been $514,433,000 and net income would have been $162,555,000 for the year ended September 30, 1998.

     Included in the block of business acquired from MBL Life were policies whose owners are residents of New York State ("the New York Business"). On July 1, 1999, the New York Business was acquired by the Company's New York affiliate, FSA, via an assumption reinsurance agreement, and the remainder of the business converted to assumption reinsurance in the Company, which superseded the coinsurance agreement. As part of this transfer, invested assets equal to $678,272,000, life reserves equal to $282,247,000, group pension reserves equal to $406,118,000, and other net assets of $10,093,000 were transferred to FSA.

     The $128,420,000 purchase price was allocated between the Company and FSA based on the estimated future gross profits of the two blocks of business. The portion allocated to FSA was $10,000,000.

     As part of the Acquisition, the Company received $242,473,000 from MBL Life to pay policy enhancements guaranteed by the MBL Life rehabilitation agreement to policyholders meeting certain requirements. Of this amount, the Company was required to transfer $20,055,000 to the Parent for enhancements on policies which customers elected to convert to fixed annuity policies of the Parent. Included in the Company's reserves transferred to FSA in 1999 were $34,657,000 of such policy enhancement reserves. Based upon final actuarial calculations performed in the first quarter of 2000, $16,741,000 of such reserves were returned to the Company by FSA. A primary requirement was that annuity policyholders must have converted their MBL Life policy to a policy type currently offered by the Company or one of its affiliates by December 31, 1999. Pursuant to the agreement, the enhancements were scheduled to be credited in four installments on January 1, 2000, June 30, 2001, June 30, 2002 and June

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

4.   ACQUISITION (Continued)

     30, 2003, to eligible policies still active on each of those dates. The Company's portion of the payment due on January 1, 2000 amounted to $58,329,000 and was either credited to the accounts of the policyholders or paid as benefits through withdrawals or accelerated death benefits during 2000. On December 31, 2000, the enhancement reserve for such payments totaled $162,653,000.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

5.   INVESTMENTS

     The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by major category follow:

                                                      Amortized                  Estimated
                                                           Cost                 Fair Value
                                                      ---------                 ----------
                                                               (In thousands)
     AT DECEMBER 31, 2000:

     Securities of the United States
       Government                                    $   19,164                 $   18,868
     Mortgage-backed securities                       1,651,581                  1,636,304
     Securities of public utilities                     154,076                    151,209
     Corporate bonds and notes                        1,426,845                  1,329,001
     Redeemable preferred stocks                          1,375                      1,375
     Other debt securities                              877,529                    871,145
                                                     ----------                 ----------

       Total                                         $4,130,570                 $4,007,902
                                                     ==========                 ==========

     AT DECEMBER 31, 1999:

     Securities of the United States
       Government                                    $   24,688                 $   22,884
     Mortgage-backed securities                       1,505,729                  1,412,134
     Securities of public utilities                     114,933                    107,596
     Corporate bonds and notes                        1,676,006                  1,596,469
     Redeemable preferred stocks                          4,375                      4,547
     Other debt securities                              829,997                    809,539
                                                     ----------                 ----------

       Total                                         $4,155,728                 $3,953,169
                                                     ==========                 ==========

     The amortized cost and estimated fair value of bonds, notes and redeemable preferred stocks available for sale by contractual maturity, as of December 31, 2000, follow:

                                                      Amortized                  Estimated
                                                           Cost                 Fair Value
                                                      ---------                 ----------
                                                               (In thousands)
     Due in one year or less                         $   66,156                 $   64,269
     Due after one year through
       five years                                       805,277                    795,040
     Due after five years through
       ten years                                      1,023,591                    938,495
     Due after ten years                                583,965                    573,794
     Mortgage-backed securities                       1,651,581                  1,636,304
                                                     ----------                 ----------

       Total                                         $4,130,570                 $4,007,902
                                                     ==========                 ==========

     Actual maturities of bonds, notes and redeemable preferred stocks will differ from those shown above due to prepayments and redemptions.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

5.   INVESTMENTS (Continued)

     Gross unrealized gains and losses on bonds, notes and redeemable preferred stocks available for sale by major category follow:

                                                                Gross                Gross
                                                           Unrealized           Unrealized
                                                                Gains               Losses
                                                           ----------           ----------
                                                                 (In thousands)
     AT DECEMBER 31, 2000:

     Securities of the United States
       Government                                             $    17            $     (313)
     Mortgage-backed securities                                10,000               (25,277)
     Securities of public utilities                               267                (3,134)
     Corporate bonds and notes                                 12,682              (110,526)
     Other debt securities                                     11,482               (17,866)
                                                              -------            ----------

       Total                                                  $34,448            $ (157,116)
                                                              =======            ==========

     AT DECEMBER 31, 1999:

     Securities of the United States
       Government                                             $    47            $   (1,852)
     Mortgage-backed securities                                 3,238               (96,832)
     Securities of public utilities                                13                (7,350)
     Corporate bonds and notes                                 10,222               (89,758)
     Redeemable preferred stocks                                  172                   ---
     Other debt securities                                      4,275               (24,734)
                                                              -------            ----------

       Total                                                  $17,967            $ (220,526)
                                                              =======            ==========

     Gross unrealized gains on equity securities available for sale aggregated $18,000 at December 31, 2000. Gross unrealized losses on equity securities available for sale aggregated $45,000 at December 31, 2000. There were no unrealized gains or losses on equity securities available for sale at December 31, 1999.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

5.   INVESTMENTS (Continued)

     Gross realized investment gains and losses on sales of investments are as follows:

                                      Years Ended December 31,
                                    --------------------------       Three Months Ended             Year Ended
                                          2000            1999        December 31, 1998     September 30, 1998
                                    --------------------------        -----------------     ------------------
                                                           (In thousands)
     BONDS, NOTES AND
       REDEEMABLE PREFERRED
       STOCKS:
       Realized gains               $   9,608        $  8,333                   $ 6,669               $ 28,086
       Realized losses                 (5,573)        (26,113)                   (5,324)                (4,627)

     MORTGAGE LOANS:
       Realized losses                   (276)            ---                       ---                    ---

     COMMON STOCKS:
       Realized gains                     610           4,239                        12                    337
       Realized losses                    ---             (11)                       (9)                   ---

     OTHER INVESTMENTS:
       Realized gains                   1,091             ---                       573                  8,824

     IMPAIRMENT WRITEDOWNS            (20,637)         (6,068)                   (1,650)               (13,138)
                                    ---------        --------                   -------               --------


     Total net realized
       investment gains
       (losses)                     $ (15,177)       $(19,620)                  $   271               $ 19,482
                                    =========        ========                   =======               ========

     The sources and related amounts of investment income are as follows:

                                      Years Ended December 31,
                                    --------------------------       Three Months Ended             Year Ended
                                          2000            1999        December 31, 1998     September 30, 1998
                                    --------------------------        -----------------     ------------------
                                                           (In thousands)
     Short-term investments          $ 21,683        $ 61,764                  $  4,649               $ 12,524
     Bonds, notes and
       redeemable preferred
       stocks                         290,157         348,373                    39,660                156,140
     Mortgage loans                    60,608          47,480                     7,904                 29,996
     Common stocks                        ---               7                       ---                     34
     Real estate                          121            (525)                       13                   (467)
     Partnerships                       7,031           6,631                       352                 24,311
     Other invested assets             26,868          58,223                     1,700                   (572)


     Less: investment expenses         (7,113)         (5,952)                     (725)                (3,173)
                                     --------        --------                  --------               --------

       Total investment
          income                     $399,355        $516,001                  $ 53,553               $218,793
                                     ========        ========                  ========               ========

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

5.      INVESTMENTS (Continued)

At December 31, 2000, no investments exceeded 10% of the Company's consolidated shareholder's equity.

At December 31, 2000, mortgage loans were collateralized by properties located in 30 states, with loans totaling approximately 33% of the aggregate carrying value of the portfolio secured by properties located in California and approximately 10% by properties located in New York. No more than 8% of the portfolio was secured by properties in any other single state.

At December 31, 2000, bonds, notes and redeemable preferred stocks included $267,891,000 of bonds and notes not rated investment grade. The Company had no material concentrations of non-investment-grade assets at December 31, 2000.

At December 31, 2000, the carrying value of investments in default as to the payment of principal or interest was $3,563,000 of bonds which approximates its estimated fair value.

As a component of its asset and liability management strategy, the Company utilizes Swap Agreements to match assets more closely to liabilities. Swap Agreements are agreements to exchange with a counterparty interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company typically utilizes Swap Agreements to create a hedge that effectively converts floating-rate assets and liabilities to fixed-rate instruments. At December 31, 2000, the Company had one outstanding asset Swap Agreement with a notional principal amount of $97,000,000 and one outstanding liability Swap Agreement with a notional principal amount of $28,688,000. The asset Swap Agreement was entered into in May 2000 and matures in June 2002. The liability Swap Agreement was entered into in December 1996 and matures in December 2024. The interest income on the asset Swap Agreement is included in Investment Income in the income statement, while the interest paid on the liability Swap Agreement is included in Interest Expense on Guaranteed Investment Contracts in the income statement. The net interest income (paid) amounted to $43,000 for the year ended December 31, 2000, $(215,000) for the year ended December 31, 1999, $(54,000)
for the three months ended December 31, 1998 and $(278,000) for the year ended September 30, 1998.

At December 31, 2000, $8,955,000 of bonds, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

6.   FAIR VALUE OF FINANCIAL STATEMENTS

     The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets (including its real estate investments and other invested assets except for partnerships) and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts the financial instruments could be exchanged for in a current or future market transaction.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     CASH AND SHORT-TERM INSTRUMENTS: Carrying value is considered to be a reasonable estimate of fair value.

     BONDS, NOTES AND REDEEMABLE PREFERRED STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

     MORTGAGE LOANS: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

     SEPARATE ACCOUNT SEED MONEY: Fair value is considered to be the market value of the underlying securities.

     COMMON STOCKS: Fair value is based principally on independent pricing services, broker quotes and other independent information.

     POLICY LOANS: Carrying value is considered to be a reasonable estimate of fair value.

     PARTNERSHIPS: Fair value of partnerships accounted for by using the cost method is based upon the fair value of the net assets of the partnerships as determined by the general partners.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

6.   FAIR VALUE OF FINANCIAL STATEMENTS (Continued)

     VARIABLE ANNUITY ASSETS HELD IN SEPARATE ACCOUNTS: Variable annuity assets are carried at the market value of the underlying securities.

     RECEIVABLE FROM/PAYABLE TO BROKERS FOR SALES/PURCHASES OF SECURITIES: Such amounts represent transactions of a short-term nature for which the carrying value is considered a reasonable estimate of fair value.

     RESERVES FOR FIXED ANNUITY CONTRACTS: Deferred annuity contracts are assigned a fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of future cash flows at current pricing rates.

     RESERVES FOR GUARANTEED INVESTMENT CONTRACTS: Fair value is based on the present value of future cash flows at current pricing rates and is net of the estimated fair value of a hedging Swap Agreement, determined from independent broker quotes.

     VARIABLE ANNUITY LIABILITIES RELATED TO SEPARATE ACCOUNTS: Variable annuity liabilities are carried at the market value of the underlying securities of the variable annuity assets held in separate accounts.

     SUBORDINATED NOTES PAYABLE TO AFFILIATES: Fair value is estimated based on the quoted market prices for similar issues.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

6.   FAIR VALUE OF FINANCIAL STATEMENTS (Continued)

     The estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 compared with their respective carrying values, are as follows:

                                                             Carrying                 Fair
                                                                Value                Value
                                                         ------------         ------------
                                                              (In thousands)
     DECEMBER 31, 2000:

     ASSETS:
       Cash and short-term investments                    $   169,701          $   169,701
       Bonds, notes and redeemable
          preferred stocks                                  4,007,902            4,007,902
       Mortgage loans                                         684,174              711,543
       Policy loans                                           244,436              244,436
       Separate account seed money                            104,678              104,678
       Common stocks                                              974                  974
       Partnerships                                             8,216                9,915
       Variable annuity assets held in
          separate accounts                                20,393,820           20,393,820
       Receivable from brokers for sales
          of securities                                            15                   15

     LIABILITIES:
       Reserves for fixed annuity contracts                 2,778,229            2,618,719
       Reserves for guaranteed investment
          contracts                                           610,672              610,672
       Payable to brokers for purchases of
          securities                                            3,662                3,662
       Variable annuity liabilities related
          to separate accounts                             20,393,820           20,393,820
       Subordinated notes payable to
          affiliates                                      $    55,119          $    57,774

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

6.   FAIR VALUE OF FINANCIAL STATEMENTS (Continued)

                                                             Carrying                 Fair
                                                                Value                Value
                                                         ------------         ------------
                                                              (In thousands)
     DECEMBER 31, 1999:

     ASSETS:
       Cash and short-term investments                     $  462,915           $  462,915
       Bonds, notes and redeemable
          preferred stocks                                  3,953,169            3,953,169
       Mortgage loans                                         674,679              673,781
       Policy loans                                           260,066              260,066
       Separate account seed money                            144,231              144,231
       Common stocks                                              ---                  ---
       Partnerships                                             4,009                9,114
       Variable annuity assets held in
          separate accounts                                19,949,145           19,949,145
       Receivable from brokers for sales
          of securities                                        54,760               54,760

     LIABILITIES:
       Reserves for fixed annuity contracts                 3,254,895            3,053,660
       Reserves for guaranteed investment
          contracts                                           305,570              305,570
       Payable to brokers for purchases of
          securities                                              139                  139
       Variable annuity liabilities related
          to separate accounts                             19,949,145           19,949,145
       Subordinated notes payable to
          affiliates                                       $   37,816           $   38,643

7.   SUBORDINATED NOTES PAYABLE TO AFFILIATES

     Subordinated notes (including accrued interest of $2,659,000) payable to affiliates totaled $55,119,000 at interest rates ranging from 8% to 9.5% at December 31, 2000, and require principal payments of $3,000,000 in 2001, $29,060,000 in 2002 and $20,400,000 in 2003.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

8.   REINSURANCE

     The Company guarantees a minimum level of death benefits for the majority of the Company's separate account contracts. If assets in these separate accounts are insufficient to fund minimum policy benefits, the Company is obligated to pay the difference. This exposure was reinsured on approximately 26% of the reserves as of December 31, 2000. The Company does not expect its obligations under these guarantees to have a material impact on the Company's financial condition or results of operations.

     Certain of the Company's variable annuities provide for a Guaranteed Minimum Income Benefit in the form of guaranteed benefit payout upon annuitization. All of the annuitization benefit at risk has been reinsured as of December 31, 2000.

     The business which was assumed from MBL Life as part of the Acquisition is subject to existing reinsurance ceded agreements. At December 31, 1998, the maximum retention on any single life was $2,000,000, and a total credit of $5,057,000 was taken against the life insurance reserves, representing predominantly yearly renewable term reinsurance. In order to limit even further the exposure to loss on any single insured and to recover an additional portion of the benefits paid over such limits, the Company entered into a reinsurance treaty effective January 1, 1999 under which the Company retains no more than $100,000 of risk on any one insured life. At December 31, 2000, a total reserve credit of $4,160,000 was taken against the life insurance reserves. With respect to these coinsurance agreements, the Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal.

     On August 1, 1999, the Company entered into a modified coinsurance transaction, approved by the Arizona Department of Insurance, which involved the ceding of approximately $6,000,000,000 of variable annuities to ANLIC Insurance Company (Hawaii), a non-affiliated stock life insurer. The transaction is accounted for as reinsurance for statutory reporting purposes. As part of the transaction, the Company received cash in the amount of $150,000,000 and recorded a corresponding deposit liability. As payments are made to the reinsurer, the deposit liability is relieved. The cost of this program, which amounted to $12,026,000 for the year ended December 31, 2000 and $3,621,000 for the year ended December 31, 1999, is classified as General and Administrative Expenses in the Consolidated Statement of Income.

     On August 11, 1998, the Company entered into a similar modified coinsurance transaction, approved by the Arizona Department of Insurance, which involved the ceding of approximately $6,000,000,000 of variable annuities to ANLIC Insurance Company (Cayman), a Cayman Islands Stock life insurance company, effective December 31, 1997. As

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

8.   REINSURANCE (Continued)

     a part of this transaction, the Company received cash amounting to approximately $188,700,000, and recorded a corresponding reduction of DAC related to the coinsured annuities. As payments were made to the reinsurer, the reduction of DAC was relieved. Certain expenses related to this transaction were charged directly to DAC amortization in the income statement. The net effect of this transaction in the income statement was not material.

     On December 31, 1998, the Company recaptured this business. As part of this recapture, the Company paid cash of $170,436,000 and recorded an increase in DAC of $167,202,000 with the balance of $3,234,000 being recorded as DAC amortization in the income statement.

9.   COMMITMENTS AND CONTINGENT LIABILITIES

     The Company has entered into six agreements in which it has provided liquidity support for certain short-term securities of municipalities and non-profit organizations by agreeing to purchase such securities in the event there is no other buyer in the short-term marketplace. In return the Company receives a fee. The maximum liability under these guarantees at December 31, 2000 is $925,000,000. Related to each of these agreements are participation agreements with the Company's Parent, under which the Parent will share in $460,100,000 of these liabilities in exchange for a proportionate percentage of the fees received under these agreements. Management does not anticipate any material future losses with respect to these commitments.

     In the ordinary course of business, the Company is obligated to purchase approximately $86,000,000 of asset backed securities as of December 31, 2000.

     The Company is involved in various kinds of litigation common to its businesses. These cases are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses relating to such litigation are adequate and any further liabilities and costs will not have a material adverse impact upon the Company's financial position, results of operations or cash flows.

     The Company's current financial strength and counterparty credit ratings from Standard & Poor's are based in part on a guarantee (the "Guarantee") of the Company's insurance policy obligations by American Home Assurance Company ("American Home"), a subsidiary of AIG, and a member of an AIG intercompany pool, and the belief that the Company is viewed as a strategically important member of AIG. The Guarantee is unconditional and irrevocable, and policyholders have the right to enforce the Guarantee directly against American Home.

     The Company's current financial strength rating from Moody's is based

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

9.   COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

     in part on a support agreement between the Company and AIG (the "Support Agreement"), pursuant to which AIG has agreed that AIG will cause the Company to maintain a policyholder's surplus of not less than $1 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under circumstances where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the support agreement. Policyholders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such policyholder when due, have the right to enforce the Support Agreement directly against AIG.

     American Home does not publish financial statements, although it files statutory annual and quarterly reports with the New York State Insurance Department, where such reports are available to the public. AIG is a reporting company under the Securities Exchange Act of 1934, and publishes annual reports on Form 10-K and quarterly reports on Form 10-Q, which are available from the Securities and Exchange Commission.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

10.  SHAREHOLDER'S EQUITY

     The Company is authorized to issue 4,000 shares of its $1,000 par value Common Stock. At December 31, 2000 and 1999, 3,511 shares were outstanding.

     Changes in shareholder's equity are as follows:

                                      Years Ended December 31,
                                    --------------------------       Three Months Ended             Year Ended
                                          2000            1999        December 31, 1998     September 30, 1998
                                    --------------------------        -----------------     ------------------
                                                           (In thousands)
     ADDITIONAL PAID-IN
       CAPITAL:
       Beginning balances           $ 493,010       $ 378,674                 $ 308,674              $ 308,674
       Reclassification of
          Note by the Parent              ---         170,436                       ---                    ---
       Return of capital                  ---        (170,500)                      ---                    ---
       Capital contributions
          received                        ---         114,250                    70,000                    ---
       Contribution of
          partnership
          investment                      ---             150                       ---                    ---
                                    ---------       ---------                 ---------              ---------

     Ending balances                $ 493,010       $ 493,010                 $ 378,674              $ 308,674
                                    =========       =========                 =========              =========

     RETAINED EARNINGS:
       Beginning balances           $ 551,158       $ 366,460                  $332,069              $ 244,628
       Net income                     215,572         184,698                    34,391                138,641
       Dividends paid                 (69,000)            ---                       ---                (51,200)
                                    ---------       ---------                 ---------              ---------

     Ending balances                $ 697,730       $ 551,158                 $ 366,460              $ 332,069
                                    =========       =========                 =========              =========

     ACCUMULATED OTHER
       COMPREHENSIVE INCOME
       (LOSS):
          Beginning balances        $(112,553)      $  (1,619)                $   8,415              $  18,405
          Change in net
             unrealized gains
             (losses) on debt
             securities
             available for sale        79,891        (198,659)                  (23,791)               (23,818)
          Change in net
             unrealized gains
             (losses) on equity
             securities
             available for sale           (27)            (10)                      (44)                  (950)
          Change in adjustment
             to deferred
             acquisition costs         (7,600)         28,000                     8,400                  9,400
          Tax effects of net
             changes                  (25,293)         59,735                     5,401                  5,378
                                    ----------      ---------                  --------               --------

     Ending balances                $ (65,582)      $(112,553)                 $ (1,619)              $  8,415
                                    =========       =========                  ========               ========

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

10.  SHAREHOLDER'S EQUITY (Continued)

     Dividends that the Company may pay to its shareholder in any year without prior approval of the Arizona Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of Arizona without obtaining the prior approval of the Insurance Commissioner is limited to the lesser of either 10% of the preceding year's statutory surplus or the preceding year's statutory net gain from operations less equity in undistributed income or loss of subsidiaries included in net investment income if, after paying the dividend, the Company's capital and surplus would be adequate in the opinion of the Arizona Department of Insurance. Dividends of $69,000,000 and $51,200,000 were paid on March 1, 2000 and June 4, 1998, respectively. No dividends were paid in the year ended December 31, 1999 or the three months ended December 31, 1998.

     Under statutory accounting principles utilized in filings with insurance regulatory authorities, the Company's net income for the years ended December 31, 2000 and 1999 was approximately $168,367,000 and $261,539,000, respectively. The statutory net loss for the year ended December 31, 1998 was $98,766,000. The Company's statutory capital and surplus totaled approximately $719,946,000 at December 31, 2000 and $694,621,000 at
     December 31, 1999.

     In 1998, the NAIC adopted the codification of statutory accounting principles ("Codification") which replaced the current Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting, effective January 1, 2001. Codification changes prescribed statutory accounting practices and will result in changes to the accounting practices that the company uses to prepare its statutory basis financial statements. Codification has been adopted by all fifty states as the prescribed basis of accounting, including Arizona. The impact of Codification on the Company's statutory surplus has not yet been determined.

     On June 30, 1999, the Parent cancelled the Company's surplus note payable of $170,436,000 and funds received were reclassified to Additional Paid-in Capital in the accompanying consolidated balance sheet. On September 9, 1999, the Company paid $170,500,000 to its Parent as a return of capital. On September 14, 1999 and October 25, 1999, the Parent contributed additional capital to the Company in the amounts of $54,250,000 and $60,000,000, respectively. Also on December 31, 1999, the Parent made a $150,000 contribution of partnership investments to the Company.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

11.  INCOME TAXES

     The components of the provisions for federal income taxes on pretax income consist of the following:

                                           Net Realized
                                             Investment
                                          Gains (Losses)    Operations              Total
                                          -------------    ------------     -------------
                                                          (In thousands)
     YEAR ENDED DECEMBER 31, 2000:

     Currently payable                         $  2,791        $ (8,473)        $  (5,682)
     Deferred                                    (8,103)        122,230           114,127
                                               --------        --------         ---------

     Total income tax expense                  $ (5,312)       $113,757         $ 108,445
                                               =========       ========         =========

     YEAR ENDED DECEMBER 31, 1999:

     Currently payable                         $  6,846        $196,192         $ 203,038
     Deferred                                   (13,713)        (86,300)         (100,013)
                                               --------        --------         ---------

       Total income tax expense
         (benefit)                             $ (6,867)       $109,892         $ 103,025
                                               ========        ========         =========

     THREE MONTHS ENDED
     DECEMBER 31, 1998:

     Currently payable                         $    740        $  3,421         $   4,161
     Deferred                                      (620)         16,565            15,945
                                               --------        --------         ---------

       Total income tax expense                $    120        $ 19,986         $  20,106
                                               ========        ========         =========

     YEAR ENDED SEPTEMBER 30, 1998:

     Currently payable                         $  4,221        $ 32,743         $  36,964
     Deferred                                      (550)         34,637            34,087
                                               --------        --------         ---------

       Total income tax expense                $  3,671        $ 67,380         $  71,051
                                               ========        ========         =========

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

11.  INCOME TAXES (Continued)

     Income taxes computed at the United States federal income tax rate of 35% and income taxes provided differ as follows:

                                       Years Ended December 31,
                                     --------------------------      Three Months Ended             Year Ended
                                            2000           1999       December 31, 1998     September 30, 1998
                                     -----------    -----------      ------------------     ------------------
                                                              (In thousands)
     Amount computed at
       statutory rate                   $113,406       $100,703                $ 19,074               $ 73,392
     Increases (decreases)
       resulting from:
          Amortization of
             differences between
             book and tax bases
             of net assets
             acquired                        597            609                     146                    460
          State income taxes,
             net of federal tax
             benefit                       9,718          7,231                   1,183                  5,530
          Dividends-received
             deduction                   (10,900)        (3,618)                   (345)                (7,254)
          Tax credits                     (2,382)        (1,346)                                        (1,296)
          Other, net                      (1,994)          (554)                     48                    219
                                        --------       --------                --------               --------

          Total income tax
             expense                    $108,445       $103,025                $ 20,106               $ 71,051
                                        ========       ========                ========               ========

     For United States federal income tax purposes, certain amounts from life insurance operations are accumulated in a memorandum policyholders' surplus account and are taxed only when distributed to shareholders or when such account exceeds prescribed limits. The accumulated policyholders' surplus was $14,300,000 at December 31, 2000. The Company does not anticipate any transactions which would cause any part of this surplus to be taxable.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

11.  INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the liability for Deferred Income Taxes are as follows:

                                                       December 31,            December 31,
                                                               2000                    1999
                                                       ------------            ------------
                                                                   (In thousands)
     DEFERRED TAX LIABILITIES:
     Investments                                       $     18,738             $    23,208
     Deferred acquisition costs                             317,995                 272,697
     State income taxes                                       9,640                   5,203
     Other liabilities                                       55,101                  18,658
                                                       ------------             -----------
     Total deferred tax liabilities                         401,474                 319,766
                                                       ------------             -----------

     DEFERRED TAX ASSETS:
     Contractholder reserves                               (247,591)               (261,781)
     Guaranty fund assessments                               (3,610)                 (2,454)
     Deferred income                                        (28,982)                (48,371)
     Net unrealized losses on debt and equity
       securities available for sale                        (35,313)                (60,605)
                                                       ------------             -----------
     Total deferred tax assets                             (315,496)               (373,211)
                                                       ------------             -----------
     Deferred income taxes                             $     85,978             $   (53,445)
                                                       ============             ===========

12.  RELATED-PARTY MATTERS

     The Company pays commissions to five affiliated companies: SunAmerica Securities, Inc.; Advantage Capital Corp.; Financial Services Corp.; Sentra Securities Corp.; and Spelman & Co. Inc. Commissions paid to these broker-dealers totaled $44,584,000 in the year ended December 31, 2000, $37,435,000 in the year ended December 31, 1999, $6,977,000 in the three months ended December 31, 1998 and $32,946,000 in the year ended September 30, 1998. These broker-dealers, when combined with the Company's wholly owned broker-dealer, distribute a significant portion of the Company's products, amounting to approximately 33.8%, 35.6%, 35.6% and 33.6% of premiums for each of the respective periods.

     The Company purchases administrative, investment management, accounting, marketing and data processing services from its Parent and SunAmerica, an indirect parent. Amounts paid for such services totaled $132,034,000 for the year ended December 31, 2000, $105,059,000 for the year ended December 31, 1999, $21,593,000 for the three months ended December 31, 1998 and $84,975,000 for the year ended September 30, 1998. The marketing component of such costs during these periods amounted to $61,954,000, $53,385,000, $9,906,000 and $39,482,000, respectively, and are deferred and amortized as part of Deferred Acquisition Costs. The other components of such costs are included in General and Administrative Expenses in the income statement.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

12.  RELATED-PARTY MATTERS (Continued)

     At December 31, 2000, the Company held no investments issued by any of its affiliates. At December 31, 1999, the Company held bonds with a fair value of $50,000 which were issued by its affiliate, International Lease Finance Corp. The amortized cost of these bonds is equal to the fair value.

     During the year ended December 31, 2000, FSA transferred $16,741,000 of cash to the Company related to policy enhancements of the New York Business from the Acquisition (see Note 4).

     During the year ended December 31, 2000, the Company transferred $20,055,000 of cash to the Parent as a result of policy enhancements granted to annuity policyholders who converted their MBL Life policies to policies of the Parent (see Note 4).

     During the year ended December 31, 2000, the Company sold various invested assets from the Parent for cash equal to their current market value of $6,362,000.

     During the year ended December 31, 1999, the Company transferred short-term investments and bonds to FSA with an aggregate fair value of $634,596,000 as part of the transfer of the New York Business from the Acquisition (See
     Note 4). The Company recorded a net realized loss of $5,144,000 on the transfer of these assets.

     During the year ended December 31, 1999, the Company purchased certain invested assets from SunAmerica for cash equal to their current market value of $161,159,000.

     During the year ended September 30, 1998, the Company sold various invested assets to SunAmerica for cash equal to their current market value of $64,431,000. The Company recorded a net gain aggregating $16,388,000 on such transactions.

     During the year ended September 30, 1998, the Company purchased certain invested assets from SunAmerica, the Parent and CalAmerica Life Insurance Company, a wholly-owned subsidiary of the Parent that has since merged into the Parent, for cash equal to their current market value which aggregated $20,666,000, $10,468,000 and $61,000, respectively.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

13.  BUSINESS SEGMENTS

     The Company has three business segments: annuity operations, asset management operations and broker-dealer operations. The accounting policies of the segments are the same as those described in Note 2 - Summary of Significant Accounting Policies. The Company evaluates performance and allocates reserves based on profit or loss from operations before income taxes. There were no intersegment revenues during all periods presented. Substantially all of the Company's revenues are derived from the United States. The Parent makes expenditures for long-lived assets for the annuity operations segment and allocates depreciation of such assets to the annuity operations segment.

     Products for the annuity operations and asset management operations are marketed through affiliated and independent broker-dealers, full-service securities firms and financial institutions. One independent selling organization in the annuity operations represented 16.9% of sales in the year ended December 31, 2000, 12.0% of sales in the year ended December 31, 1999, 14.7% in the three months ended December 31, 1998 and 16.8% in the year ended September 30, 1998. No other independent selling organization was responsible for 10% of sales for any such period. There was no single independent selling organization that accounted for 10% of sales in the asset management operations. Registered representatives sell products offered by the broker-dealer operations. Revenue from any single registered representative or group of registered representatives do not compose a material percentage of total revenues in the broker-dealer operations.

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

13.  BUSINESS SEGMENTS (Continued)

     Summarized data for the Company's business segments follow:

                                                               Asset             Broker-
                                            Annuity          Management          Dealer
                                          Operations         Operations         Operations             Total
                                         -----------        -----------         ----------          -----------
                                                                      (In thousands)
     YEAR ENDED
     DECEMBER 31, 2000:

     Investment income                   $   388,368        $     9,800         $    1,187          $   399,355
     Interest expense                       (260,709)            (3,784)              (360)            (264,853)
                                         -----------        -----------         ----------          -----------

     Net investment income                   127,659              6,016                827              134,502

     Net realized investment
       losses                                (15,177)               ---                ---              (15,177)

     Total fee income                        430,489             99,567             60,743              590,799

     General and
       administrative expenses               (95,303)           (44,266)           (32,058)            (171,627)

     Amortization of deferred               (125,035)           (32,972)               ---             (158,007)
       acquisition costs

     Annual commissions                      (56,473)               ---                ---              (56,473)
                                         -----------        -----------         ----------          -----------

     Pretax income                       $   266,160        $    28,345         $   29,512             $324,017
                                         ===========        ===========         ==========          ===========


     Total assets                        $26,908,888        $   199,075         $   81,515          $27,189,478
                                         ===========        ===========         ==========          ===========

     Expenditures for long-
       lived assets                      $       ---        $       454         $    1,600          $     2,054
                                         ===========        ===========         ==========          ===========

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

13.  BUSINESS SEGMENTS (Continued)

                                                                Asset            Broker-
                                              Annuity         Management         Dealer
                                            Operations        Operations        Operations             Total
                                           -----------       -----------        ----------          -----------
                                                                      (In thousands)
     YEAR ENDED
     DECEMBER 31, 1999:

     Investment income                     $   505,962        $    9,072         $     967          $   516,001
     Interest expense                         (354,263)           (3,085)             (389)            (357,737)
                                           -----------        ----------         ---------          -----------

     Net investment income                     151,699             5,987               578              158,264

     Net realized investment
       losses                                  (19,620)              ---               ---              (19,620)

     Total fee income                          349,066            55,885            48,411              453,362

     General and
       administrative expenses                 (93,449)          (24,856)          (28,378)            (146,683)

     Amortization of deferred
       acquisition costs                       (94,910)          (21,930)              ---             (116,840)

     Annual commissions                        (40,760)              ---               ---              (40,760)
                                           -----------        ----------         ---------          -----------

     Pretax income                         $   252,026        $   15,086         $  20,611          $   287,723
                                           ===========        ==========         =========          ===========


     Total assets                          $26,649,310        $  150,966         $  74,218          $26,874,494
                                           ===========        ==========         =========          ===========

     Expenditures for long-
       lived assets                        $       ---        $    2,271         $   2,728          $     4,999
                                           ===========        ==========         =========          ===========

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

13.  BUSINESS SEGMENTS (Continued)

                                                                 Asset           Broker-
                                                Annuity        Management        Dealer
                                              Operations       Operations       Operations            Total
                                             -----------      -----------       ----------         -----------
                                                                      (In thousands)
     THREE MONTHS ENDED
     DECEMBER 31, 1998:

     Investment income                       $    52,424       $      971       $      158         $    53,553
     Interest expense                            (26,842)            (752)            (101)            (27,695)
                                             -----------       ----------       ----------         -----------

     Net investment income                        25,582              219               57              25,858

     Net realized investment
       gains (losses)                               (238)             509              ---                 271
     Total fee income                             60,876           11,333           11,121              83,330
     General and
       administrative expenses                    (9,363)          (5,171)          (6,734)            (21,268)

     Amortization of deferred
       acquisition costs                         (23,111)          (3,959)             ---             (27,070)

     Annual commissions                           (6,624)             ---              ---              (6,624)
                                             -----------       ----------       ----------         -----------

     Pretax income                           $    47,122       $    2,931       $    4,444         $    54,497
                                             ===========       ==========       ==========         ===========


     Total assets                            $22,982,323       $  104,473       $   59,537         $23,146,333
                                             ===========       ==========       ==========         ===========

     Expenditures for long-
       lived assets                          $       ---       $      308       $    1,005         $     1,313
                                             ===========       ==========       ==========         ===========

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

13.  BUSINESS SEGMENTS (Continued)

                                                                 Asset           Broker-
                                                Annuity        Management        Dealer
                                              Operations       Operations       Operations            Total
                                             -----------      -----------       ----------         -----------
                                                                      (In thousands)
     YEAR ENDED
     SEPTEMBER 30, 1998:

     Investment income                       $   214,871      $     2,839       $    1,083         $   218,793
     Interest expense                           (131,980)          (2,709)            (405)           (135,094)
                                             -----------      -----------       ----------         -----------


     Net investment income                        82,891              130              678              83,699

     Net realized investment
       gains (losses)                             19,615             (133)             ---              19,482

     Total fee income                            207,450           36,632           46,280             290,362

     General and
       administrative expenses                   (49,732)         (18,640)         (24,557)            (92,929)

     Amortization of deferred
       acquisition costs                         (58,833)         (13,880)             ---             (72,713)

     Annual commissions                          (18,209)             ---              ---             (18,209)
                                             -----------      -----------       ----------         -----------

     Pretax income                           $   183,182      $     4,109       $   22,401         $   209,692
                                             ===========      ===========       ==========         ===========


     Total assets                            $14,389,922      $   104,476       $   55,870         $14,550,268
                                             ===========      ===========       ==========         ===========

     Expenditures for long-
       lived assets                          $       ---      $       205       $    5,289         $     5,494
                                             ===========      ===========       ==========         ===========

                          PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements

    The following financial statements are included in Part B of the Registration Statement:

                 TO BE UPDATED BY AMENDMENT

        Audited Consolidated Financial Statements of Anchor National Life Insurance Company at December 31, 2000 and 1999, for the years ended December 31, 2000 and 1999, for the three months ended December 31, 1998 and for the year ended September 30, 1998.


        Audited Financial Statements of Variable Separate Account (Portion Relating to the DIVERSIFIED STRATEGIES VARIABLE ANNUITY do not appear herein as sales have not yet begun.

(B)  EXHIBITS

(1)        Resolutions Establishing Separate Account.............................  +++
(2)        Custody Agreements....................................................  +++
(3)        (a) Form of Distribution Contract.....................................  *
           (b) Form of Selling Agreement.........................................  *
(4)        (a) Variable Annuity Contract.........................................  ***
           (b) Endorsement.......................................................  **
(5)        (a) Application for Contract..........................................  *
           (b) Participant Enrollment Form.......................................  *
(6)        Depositor -- Corporate Documents
           (a) Certificate of Incorporation......................................  ***
           (b) By-Laws...........................................................  +
(7)        Reinsurance Contract..................................................  Not Applicable
(8)        (a) Anchor Series Trust Form of Fund Participation Agreement..........  ++
           (b) SunAmerica Series Trust Form of Fund Participation Agreement......  +
           (c) WM Variable Trust Form of Fund Participation Agreement............  *
(9)        Opinion of Counsel....................................................  *
           Consent of Counsel....................................................  Not Applicable
(10)       Consent of Independent Accountants....................................  *
(11)       Financial Statements Omitted from Item 23.............................  Not Applicable
(12)       Initial Capitalization Agreement......................................  Not Applicable
(13)       Performance Computations..............................................  *
(14)       Diagram and Listing of All Persons Directly or Indirectly Controlled
            By or Under Common Control with Anchor National Life Insurance
            Company, the Depositor of Registrant.................................  +
(15)       Powers of Attorney....................................................  +

------------------------

   * Filed Herewith

  ** Filed with Variable Annuity Account Five and Anchor National Registration
     Statement 333-08859, 811-7727, Post-Effective Amendment 2 & 3 on
     July 27, 1998.

 *** Filed with Variable Annuity Account Five and Anchor National Registration
     Statement 333-08859, 811-7727, Pre-Effective Amendment 1 on
     March 11, 1997.

**** Filed with Variable Annuity Account Five and Anchor National Registration
     Statement 333-08859, 811-7727, Post-Effective Amendment 8 and 9 on April 7, 2000.

+    Filed with the Initial Registration Statement for these File
     Nos.: 333-58314 and 811-3859, on April 5, 2001.

++ Filed April 18, 1997, as part of the Initial Registration Statement of File Nos.: 333-25473 and 811-3859.

+++ Filed April 18, 1997, as part of the Initial Registration Statement of File Nos.: 333-25473 and 811-3859.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

    The officers and directors of Anchor National Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

NAME                                                 POSITION
---------------------------------------------------  ---------------------------------------------------
Jay S. Wintrob                                       Director, President and Chief Executive Officer

NAME                                                 POSITION
---------------------------------------------------  ---------------------------------------------------
Jana W. Greer                                        Director and Senior Vice President
James R. Belardi                                     Director and Senior Vice President
N. Scott Gillis                                      Director and Senior Vice President
Edwin R. Raquel                                      Senior Vice President and Chief Actuary
Marc H. Gamsin                                       Director and Senior Vice President
Mark A. Zaeske                                       Treasurer
Gregory M. Outcalt                                   Senior Vice President
J. Franklin Grey                                     Vice President
Maurice Hebert                                       Vice President and Controller
Edward P. Nolan*                                     Vice President
Scott H. Richland                                    Vice President
P. Daniel Demko, Jr.                                 Vice President
Stewart R. Polakov                                   Vice President
Lawrence M. Goldman                                  Vice President and Assistant Secretary
Christine A. Nixon                                   Vice President and Secretary
Virginia N. Puzon                                    Assistant Secretary

------------------------

*88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

    The Registrant is a separate account of Anchor National Life Insurance Company (Depositor). Depositor is a subsidiary of American International Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14 of the registration statement. As of January 4, 1999, Anchor National became an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787 filed April 2, 2001.

ITEM 27.  NUMBER OF CONTRACT OWNERS

    Sales of the Diversified Strategies Variable Annuity have not yet begun.

ITEM 28.  INDEMNIFICATION

    None.

Item 29 Principal Underwriter


WM Funds Distributor, Inc. serves as distributor to the Registrant, Variable Separate Account and also serves as the underwriter to the WM Trust I, WM Trust II, WM Strategic Asset Management Portfolios, LLC. and WM Variable Trust.


Its principal place of business address of WM Funds Distributor, Inc. and each of its directors and officers listed below is 1201 Third Avenue, 22nd Floor, Seattle, Washington 98101.


Officer/Director                    Position with Underwriter


William A. Papesh                   President


Sandra A. Cavanaugh                 First Vice President


Monte D. Calvin                     First Vice President and
                                    Treasurer


Sharon L. Howells                   First Vice President and
                                    Corporate Secretary

    Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

NAME                                                 POSITION WITH DISTRIBUTOR
---------------------------------------------------  ---------------------------------------------------
Peter A. Harbeck                                     Director
J. Steven Neamtz                                     Director & President
Robert M. Zakem                                      Director, Executive Vice President, General Counsel
                                                      & Assistant Secretary
James Nichols                                        Vice President
Christine A. Nixon                                   Secretary
Lawrence M. Goldman                                  Assistant Secretary
Virginia N. Puzon                                    Assistant Secretary



                                                   NET DISTRIBUTION    COMPENSATION ON
                                                     DISCOUNTS AND      REDEMPTION OR      BROKERAGE
NAME OF DISTRIBUTOR                                   COMMISSIONS       ANNUITIZATION     COMMISSIONS    COMMISSIONS*
-------------------------------------------------  -----------------  -----------------  -------------  ---------------
SunAmerica Capital Services, Inc.                           None               None             None            None

------------------------

*Distribution fee is paid by Anchor National Life Insurance Company.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

    Anchor National Life Insurance Company, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

    State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.

ITEM 31.  MANAGEMENT SERVICES

    Not Applicable.

ITEM 32.  UNDERTAKINGS

    Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

ITEM 33.  REPRESENTATION

a) The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
    Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

b) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: The Company represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                   SIGNATURES

    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 29 day of June, 2001.

                                  VARIABLE SEPARATE ACCOUNT
                                                   (Registrant)

                                  ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                                   (Depositor)


                                  By:             /s/ JAY S. WINTROB
                                     -------------------------------------------
                                                   Jay S. Wintrob
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                  ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:             /s/ JAY S. WINTROB
                                     -------------------------------------------
                                                   Jay S. Wintrob
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

                      SIGNATURE                                       TITLE                                     DATE
------------------------------------------------------  ------------------------------------  ----------------------
       *            JAY S. WINTROB
     -------------------------------------------        President, Chief Executive Officer        June 29, 2001
                    Jay S. Wintrob                                and Director
                                                         (Principal Executive Officer)

       *          MARC H. GAMSIN                          Senior Vice President and               June 29, 2001
     -------------------------------------------                    Director
                  Marc H. Gamsin

       *           N. SCOTT GILLIS                          Senior Vice President and             June 29, 2001
     -------------------------------------------          Director (Principal Financial
                   N. Scott Gillis                                   Officer)

       *           JAMES R. BELARDI                          Senior Vice President and            June 29, 2001
     -------------------------------------------                    Director
                   James R. Belardi

       *            JANA W. GREER                             Senior Vice President and           June 29, 2001
     -------------------------------------------                    Director
                    Jana W. Greer

                      SIGNATURE                                       TITLE                                     DATE
------------------------------------------------------  ------------------------------------  ----------------------
       *           MAURICE HEBERT
     -------------------------------------------         Vice President and Controller            June 29, 2001
                   Maurice Hebert                        (Principal Accounting Officer)

                   Christine A. Nixon

       *       /s/ Christine A. Nixon                                                             June 29, 2001
     -------------------------------------------
                   Attorney In Fact


                                 EXHIBIT INDEX


 EXHIBIT NO.   DESCRIPTION
-------------  -----------------------------------------------------------------
               Rider A (cont)
   3(a)        Form of Distribution Contract
   3(b)        Form of Selling Agreement
   5(a)        Application for Contract
   5(b)        Participant Enrollment Form
   8(c)        WM Variable Trust Form of Fund Participation Agreement
   9           Opinion of Counsel
   10          Consent of Independent Accountants
   13          Performance Computations